UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

General Hornos, No. 690, 1272 Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

Item
1.	Recast Annual Consolidated Financial Statements as of December 31, 2024 and 2023 and For the Years Ended December 31, 2024, 2023 and 2022
2.	Recast Operating and Financial Review and Prospects for the Years Ended December 31, 2024, 2023 and 2022
Exhibit 1 - Consent of Price Waterhouse & Co. S.R.L., Independent Registered Public Accounting Firm

Telecom Argentina S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3 (Registration No. 333-280720) dated July 8, 2024 (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This report on Form 6-K is being furnished to recast into current currency as of September 30, 2025 the consolidated financial statements and certain related financial information included in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on February 28, 2025 (the “2024 20-F”). The purpose of this recast is to make the annual financial information included in the 2024 20-F comparable to the quarterly financial information included in our Form 6-K/A filed with the SEC on February 10, 2026 (the “Q3 Form 6-K/A”), which includes our unaudited condensed consolidated financial statements as of September 30, 2025 and for the nine-month period ended September 30, 2025 (our “Q3 2025 Unaudited Financial Statements”).

We have our operations primarily in Argentina, and our functional currency is the Argentine peso. Argentina is considered a hyperinflationary economy pursuant to the International Accounting Standards Board’s 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”). To determine whether an economy is categorized as a high inflation economy under IAS 29, the standard details several factors to be assessed, including the existence of a cumulative inflation rate over three years approaching, or exceeding, 100%.

The table below shows the evolution of price indices as of September 30, 2025 and December 31, 2024, 2023 and 2022 according to official statistics published by INDEC and the devaluation of the Argentine peso vs. the US dollar for the same years / period:

	As of	As of	As of	As of
	December 31, 2022	December 31, 2023	December 31, 2024	September 30, 2025
National Consumer Price Index (National CPI) (December 2016=100)	1,134.6	3,533.2	7,694.0	9,384.1

Variation in Prices
Accumulated for the twelve-month period ended	94.8%	211.4%	117.8%	31.8%
Accumulated for the nine-month period ended	n/a	n/a	n/a	22.0%

Banco Nación US$/$ exchange rate	177.2	808.4	1,032.0	1,380.0

Variation in the exchange rate
Accumulated for the twelve-month period ended	72.5%	356.3%	27.7%	42.2%
Accumulated for the nine-month period ended	n/a	n/a	n/a	33.7%

Given these inflation levels, in this Form 6-K, we have recast the consolidated annual financial statements included in our 2024 20-F to express them in current currency as of September 30, 2025, and thereby providing a better understanding of our financial position by making our annual financial information comparable to our Q3 Form 6-K/A.

WE ARE NOT CORRECTING OR RESTATING ANY HISTORICAL FINANCIAL DATA IN THIS FORM 6-K.

The only changes presented to our historical financial data are to recast into current currency as of September 30, 2025. We have not otherwise updated the information presented in our 2024 20-F to reflect events, trends, or developments that have occurred since its filing on February 28, 2025.

Recast Annual Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

General Hornos 690

(C1272ACK) Autonomous City of Buenos Aires

Republic of Argentina

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Argentina S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telecom Argentina S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15 of the Company’s 2024 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Price Waterhouse & Co. S.R.L.
Bouchard 557, 8th floor
C1106ABG - Autonomous City of Buenos Aires, Argentina
www.pwc.com.ar	T: +(54.11) 4850.0000

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – CGU Telecom

As described in Notes 3.l), 3.m), 3.u), 3.u.1) and 8 to the consolidated financial statements, the Company’s consolidated goodwill balance was 4,113,535 million of Argentine pesos in current currency as of September 30, 2025, and the goodwill assigned to the cash generating unit related to operations carried out by the Company and its subsidiaries in Argentina of information and communication technology (ICT) services (“the CGU Telecom”) was 4,084,213 million of Argentine pesos in current currency as of September 30, 2025. Management tests for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that the carrying value of the goodwill might be impaired. The carrying value of the goodwill is considered impaired by management when the carrying value of the CGU Telecom is higher than its recoverable value. The recoverable value of the CGU Telecom was calculated based on the fair value less the costs of disposal (hereinafter “FVLCD”). The assessment of the FVLCD of the CGU Telecom included significant judgments by management in determining the market capitalization value of the Company adjusted for (i) the estimated fair value of other CGUs, (ii) the effect of the net liabilities not subject to this impairment test at their estimated fair value, (iii) an estimated control premium (determined by the management with the assistance of advisors, based in the values observed in market transactions) and (iv) estimated disposal costs in an orderly transaction.

The principal consideration for our determination that performing procedures relating to the goodwill impairment assessment of the CGU Telecom is a critical audit matter is the significant judgment applied by management when developing the assessment of the recoverable value of the CGU Telecom, which was determined using FVLCD. This, in turn, led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to assess the FVLCD of the CGU Telecom and to evaluate adjustments made by management to the Company’s market capitalization value, related to the estimated fair value of other CGUs, the effect of the net liabilities not subject to the impairment test at their estimated fair value and the estimated control premium. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the FVLCD for the CGU Telecom. These procedures also included, among others, evaluating the appropriateness of the FVLCD determination for the CGU Telecom; testing the completeness, accuracy, and relevance of underlying data used in the estimate; and evaluating the adjustments to the Company’s market capitalization value made by management, including (i) the estimated fair value of other CGUs (ii) the estimated fair value for the net liabilities not subject to the impairment test and (iii) the estimated control premium based in the values observed in market transactions. Evaluating management’ adjustments to Company’s market capitalization value to determine the FVLCD of the CGU Telecom involved evaluating whether the significant judgements used by management were reasonable considering the consistency with: (i) valuation techniques generally used to determine fair values, (ii) external market data and (iii) evidence obtained in other

2

areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the methodology used by management to determine the FVLCD and the reasonableness of the adjustments to the Company’s market capitalization value made by management.

/s/ PRICE WATERHOUSE & CO. S.R.L.

(Partner)
/s/ Alejandro Javier Rosa

Autonomous City of Buenos Aires, Argentina

February 28, 2025, except for the effects of the recast of the consolidated financial statements to measure them in current currency as of September 30, 2025, as described in Note 1.a) to the consolidated financial statements, as to which the date is December 11, 2025.

We have served as the Company’s auditor since 2003.

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TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the financial statement reader to understand certain terms as used in these recast consolidated financial statements.

Abono fijo: Under the Abono fijo plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

ADR: American Depositary Receipt.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing five Class B Shares.

AFIP (Administración Federal de Ingresos Públicos): The Argentine federal tax authority, currently “ARCA” (Agencia de Recaudación y Control Aduanero).

AMBA (Área Metropolitana de Buenos Aires): The Metropolitan Area of Buenos Aires.

BCRA (Banco Central de la República Argentina): The Central Bank of Argentina.

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): The Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine Securities and Exchange Commission.

Company/Telecom Argentina: Telecom Argentina S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): Paraguay Telecommunications Commission.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018 (Note 27.a).

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

DFI: Derivative Financial Instrument.

DATDH (Distribución de Señales de Audio y Televisión Directa al Hogar): direct-to-home subscription audio and television services.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

FTL: Fintech Telecom LLC, a Telecom shareholder.

Fintech services: Financial technology services are activities that involve the use of innovation and technological developments for the design, offer and provision of financial products and services.

FIU: Financial Information Unit.

Fixed Assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

TELECOM ARGENTINA S.A.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS Accounting Standards: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and censuses.

La Capital Cable/Ver TV: Names corresponding to limited companies La Capital Cable S.A. and Ver T.V. S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

LSCA (Ley de Servicios de Comunicación Audiovisual o de Medios): Law of Audiovisual Communications Services.

Micro Sistemas/Pem/Cable Imagen/AVC /Inter Radios/Personal Smarthome/ NYS2/ NYSSA/ RISSAU/ Manda/ TSMA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., NYS2 S.A.U., Negocios y Servicios S.A.U., Red Intercable Satelital S.A.U., Manda S.A. and Teledifusora San Miguel Arcángel S.A..

MULC (Mercado Único y Libre de Cambios): The Argentine Single and Free Exchange Market.

NYSE: New York Stock Exchange.

OCI: Other Comprehensive Income.

OPH: Name corresponding to company Open Pass Holding LLC that is a joint venture of Telecom.

PBU (Prestación Básica Universal Obligatoria): Compulsory universal telecommunication service established by Decree No. 690/20 and regulated by ENACOM Resolution No. 1,467/20.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

PEN (Poder Ejecutivo Nacional): National Executive Power.

PPP (Programa de Propiedad Participada): Share Ownership plan.

PP&E: Property, plant and equipment.

PSP: Payment Service Providers.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

RMB: Official currency of Popular Republic of China.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

TELECOM ARGENTINA S.A.

SBT (Servicio básico telefónico): Basic telephone service.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEFyC (Superintendencia de Entidades Financieras y Cambiarias): Superintendency of Financial and Exchange Entities.

SMS: Short message systems.

SOF: Secured Overnight Financing

SRCE (Servicio Radioeléctrico de Concentración de Enlaces): Radio-electric Service of Concentration of Links.

SRMC (Servicio de Radiocomunicaciones Móvil Celular): Cellular Mobile Radiocommunications Service.

SRS (Servicio de Radiodifusión por Suscripción por vínculo físico y/o radioeléctrico): Subscription Broadcasting Service by physical and / or radio-electric link.

STeFI (Servicios de Telecomunicaciones Fiables e Inteligentes): Reliable and Intelligent Telecommunications Service.

STM (Servicio de Telefonía Móvil): Mobile Telephone Service.

STMC (Servicio de Telefonía Móvil por Celular): Mobile Telephone Service by Cellular.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to people within a country or specified area.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Telecom USA/ Núcleo/ Personal Envíos/ Televisión Dirigida/ Adesol/ Opalker/Ubiquo/ MFH/ Naperville/ Saturn / CrediPay / Parklet: Names corresponding to foreign companies Telecom Argentina USA Inc., Núcleo S.A.E., Personal Envíos S.A., Televisión Dirigida S.A., Adesol S.A., Opalker S.A., Ubiquo Chile Spa,Micro Fintech Holding LLC, Naperville Investments LLC, Saturn Holding LLC, CrediPay S.A. and Parklet S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

Telefónica: Telefónica de Argentina S.A.

URSEC (Unidad Regulatoria de Servicios de Comunicaciones): Communication Services Regulatory Agency

USA: United States of America

UVA (Unidad de Valor Adquistivo): Purchasing Value Unit, an index developed and published by the BCRA.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc.), MMS (Mobile Multimedia Services) and Voice Mail, among others.

VAT: Value-Added Tax.

WACC: Weighted Average Cost of Capital, discount rate used to discount cash flows in estimating the recoverable value of the Goodwill.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.a) and Note 1.e)

		As of December 31,
ASSETS	Note	2024	2023
Current Assets
Cash and cash equivalents	4	388,241	424,356
Investments	4	40,961	329,258
Trade receivables	5	361,010	352,894
Other receivables	6	54,586	90,407
Inventories	7	73,721	83,741
Assets classified as held for sale	3.j	2,153	—
Total current assets		920,672	1,280,656
Non-Current Assets
Trade receivables	5	527	670
Other receivables	6	59,724	52,144
Deferred income tax assets	15	40,237	36,693
Investments	4	16,598	63,274
Goodwill	8	4,113,535	4,100,682
PP&E	9	5,281,751	6,033,942
Intangible assets	10	2,312,933	2,407,444
Right of use assets	11	599,242	572,872
Total non-current assets		12,424,547	13,267,721
TOTAL ASSETS		13,345,219	14,548,377
LIABILITIES
Current Liabilities
Trade payables	12	542,367	947,795
Borrowings	13	1,308,379	1,496,584
Salaries and social security payables	14	275,963	242,066
Income tax payables	15	5,562	4,148
Other taxes payables	16	110,577	103,976
Dividends payables	4	837	—
Leases liabilities	17	90,902	76,321
Other liabilities	18	49,273	54,343
Provisions	19	4,737	14,183
Total current liabilities		2,388,597	2,939,416
Non-Current Liabilities
Trade payables	12	20,095	2,427
Borrowings	13	2,201,807	4,155,516
Salaries and social security payables	14	11,548	9,904
Deferred income tax liabilities	15	1,720,619	1,224,781
Other taxes payables	16	2	29
Leases liabilities	17	168,856	159,117
Other liabilities	18	18,696	24,030
Provisions	19	64,459	69,366
Total non-current liabilities		4,206,082	5,645,170
TOTAL LIABILITIES		6,594,679	8,584,586
EQUITY
Equity attributable to Controlling Company		6,616,647	5,757,819
Equity attributable to non-controlling interest		133,893	205,972
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		6,750,540	5,963,791
TOTAL LIABILITIES AND EQUITY		13,345,219	14,548,377

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.a) and Note 1.e)

		For the years ended December 31,
	Note	2024	2023	2022
Revenues	23	5,046,460	5,468,921	6,030,998
Employee benefit expenses and severance payments	24	(1,248,633)	(1,366,399)	(1,510,799)
Interconnection and transmission costs		(144,560)	(161,465)	(185,725)
Fees for services, maintenance, materials and supplies	24	(671,370)	(687,145)	(731,612)
Taxes and fees with the Regulatory Authority	24	(397,148)	(420,146)	(463,095)
Commissions and advertising		(283,237)	(320,316)	(365,292)
Cost of equipment	24	(240,333)	(295,020)	(285,677)
Programming and content costs		(291,518)	(308,550)	(378,320)
Bad debt expenses		(103,936)	(118,595)	(151,704)
Other operating expenses	24	(244,971)	(252,424)	(301,450)
Depreciation, amortization and impairment of Fixed Assets	24	(1,599,394)	(1,871,032)	(4,096,755)
Operating loss		(178,640)	(332,171)	(2,439,431)
Earnings (losses) from associates and joint ventures	4.a	(13,994)	(5,014)	6,773
Financial results from borrowings	25	1,775,302	(1,684,704)	246,010
Other financial results, net	25	176,574	460,325	266,606
Income (loss) before income tax		1,759,242	(1,561,564)	(1,920,042)
Income tax benefit (expense)	15	(499,029)	898,403	219,213
Net income (loss) for the year		1,260,213	(663,161)	(1,700,829)

Attributable to:
Controlling Company		1,234,786	(684,523)	(1,718,966)
Non-controlling interest		25,427	21,362	18,137
		1,260,213	(663,161)	(1,700,829)

Earnings per share for income (loss) attributable to the Controlling Company-Basic and diluted	3.t	573.34	(317.84)	(798.15)

See Note 24 for additional information on operating expenses per function.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.a) and Note 1.e)

	For the years ended December 31,
	2024	2023	2022

Net income (loss) for the year	1,260,213	(663,161)	(1,700,829)

Other comprehensive income
Items that may reclassified to profit or loss
Currency translation adjustments (no effect on Income Tax)	(278,746)	194,271	(55,746)
DFI effects classified as hedges	(7,212)	3,487	5,027
Income Tax effects on DFI classified as hedges and others	2,228	(961)	(2,305)
Items that will not be reclassified to profit or loss
Actuarial results	(34)	(1,116)	231
Income Tax effects	12	390	(83)
Other comprehensive income (loss), net of tax	(283,752)	196,071	(52,876)

Total comprehensive income (loss) for the year	976,461	(467,090)	(1,753,705)

Attributable to:
Controlling Company	1,035,870	(549,658)	(1,760,198)
Non-controlling interest	(59,409)	82,568	6,493
	976,461	(467,090)	(1,753,705)

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.a) and Note 1.e)

	Owners’ contribution
	Outstanding		Reserves
	shares								Equity	Equity
	Capital				Special				attributable	attributable
	nominal				reserve for		Other		to	to non-
	value	Inflation	Contributed		IFRS	Facultative	comprehensive	Retained	controlling	controlling	Total
	(1)	adjustment	Surplus	Legal	implementation	(2)	results	earnings	company	interest	Equity
Balances as of January 1, 2022	2,154	2,281,597	5,866,367	128,917	49,683	483,184	(229,410)	138,479	8,720,971	138,103	8,859,074
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution	—	—	—	6,584	—	133,011	—	(139,595)	—	—	—
- Reserves reallocation	—	—	(246,298)	—	—	246,298	—	—	—	—	—
Dividends (3)	—	—	—	—	—	(374,325)	—	—	(374,325)	—	(374,325)
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	(1,116)	1,116	—	(10,510)	(10,510)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(1,718,966)	(1,718,966)	18,137	(1,700,829)
Other comprehensive loss	—	—	—	—	—	—	(41,232)	—	(41,232)	(11,644)	(52,876)
Total Comprehensive income (loss)	—	—	—	—	—	—	(41,232)	(1,718,966)	(1,760,198)	6,493	(1,753,705)
Balances as of December 31, 2022	2,154	2,281,597	5,620,069	135,501	49,683	488,168	(271,758)	(1,718,966)	6,586,448	134,086	6,720,534
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023
- Specific loss allocation	—	—	(2,265,621)	—	—	—	—	2,265,621	—	—	—
- Reserves constitution	—	—	—	—	—	546,655	—	(546,655)	—	—	—
Dividends (3)	—	—	—	—	—	(277,404)	—	—	(277,404)	—	(277,404)
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	(10,677)	(10,677)
Subsidiary acquisition (4)	—	—	—	—	—	—	—	—	—	(5)	(5)
Subsidiary call option (5)	—	—	—	—	—	—	(1,567)	—	(1,567)	—	(1,567)
Comprehensive income:
Net income (loss) for the year	—	—	—	—	—	—	—	(684,523)	(684,523)	21,362	(663,161)
Other comprehensive income	—	—	—	—	—	—	134,865	—	134,865	61,206	196,071
Total Comprehensive income (loss)	—	—	—	—	—	—	134,865	(684,523)	(549,658)	82,568	(467,090)
Balances as of December 31, 2023	2,154	2,281,597	3,354,448	135,501	49,683	757,419	(138,460)	(684,523)	5,757,819	205,972	5,963,791
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024
- Absorption of retained earnings (losses) and reserve reclassification (1)	—	—	(205,624)	—	—	(478,899)	—	684,523	—	—	—
Dividends to non-controlling shareholders (3)	—	—	—	—	—	—	—	—	—	(12,720)	(12,720)
Subsidiary acquisition (6)	—	—	—	—	—	—	—	—	—	2,297	2,297
Transaction non-controlling interest (7)	—	—	—	—	—	—	(32,080)	—	(32,080)	(3,035)	(35,115)
Subsidiary acquisition (8)	—	—	—	—	—	—	—	—	—	788	788
Dividends (3)	—	—	—	—	—	(144,962)	—	—	(144,962)	—	(144,962)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	1,234,786	1,234,786	25,427	1,260,213
Other comprehensive loss	—	—	—	—	—	—	(198,916)	—	(198,916)	(84,836)	(283,752)
Total Comprehensive income (loss)	—	—	—	—	—	—	(198,916)	1,234,786	1,035,870	(59,409)	976,461
Balances as of December 31, 2024	2,154	2,281,597	3,148,824	135,501	49,683	133,558	(369,456)	1,234,786	6,616,647	133,893	6,750,540

(1)	See Note 21.
(2)	Corresponds to the Facultative Reserve to maintain the capital investments level and the current level of solvency.
(3)	See Note 4.b).
(4)	Correspond to Ubiquo’s acquisition. See Note 1.b).
(5)	This operation represents a transaction between controlling and non-controlling stockholders related to the extension of the purchase option of Adesol’s special purpose entities. Therefore. the payments made by the subsidiary Adesol were recognized directly in “Other comprehensive income (loss)” within equity attributable to controlling company.
(6)	Corresponds to the exercise of the Naperville call option. See Note 28.2.1.
(7)	See Note 28.2.2.
(8)	Correspond to the establish of a new company, CrediPay. See Note 1.b).

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1. a) and Note 1.e)

		For the years ended December 31,
	Note	2024	2023	2022
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year		1,260,213	(663,161)	(1,700,829)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		92,587	105,525	158,206
Depreciation of PP&E	24	1,217,258	1,446,267	1,644,158
Amortization of intangible assets	24	141,799	233,482	236,953
Amortization of rights of use assets	24	241,685	190,450	179,884
Impairment of Goodwill	3.m	—	—	2,017,803
Disposals of Fixed Assets and consumption of materials		2,054	1,348	39,980
Earnings (losses) from associates and joint ventures	4.a	13,994	5,014	(6,773)
Financial results and others		(2,242,103)	744,844	(529,644)
Income tax	15	499,029	(898,403)	(219,213)
Income tax paid (*)		(8,996)	(13,602)	(83,766)
Net increase in assets	4.b	(425,074)	(766,710)	(479,755)
Net increase in liabilities	4.b	197,303	1,255,536	513,166
Total cash flows provided by operating activities		989,749	1,640,590	1,770,170
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Payments for PP&E		(424,593)	(701,015)	(969,805)
Payments for intangible asset acquisitions		(56,207)	(530,051)	(43,172)
Payments for acquisition of subsidiary and joint venture, net of cash acquired	28	(16,908)	(5,995)	(3,365)
Acquisition of call options agreements		—	(6,629)	—
Dividends received from associates	4.b	1,236	3,198	5,086
Proceeds from the sale of PP&E and intangible assets		7,211	3,067	2,961
Compensation received for acquisition of companies		3,902	—	—
Proceeds from DFI liquidations		4,808	64,054	—
Proceeds from sale of investments not considered as cash and cash equivalents		406,096	371,427	117,541
Payments for investments not considered as cash and cash equivalents		(393,181)	(710,874)	(481,105)
Total cash flows used in investing activities		(467,636)	(1,512,818)	(1,371,859)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from borrowings	13	1,459,335	1,030,968	704,806
Payment of borrowings	13	(1,367,407)	(607,028)	(565,011)
Repurchase of Notes	13	(32,370)	—	—
Payment of DFI, interests and related expenses	13	(396,835)	(549,713)	(382,216)
Payments of leases liabilities		(112,200)	(117,373)	(126,214)
Transactions with non-controlling interests		(33,530)	(1,567)	—
Dividends paid to non-controlling interests in subsidiaries	4.b	(11,714)	(10,677)	(10,165)
Total cash flows used in financing activities		(494,721)	(255,390)	(378,800)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		27,392	(127,618)	19,511
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		424,356	331,267	319,801
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(63,507)	220,707	(8,045)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		388,241	424,356	331,267

(*)	Years ended December 31,
	2024	2023	2022
Corresponding to Controlling Company	—	(1,759)	(74,862)
Corresponding to subsidiaries	(8,996)	(11,843)	(8,904)
	(8,996)	(13,602)	(83,766)

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTE 1 - DESCRIPTION OF BUSINESS AND BASIS OF PREPARATION OF THE RECAST ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

a)    Purpose of these recast consolidated financial statements

On February 28, 2025, the Company filed with the SEC its 2024 20-F which included its audited consolidated financial statements as of December 31, 2024, and 2023 and for the three years ended December 31, 2024, 2023 and 2022, respectively (the “Consolidated Financial Statements”). Those Consolidated Financial Statements were presented in current currency at the end of the reporting year (December 31, 2024) in accordance with IAS 29.

On July 8, 2024, the Company filed with the SEC a registration statement on Form F-3 (F-3) which incorporated by reference its Consolidated Financial Statements included in Item 18 of Form 20-F.

The Company anticipates that it may undertake a capital markets transaction prior to the issuance of the Consolidated Financial Statements as of December 31, 2025. Therefore, for comparability with its most recent unaudited condensed consolidated financial statements as of September 30, 2025, the Company has recast the Consolidated Financial Statements to measure them in current currency as of September 30, 2025 (“Recast Annual Consolidated Financial Statements”).

The National Consumer Price Index as of September 30, 2025, was 9,384.1 and the cumulative variation in prices for the nine-month period then ended was 22.0%.

b)    The Company and its Operations

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As of October 10, 1999, the Company also began providing telephone services in all the country.

In November 2017, the Company merged with Telecom Personal, so, since that date, it provides directly mobile telecommunications services.

As a consequence of the merger with Cablevisión (accounted for as a reverse acquisition on January 1, 2018), the Company provides cable television services through networks installed in different localities in Argentina and Uruguay.

Therefore, the Company mainly provides fixed and mobile telephony services, cable television services, data and Internet services, among others, in Argentina. Additionally, through its subsidiaries, it also provides diverse ICT Services in Uruguay, Paraguay, USA and Chile.

Moreover, through its controlled companies Micro Sistemas, Personal Envíos and CrediPay, the Company provides fintech services related to the use of electronic means of payment, transfers and/or electronic use of money, among others.

As of December 31, 2024, the following are the subsidiaries included in the consolidation process and the respective equity interest owned by Telecom Argentina:

TELECOM ARGENTINA S.A.

			Telecom Argentina’s
			direct/indirect interest
			in capital stock and
Company	Main Activity	Country	votes
Micro Sistemas (a)	Services related to the use of electronic payment media	Argentina	100.00%
Manda (b)	Holding	Argentina	100.00%
RISSAU (b)	Broadcasting services	Argentina	100.00%
AVC (c)	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Pem	Holding	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Personal Smarthome (d)	Security solutions and services	Argentina	100.00%
NYS2 (d)	ICT Services and Audiovisual Communication Services	Argentina	100.00%
NYSSAU (c)	Provision of internet access services	Argentina	100.00%
TSMA (e)	Community Closed-Circuit Television	Argentina	100.00%
Ubiquo (f)	Cybersecurity services and products	Chile	95.00%
Núcleo (g)	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos (h)	Mobile financial services	Paraguay	67.50%
CrediPay (d) (i)	Financial services	Paraguay	67.50%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (j)	Holding	Uruguay	100.00%
Opalker	Cybersecurity, content platform and related services	Uruguay	100.00%
Parklet (d) (k)	Development and provision of digital platforms	Uruguay	100.00%
MFH (a)(h)	Holding	USA	100.00%
Naperville (b)	Holding	USA	100.00%
Saturn (b)	Holding	USA	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)	As of December 19, 2024, MFH directly controls Micro Sistemas.
(b)	The companies Naperville and Saturn were indirectly acquired in May and July 2024, by the subsidiary Televisión Dirigida. Naperville and Saturn have a 76.63% and 23.27% shareholding in Manda, respectively, which in turn owns 100% of RISSAU. For further details, see Note 28. 2).
(c)	On December 4, 2024, the Board of Directors of Telecom Argentina and the Boards of Directors of NYSSA and AVC, approved the initiation of the process leading to the corporate reorganization consisting of the merger by absorption of NYSSA and AVC (as absorbed companies) by Telecom (absorbing company), effective as of January 1, 2025, from which date the operations of NYSSA and AVC should be considered as carried out by Telecom Argentina.
(d)	As of the date of issuance of these consolidated financial statements, these subsidiaries are dormant entities.
(e)	In September 2024, the Company acquired an additional 49.9% equity interest in TSMA by exchanging 49.9% of its equity interest in Ver TV. For more details, see Note 28.1).
(f)	Company indirectly acquired by the subsidiary Opalker on June 20, 2023.
(g)	During June 2024, the merger by absorption between Núcleo (absorbing company) with Tuves Paraguay S.A. (absorbed company) has taken place.
(h)	Since May 2024, the subsidiary MFH directly controls Personal Envíos.
(i)	On August 19, 2024, the subsidiary MFH established the company CrediPay in the Republic of Paraguay (with a 67.5% ownership) - whose corporate purpose is the granting of loans, financing, purchase of goods and services, as well as the development of payment networks, with the aim of participating in and investing in companies related to financial activities-, with the purpose of participating in and investing in companies related to financial activities.
(j)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.
(k)	Company indirectly acquired by the subsidiary Opalker on December 9, 2024, generating a goodwill of $5 million.

c)    Segment information

An operating segment is defined as a component of an entity that may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to mobile services, internet services, cable television and fixed and data services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic-financial information of Telecom Argentina and its subsidiaries (in current currency as of the date of each transaction), that is prepared as a single segment and evaluate the evolution of business as a unit of generation of results, administering the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically allocated to a type of service, considering that the Company has a single payroll and operating expenses that affect all services in general (non-specific). Further, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and are not allocated specifically to one of them.

TELECOM ARGENTINA S.A.

Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. Telecom also carries out activities abroad (Paraguay, USA, Uruguay and Chile).

The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments.”

The Executive Committee and the CEO continue to monitor this business to evaluate the manner in which its performance is reviewed and, eventually, its consideration as a separate reportable segment provided it complies with the requirements established by IFRS Accounting Standards to that effect.

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets.

Presented below is the Segment financial information for the years ended December 31, 2024, 2023 and 2022:

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2024

	ICT Services in Argentina			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	3,165,736	1,505,485	4,671,221	266,915	136,412	403,327	(28,088)	5,046,460
Operating costs without depreciation, amortization and impairment of Fixed Assets
Employee benefit expenses and severance payments	(823,975)	(387,863)	(1,211,838)	(24,450)	(12,345)	(36,795)	—	(1,248,633)
Fees for services, maintenance, materials and supplies	(393,042)	(230,507)	(623,549)	(35,839)	(18,360)	(54,199)	6,379	(671,370)
Taxes and fees with the Regulatory Authority	(258,519)	(122,395)	(380,914)	(10,931)	(5,303)	(16,234)	—	(397,148)
Commissions and advertising	(133,932)	(59,776)	(193,708)	(62,477)	(30,903)	(93,380)	3,850	(283,237)
Programming and content costs	(172,422)	(79,865)	(252,287)	(25,570)	(13,662)	(39,232)	—	(291,518)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(429,466)	(249,015)	(678,481)	(47,831)	(25,347)	(73,178)	17,859	(733,800)
Adjusted EBITDA	954,380	376,064	1,330,444	59,817	30,492	90,309	—	1,420,754

Depreciation, amortization and impairment of Fixed Assets								(1,599,394)
Operating loss								(178,640)
Losses from associates and joint ventures								(13,994)
Financial results from borrowings								1,775,302
Other financial results, net								176,574
Income before income tax								1,759,242
Income tax expense								(499,029)
Net income								1,260,213

Attributable to:
Controlling Company								1,234,786
Non-controlling interest								25,427
								1,260,213

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2023

	ICT Services in Argentina			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	1,053,442	4,054,964	5,108,406	81,877	304,538	386,415	(25,900)	5,468,921
Operating costs without depreciation, amortization and impairment of Fixed Assets
Employee benefit expenses and severance payments	(279,608)	(1,048,459)	(1,328,067)	(8,277)	(30,054)	(38,331)	—	(1,366,399)
Fees for services, maintenance, materials and supplies	(131,861)	(516,072)	(647,933)	(9,292)	(33,968)	(43,260)	4,049	(687,145)
Taxes and fees with the Regulatory Authority	(83,591)	(322,723)	(406,314)	(2,968)	(10,864)	(13,832)	—	(420,146)
Commissions and advertising	(52,319)	(204,474)	(256,793)	(13,346)	(52,200)	(65,546)	2,023	(320,316)
Programming and content costs	(55,317)	(212,429)	(267,746)	(8,532)	(32,272)	(40,804)	—	(308,550)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(145,951)	(627,424)	(773,375)	(15,714)	(58,243)	(73,957)	19,828	(827,504)
Adjusted EBITDA	304,795	1,123,383	1,428,178	23,748	86,937	110,685	—	1,538,861

Depreciation, amortization and impairment of Fixed Assets								(1,871,032)
Operating loss								(332,171)

Losses from associates and joint ventures								(5,014)
Financial results from borrowings								(1,684,704)
Other financial results, net								460,325
Income before income tax								(1,561,564)
Income tax benefit								898,403
Net loss								(663,161)

Attributable to:
Controlling Company								(684,523)
Non-controlling interest								21,362
								(663,161)

TELECOM ARGENTINA S.A.

◻	Consolidated Income Statement as of December 31, 2022

	ICT Services in Argentina			Other segments

	Currency			Currency
	of the	Inflation	In current	of the	Inflation	In current
	transaction date	restatement	currency	transaction date	restatement	currency	Eliminations	Total
Revenues	505,735	5,156,705	5,662,440	36,650	371,834	408,484	(39,926)	6,030,998
Operating costs without depreciation, amortization and impairment of Fixed Assets
Employee benefit expenses and severance payments	(135,282)	(1,353,789)	(1,489,071)	(2,551)	(25,827)	(28,378)	6,650	(1,510,799)
Fees for services, maintenance, materials and supplies	(60,618)	(633,353)	(693,971)	(4,365)	(43,458)	(47,823)	10,182	(731,612)
Taxes and fees with the Regulatory Authority	(40,156)	(409,498)	(449,654)	(1,194)	(12,247)	(13,441)	—	(463,095)
Commissions and advertising	(27,422)	(275,424)	(302,846)	(5,868)	(57,338)	(63,206)	761	(365,292)
Programming and content costs	(29,442)	(302,107)	(331,549)	(4,285)	(42,487)	(46,772)	—	(378,320)
Other operating costs without depreciation, amortization and impairment of Fixed Assets	(75,866)	(796,908)	(872,774)	(6,571)	(67,544)	(74,115)	22,333	(924,556)
Adjusted EBITDA	136,949	1,385,626	1,522,575	11,816	122,933	134,749	—	1,657,324

Depreciation, amortization and impairment of Fixed Assets								(4,096,755)
Operating loss								(2,439,431)

Losses from associates and joint ventures								6,773
Financial results from borrowings								246,010
Other financial results, net								266,606
Income before income tax								(1,920,042)
Income tax benefit								219,213
Net loss								(1,700,829)

Attributable to:
Controlling Company								(1,718,966)
Non-controlling interest								18,137
								(1,700,829)

TELECOM ARGENTINA S.A.

Additional information per geographical area is disclosed below:

	For the years ended December 31,
	2024	2023	2022
Revenues from customers located in Argentina	4,670,664	5,090,556	5,627,270
Revenues from foreign customers	375,796	378,365	403,728

CAPEX corresponding to the segment “ICT Services in Argentina”	606,075	1,184,893	950,094
CAPEX corresponding to the segment “Other segments”	88,340	98,469	105,305

	As of December 31,
	2024	2023
Fixed Assets corresponding to the segment “ICT Services in Argentina”	11,821,805	12,421,907
Fixed Assets corresponding to the segment “Other segments”	485,656	693,033

Borrowings corresponding to the segment “ICT Services in Argentina”	3,452,634	5,504,472
Borrowings corresponding to the segment “Other segments”	57,552	147,628

d)    Basis of Presentation

These recast consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards also includes the International Accounting Standards or “IAS”; the International Financial Reporting Interpretations Committee or “IFRIC”, the Standard Interpretations Committee or “SIC” and the conceptual framework.

The preparation of these recast consolidated financial statements in conformity with IFRS Accounting Standards requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its supplementary information. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where estimates are significant are disclosed under Note 3.u).

For comparability with its most recent unaudited condensed consolidated financial statements as of September 30, 2025, these recast consolidated financial statements are expressed in millions of Argentine pesos, are prepared as of December 31, 2024 and recast in current currency as of September 30, 2025 (see item 1.a and 1.e), on an accrual basis of accounting (except for the consolidated statement of cash flows), based on historical cost, except for certain financial assets and liabilities (includes DFI) that are measured at fair value.

These recast consolidated financial statements contain, additionally to all disclosures required under IFRS Accounting Standards, some disclosures required by the LGS and/or by the CNV.

The figures as of December 31, 2023, and for the years ended December 31, 2023 and 2022, which are disclosed in these recast consolidated financial statements for comparative purposes, are a result of recasting the financial statements as of such dates, according to what is described in section a). When applicable, certain reclassifications were made for comparative purposes.

The Consolidated Financial Statements as of December 31, 2024, were authorized for issuance and approved by resolution of the Board of Directors’ meeting held on February 27, 2025. In addition, the recast of the Consolidated Financial Statements, to measure them in current currency as of September 30, 2025 as described in Note 1.a), were approved on December 11, 2025 by the Chief Financial Officer (“CFO”), whose power was designated by resolution of the Board of Directors’ meeting held on December 4, 2024.

e)    Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in current currency of December 31, 2024, and recast in current currency as of September 30, 2025, for comparability with its most recent unaudited condensed consolidated financial statements as of September 30, 2025.

The table below shows the evolution of price indexes as of September 30, 2025, and December 31, 2024, 2023 and 2022 according to official statistics published by INDEC and the devaluation of the Argentine peso vs. the U.S. dollar for the same years / period:

TELECOM ARGENTINA S.A.

	As of December 31,	As of December 31,	As of December 31,	As of September 30,
	2022	2023	2024	2025

National Consumer Price Index (National CPI) (December 2016=100)	1,134.6	3,533.2	7,694.0	9,384.1

Variation in Prices
Accumulated for the twelve-month period ended	94.8%	211.4%	117.8%	31.8%
Accumulated for the nine-month period ended	n/a	n/a	n/a	22.0%

Banco Nación US$/$ exchange rate	177.2	808.4	1,032.0	1,380.0

Variation in the exchange rate
Accumulated for the twelve-month period ended	72.5%	356.3%	27.7%	42.2%
Accumulated for the nine-month period ended	n/a	n/a	n/a	33.7%

Below is a summary of the effect of applying IAS 29:

Restatement of the Statement of Financial Position and the Statement of Changes in Equity

The Company restated all the non-monetary items in current currency as of December 31, 2024. Each item must be restated since the date of the initial recognition or since the last revaluation. Monetary items have not been restated because they are stated in terms of the measuring unit current as of December 31, 2024. In addition, all monetary and non-monetary items as of December 31, 2024 were recast to measure them in current currency as of September 30, 2025, as described in Note 1.a).

Restatement of the Income Statement, the Statements of Comprehensive Income and the Statement of Cash Flows

In the Income Statement and the Statements of Comprehensive Income, items are restated in current currency as of December 31, 2024 and recast to measure them in current currency as of September 30, 2025, as described in Note 1.a). The Company shall apply the monthly variations of CPI.

Financial results related to foreign currency exchange and accrued interest are determined in real terms, excluding the inflationary effect contained therein.

The effect of inflation on the monetary position is included in the Income Statement under Financial cost and Other financial results, net.

The items of the Statement of Cash Flows are restated in current currency at the closing date. The restatement effect has an impact on the Income Statement and must be eliminated from the Statement of Cash Flows because it is not considered cash or cash equivalent.

Investments in foreign companies

The subsidiaries that use functional currencies other than the Argentine peso (mainly foreign companies with economies that are not considered to be hyperinflationary), must not restate for inflation their financial statements, in accordance with IAS 29.

Notwithstanding, and only for reporting and consolidation purposes, the comparative figures presented in Argentine pesos in the Income Statement corresponding to the current year and the previous year must be stated using the exchange rates at the transaction date. In addition, the initial items of the Statement of Changes in Equity must be reported at the closing rate without modifying its total amount due to the fact that it is translated into the closing exchange rate, which implies that a translation adjustment is recognized against Retained Earnings and Other Comprehensive Income (loss).

TELECOM ARGENTINA S.A.

NOTE 2 – Regulatory framework

a)    Regulatory Authority

Argentina

In Argentina, the regulatory authority for the ICT services provided by the Company and certain subsidiaries is ENACOM. Through Decree No. 89/2024 dated January 26, 2024, the Argentine government ordered the intervention of ENACOM for a period of 180 consecutive days, which was extended through Decree No. 675/2024 until July 7, 2025, to redefine outdated regulations that hinders the technological progress, among other tasks. As of the date of issuance of the Consolidated Financial Statements, there have been no effects on the Company’s operations due to this intervention. The Company will continue to monitor the matter for any potential impacts.

Regarding fintech services, Micro Sistemas is registered with the BCRA as a PSP that offers payment accounts, accepts payments via transfers, and acts as a payment aggregator. It is also registered in the Interoperable Digital Wallets Registry and in the Other Non-Financial Credit Providers Registry. Therefore, Micro Sistemas is subject to certain regulations established by the BCRA and the Financial Information Unit, as it holds the status of Obligated Subject (OS) pursuant to Article 20 of Law No. 25,246 (as amended).

Foreign companies

The Regulatory Authority for ICT Services, provided by Núcleo in Paraguay is the CONATEL. Personal Envíos is under the oversight of the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company.

The Regulatory Authority for the services provided by Telecom USA, in USA, is the Federal Communications Commission.

The Regulatory Authority for the services provided by special purpose entities in Uruguay are under the orbit of URSEC.

b)    Licenses

Under the Licencia Única Argentina Digital, the Company currently provides the following services:

●	local fixed telephony,
●	public telephony,
●	domestic and international long-distance telephony,
●	domestic and international point-to-point link services,
●	value added, data transmission, videoconferencing, transportation of broadcasting signals, and Internet access,
●	STM, SRMC, PCS and SCMA, also called mobile communications services (“SCM”, for its Spanish acronym), Such licenses were granted for the provision of STM in the Northern Region of Argentina, of SRMC in the AMBA area, and of PCS and SCMA throughout the country,
●	SRS,
●	SRCE and
●	STeFI.

In Paraguay, Núcleo holds a license to provide STMC and PCS. In addition, it holds a license for the installation and exploitation of Internet, data services and license to provide DATDH services throughout Paraguay. These licenses have been granted for renewable five-year periods.

c)    Main Regulatory issues – ICT Services

Among the main regulations that govern the services rendered by the Company, the following stand out:

●	LAD and its amendments.
●	Law No. 19,798 to the extent it does not contradict the LAD.
●	The Privatization Regulations, which regulated that process.
●	The Transfer Agreement.
●	The licenses for providing telecommunication services granted to the Company and the Bidding Terms and Conditions and their respective general rules.
●	Current service regulations. See the main regulations on Licenses, Interconnection, SU and Spectrum in sections d) to e) of this Note.

TELECOM ARGENTINA S.A.

Decree No. 690/20 - Amendment to the LAD - Controversy

On August 22, 2020, PEN issued Decree No. 690/20 (“Decree No. 690/20”), which has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20, through which (among other issues):

●	declared ICT Services as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered ENACOM to ensure accessibility;
●	established that the prices of: (i) the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii) the prices of those services determined by ENACOM for public interest reasons, shall be regulated by ENACOM;
●	ENACOM established the price and characteristics of each service of the ICT’s PBU;

The PEN issued Emergency Decree No. 302/24, published in the Official Gazette on April 9, 2024, whereby it repealed Decree No. 690/20. In addition, said Emergency Decree amended Articles 48 and 54 of the LAD, providing that the licensees of ICT Services shall set their prices, which shall have to be fair and reasonable, cover the exploitation costs and tend towards the efficient supply and a reasonable operation margin. It also provided that the Basic Telephony Service shall continue to be considered a public service.

On June 25, 2024, through Resolution No. 13/2024, the ENACOM repealed Resolution No. 1,466/20, along with all amendments to that resolution.

Prior to the enactment of Decree No. 302/24, which repealed Decree No. 690/20, the Company had filed a claim challenging the constitutionality of Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20 issued in relation thereto. In this sense, on April 30, 2021, the Court of Appeals on Federal Administrative Matters granted the injunction requested by the Company, ordering the suspension of the application of the above-mentioned ENACOM Resolutions and of Emergency Decree No. 690/20. Said injunction was extended until August 20, 2024.

On the other hand, on June 19, 2024, the Company was notified of the decision rendered by Chamber II of the Court of Appeals on Federal Administrative Matters, whereby said Court (i) dismissed the grounds raised by the PEN and the appeals filed by the ENACOM against the decision rendered by Federal Court on Administrative Litigation Matters No. 8 dated November 17, 2023, and (ii) upheld the first-instance judgment, ratifying the nullity of both Decree No. 690/20 and the related ENACOM Resolutions Nos. 1,466/20 and 1,467/20.

On July 4, 2024, the PEN filed an extraordinary appeal against the decision rendered by Chamber II of the Court of Appeals on Federal Administrative Matters. On September 24, 2024, the Court of Appeals on Federal Administrative Matters dismissed the extraordinary appeals filed by the PEN and the ENACOM, and upheld the first-instance judgment, ratifying the nullity of both Decree No. 690/20 and ENACOM Resolutions Nos. 1,466/20 and 1,467/20. On October 16, 2024, Telecom was notified of the decision rendered by the Federal Court on Administrative Litigation Matters No. 8, which deemed the proceeding concluded and filed.

d)    General Regulation of the Universal Service (“RGSU” for its Spanish acronym)

ENACOM approved a new RGSU through Resolution No. 721/20 of September 3, 2020.

The Regulation, although it maintains the obligation to contribute to the FFSU 1% of total revenues accrued for the provision of ICT Services net of its taxes and fees (included in “Taxes and fees with the Regulatory Authority” of the Statement of Income), among the most relevant matters, provides:

(i)	that ENACOM may consider that the monthly obligation of the Contributors has been partially settled for up to 30% of their contributions, based on the reporting of computable investments made in projects approved by ENACOM;
(ii)	that the licensees may submit projects to ENACOM for their review and assessment;
(iii)	that the deployment of fixed Next Generation Networks (“NGN”) for the provision of broadband Internet services of the Projects shall not fall within the scope of the protection regulations applicable to such networks.

In addition, within the framework of the new RGSU, SU Programs have been approved providing for the deployment of fixed broadband, deployment of access networks to mobile communications services and services to public institutions, among others.

TELECOM ARGENTINA S.A.

The physical link and radio-electric link subscription broadcasting services are not subject to the SU investment contribution until a law is passed that unifies the fee regime provided by the LSCA and LAD, so it will continue to be subject only to the fee regime provided under LSCA (included in “Taxes and Fees with the Regulatory Authority” of the Statement of Income). Therefore, they shall not be subject to the SU investment contribution or the payment of the Control, Oversight and Verification Fee provided under the LAD.

According to the provisions of SC Resolutions No. 80/07, No. 154/10 and CNC Resolution No. 2,713/07, this is the situation of the Company as of the date:

i)	SU Fund - Impact on the Company with respect to its original license to provide SBT

Telecom Argentina filed its affidavits including the offset amounts related to the services that should be considered as SU services.

However, several years after the market’s liberalization and the effectiveness of the SU regulations and its amendments, incumbent operators have still not received any offsets for providing services with the characteristics set forth under the SU regime.

The Company has filed its monthly SU affidavits which result in a receivable. The programs and the valuation methodology used to estimate this receivable are pending of approval by the Regulatory Authority. This receivable has not yet been recorded in these recast consolidated financial statements as of December 31, 2024, since it is subject to the approval of the SU Programs and the review of those affidavits by the Regulatory Authority and the confirmation of the existence of enough contributions to the SU Trust so as to compensate the incumbent operators.

Between years 2011 and 2012, the SC issued a serie of resolutions through which it notified the Company that investments associated with certain services and/or programs did not qualify as Initial SU Programs, and that, they did not constitute different services involving a SU provision, and therefore, cannot be financed with SU Funds.

The Company has filed appeals against the above-mentioned resolutions, presenting the legal arguments based on which such resolutions should be revoked.

In September 2012, the CNC ordered the Company to deposit approximately $208 million (in currency of the transaction date). The Company has filed a recourse refusing the CNC’s order on the grounds that the appeals against the SC Resolutions are still pending of resolution.

In November 2019, ENACOM notified that the appeals filed by the Company against the SC resolutions had been rejected, taking them to superior body for substantiation.

As of the date of the Consolidated Financial Statements, the appeal review body has not yet issued a decision.

While it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

ii)	FFSU - Impact on the Company with respect to the SCM originally provided by Telecom Personal S.A. (“Personal”)

In compliance with Resolutions SC No. 80/07 and No. 154/10 and CNC No. 2713/07, Personal has filed its affidavits since July 2007 and deposited the corresponding contributions.

On January 26, 2011, the SC issued Resolution No. 9/11 establishing that telecommunication service providers could only allocate to investment projects under this program the amounts corresponding to outstanding investment contribution obligations arising from Annex III of Decree No. 764/00 before the effective date of Decree No. 558/08.

In July 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services declared by the SCM Providers as “High Cost Areas or services provided in non-profitable areas”, “services provided to clients with physical limitations (deaf-mute and blind people)”, “rural schools”, and requests relating to the installation of radio-bases and/or investment in infrastructure development in various localities, did not constitute items that could be discounted from the amount of SU contributions. It also provided that certain amounts already deducted could be used for investment projects within the framework of the Program created under SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal filed an administrative appeal against SC requesting its nullity. As of the date of the Consolidated Financial Statements, this appeal is still pending of resolution.

TELECOM ARGENTINA S.A.

In October 2012, in response to the order issued by the SC, Personal deposited under protest the amount corresponding to the assessment of the SU services provided by Personal, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC. Since August 2012, Personal -and subsequent to the merger, the Company- is paying under protest of those concepts in its monthly affidavits. As of December 31, 2024, the Company has not recognized any credits related to these concepts.

While it cannot be assured that these issues will be favorably resolved at the administrative stage, the Company’s Management, with the assistance of its legal advisors, considers that has solid legal and de facto arguments to support the position of Telecom Argentina.

iii)	FFSU - Impact on the Company with respect to the services originally provided by Cablevisión

As of the date of the Consolidated Financial Statements, the Regulatory Authority has not yet approved the Project filed by Cablevisión on June 21, 2011, within the framework of SC Resolution No. 9/11, in order to fulfill the SU contribution obligation for the amounts accrued since January 2001 until the effectiveness of Decree No. 558/08.

e)    Spectrum

i)	Spectrum Allocation for SCMA

In 2014, the Company was awarded Lots 2, 5, 6 and 8 and the remaining frequencies of the PCS and the SRMC, as well as those of the spectrum for the SCMA.

The use of the frequencies is granted for a period of 15 years counted from the notification of the administrative act of adjudication. In particular, for the spectrum of the SCMA, the term was counted as from February 27, 2018, in accordance with what is stated in Resolution No. 528/18.

Once the term of use granted for the different frequencies has expired, the Regulatory Authority may extend the validity at the express request of the successful bidder (which will be onerous and under the price and conditions established by it).

ii)	Frequencies for Subscription Broadcasting Service

In relation to subscription broadcasting license (such as cable television) are considered, for all purposes, a Licencia Única Argentina Digital, with a registration for such service. The LAD establishes a 10-year extension starting in January 2016 for the use of spectrum frequencies for subscription broadcasting license holders via radio link.

iii)	Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

In December 2017, the Company was served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize the transfer in favor of Telecom Argentina of the authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO).

Telecom Argentina shall, within a term of two years as from the date on which the merger with Cablevisión was approved by the CNDC and ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications. For these purposes, 80 MHz exceeded the limit set.

During 2019, the Company proceeded with a partial return of the radio-electric spectrum (40 MHz), which was completed in March 2022 (40 MHz remaining).

On March 15, 2022, ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

The accounting impact for the year ended on December 31, 2022 is detailed in Note 3.m).

TELECOM ARGENTINA S.A.

iv)	ENACOM Resolution No. 798/2022 – On-demand allocation of spectrum blocks

Through Resolution No. 798/2022, ENACOM began the process for the on-demand allocation of spectrum blocks of the 2500-2570 MHz and 2,620-2,690 MHz frequencies for the provision of SCMA services. Through said Resolution, ENACOM also approved the bidding terms and conditions and the list of locations for which there is spectrum available for the provision of SCMA services. Article 12 of the bidding term and condition allowed the return of portions of spectrum previously assigned as a means of payment for the assigned frequencies.

Through Resolution No. 1,729/2022, ENACOM assigned to the Company the spectrum blocks requested and the return of the spectrum proposed by Telecom was accepted as part of payment.

v)	STeFI - 5G spectrum allocation

Through Resolution No. 1,289/2023, published in the Official Gazette on August 29, 2023, ENACOM’s Board allocated the frequency band between 3,600 and 3,700 MHz to the Fixed Service and to the Land Mobile Service, both with primary status, and established its use in time-division duplex (TDD) mode for the provision of STeFI on the use of Fifth Generation (5G) technology in the country, regulated by ENACOM Resolution No. 2,385/2022, whose objective was to establish the conditions of the service, the essential benefits and the minimum technological guidelines that guarantee its quality and efficiency.

Through Resolution No. 1,285/2023, published on the same date, ENACOM authorized the call for bids for the allocation of frequency bands for the provision of STeFI and approved the General and Particular Bidding Terms and Conditions for the Allocation of Frequency Bands from 3,300 to 3,600 MHz (“Bid Form”), divided into three lots of 100 MHz each. The base price for each lot was set at US$350 million.

On October 24, 2023, the Auction was held for the above-mentioned Bid, where Telecom was awarded Lot 2 (3,400-3,500 MHz Band), equivalent to US$350 million, which was paid in November 2023.

The award of the right to use the frequency band implied the capitalization as intangible assets of $460,474 million, which are amortized as described in Note 3.i).

f)    Main Regulatory issues – Fintech Services

Foreign companies

Personal Envíos is authorized by the Central Bank of the Republic of Paraguay to operate as an Electronic Payment Company (“EMPE”, for its Spanish acronym) through Resolution No. 6 issued on March 30, 2015.

Argentina

Since November 20, 2020, Micro Sistemas has been registered as a PSP offering payment accounts. On July 4, 2024, it was registered as an Acceptor of Transfers and, on October 21, 2024, it obtained registration as a Payment Aggregator.

Furthermore, in August 2022, it was registered in the Interoperable Digital Wallets Registry, and during the first quarter of 2023, it was registered in the Other Non-Financial Credit Providers Registry. Therefore, Micro Sistemas is governed by the BCRA regulations for payment service providers, National Payment System-Payment Services, non-financial credit providers, and their supplementary regulations.

Additionally, Micro Sistemas is required to comply with the provisions for the Protection of Financial Services Users and supplementary regulations issued by the BCRA.

The most important provisions of the effective regulations are detailed below:

a)	Offering of Accounts and Funds Management: The companies registered with the BCRA as PSP offering payment accounts can offer accounts for debits and credits within a payment scheme. The accounts offered by PSPs are called payment accounts, which are unrestricted and denominated in pesos, allowing customers to order and receive payments.

Customers’ funds credited to the payment accounts offered by payment service providers offering payment accounts must be available at all times (immediately upon demand by the customer) for an amount at least equivalent to that credited to the payment account. To this end, the systems implemented by payment service providers offering payment accounts must be able to identify and individualize the funds of each customer.

The customers’ funds must be deposited in checking accounts in pesos held with Argentine financial institutions. For more information about restricted funds to be paid to customers see Note 4.a).

TELECOM ARGENTINA S.A.

Notwithstanding the foregoing, at the express request of the customer, the funds credited to payment accounts can be applied to investments in “mutual funds” in Argentina. Such funds shall be debited from the relevant payment account, in which case the amounts invested in mutual funds must be reported separately from the balance of the payment account.

For transactions on their own account (payment to suppliers, payment of salaries, etc.), PSPs must use an “operational” bank account (unrestricted) separate from the bank account in which the customers’ funds of PSPs offering payment accounts are deposited.

Deposits in pesos in accounts of payment service providers offering payment accounts, where customers’ funds are deposited, will be subject to a minimum cash requirement of 100%.

b)	Oversight and Reporting Regime: PSPs shall comply with the reporting regime provided for in different communications issued by the BCRA and give access to their facilities and documentation to SEFyC’s personnel designated for this purpose, and make available to the BCRA tools for real-time inquiries and reporting that the Deputy General Manager of Payment Methods may determine for each type of supplier according to its volume of operations.
c)	Transparency Advertisements made through any media and any documentation issued by PSPs must clearly and expressly state that: a) they only offer payment services and are not authorized by the BCRA to operate as financial entities, and b) funds deposited in payment accounts do not constitute deposits in a financial institution, nor do they have any of the guarantees that such deposits may enjoy in accordance with applicable laws and regulations regarding deposits in financial institutions.
d)	Transfers of funds sent and received in payment accounts: PSPs must comply with the obligations set out in the “National Payment System - Transfers Rules.” and “National Payment System – Transfers – Supplementary Rules”.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Detailed below are the most relevant accounting policies used by the Company for the preparation of these recast consolidated financial statements, which have been applied uniformly with respect to comparative years.

a)    Going Concern

The recast consolidated financial statements have been prepared on a going concern basis as there is a reasonable expectation that Telecom Argentina and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b)    Foreign Currency Translation

Items included in the financial statements of each of Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The recast consolidated financial statements are presented in Argentine pesos, which is the functional currency of all Company’s subsidiaries located in Argentina. In general, the functional currency for the Company’s foreign subsidiaries is the respective legal currency of each country, except for Opalker and its subsidiaries Ubiquo and Parklet, where functional currency is the US dollar.

The assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the reporting date, while income and expenses are translated at the average exchange rates for the year. Translation differences resulting from the application of this method are recognized under Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the recast consolidated financial statements are translated at the average exchange rates for each year.

c)    Foreign Currency Transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences recognized in real terms, are included in the consolidated income statement in the items “Foreign currency exchange gains (losses) on borrowings” and “Other foreign currency exchange gains (losses)” within the line items “Financial results from borrowings” and “Other financial results, net”, respectively, except when they are deferred in equity for transactions that qualify as cash flow hedges, if applicable.

TELECOM ARGENTINA S.A.

d)    Principles of consolidation and equity method

d.1) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company (see item d.7) to this Note).

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position respectively.

Inter-company transactions, balances and unrealised gains on transactions between Telecom and its subsidiaries are eliminated.

The subsidiaries’ financial statements cover the same periods and are prepared as of the same closing date and in accordance with the same accounting policies as those of the Company.

Note 1.b) details the subsidiaries, together with the interest percentages held directly or indirectly in each subsidiary’s capital stock and votes, main activity and country of origin as of December 31, 2024.

d.2) Transactions with non-controlling interests

The Company considers any transactions executed with non-controlling shareholders that do not result in a loss of control, as transactions among shareholders. A change in the equity interests held by the Company is considered as an adjustment in the book value of controlling interests and non-controlling interests to reflect the changes in its relative interests. The differences between the amount for which non-controlling interests are adjusted and the fair value of the consideration paid or received and attributed to the shareholders of the controlling company will be directly recognized in “Other comprehensive income (loss)” in the equity attributed to the parent company.

d.3) Investments in Associates

Associates are all entities over which the Company has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights.

Investments in associates are accounted for using the equity method (see item d.5) to this Note), after initially being recognised at cost.

Note 4.a) details the investments in associates, together with the interest percentages held directly or indirectly in each company’s capital stock and votes, main activity and country of origin as of December 31, 2024.

d.3.1) Investment in TSMA

As of December 31, 2023, the Company held 50.1% of the voting rights of TSMA, while the other shareholder held the remaining 49.9% of the shares. The parties signed a shareholders’ agreement (“Agreement”) that established, among other things, the rights and obligations of both parties concerning their participation in said company. According to the Agreement, the other shareholder operated and managed the business, and Telecom primarily provided advise on commercial issues, so Telecom did not have the ability to use its power over the investee to influence the returns of said company, exercising significant influence and valuing its investment as an associate.

On September 14, 2024, the Company signed a share exchange and transfer agreement with El Hombre Mil S.A. (“EHM”), controlling Company of TSMA and Ver TV.

Following this share exchange and transfer, Telecom holds 100% of the shares of TSMA. For more details, see Note 28. 1).

d.4) Joint arrangements

Under IFRS 11 “Joint Arrangements” investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor.

TELECOM ARGENTINA S.A.

d.4.1) Joint operation

The Company, in relation to its participation in a joint operation, recognises its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses.

Telecom held a 50% share in the UTE Ertach – Telecom Argentina (“UTE”), which was engaged in the provision of data transmission services and the order channels required to integrate the public administration agencies of the Province of Buenos Aires and the municipal agencies in a single provincial data communication network, whose contract ended on July 27, 2022. On November 30, 2023, the liquidators approved the final liquidation and the registry cancellation of the UTE contract which was registered in the IGJ on February 1, 2024.

d.4.2) Joint venture

Interests in joint ventures are accounted for using the equity method, after initially being recognized at cost in the consolidated statement of financial position.

In April 2023, the Company acquired a 50% shareholding in OPH.

d.5) Equity method

Under the equity method of accounting, the investments are initially recognised at cost and adjusted thereafter to recognise the Company’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Company’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

The Company’s investment in associates includes the goodwill identified at the time of the acquisition, net of any impairment losses. For more information on impairment of Fixed Assets, see item m) to this Note.

Unrealised gains on transactions between the Company and its associates and joint ventures are eliminated to the extent of the group’s interest in these entities.

The associates’ and joint ventures´ financial statements cover the same periods and are prepared as of the same closing date as those of the Company’s. Adjustments were made, where necessary, to the associates’ extra-accounting information so that their accounting policies are in line with those used by the Company.

d.6) Consolidation of structured entities

The Company, through one of its subsidiaries located in Uruguay, has executed certain agreements with other companies for the purpose of rendering on behalf of and by order of such companies’ certain installation services, collections, administration of subscribers, marketing and technical assistance, financial and general business advising, with respect to cable television services in Uruguay. The Company maintains control of these entities in accordance with the guidelines of IFRS 10, so the recast consolidated financial statements include their assets, liabilities, and results. Since the Company does not hold an equity interest in these companies, the offsetting entry of the net effect of the consolidation of the assets, liabilities and results of these companies is disclosed under the line items “Equity attributable to non-controlling interests” and “Net Income attributable to non-controlling interests”.

d.7) Business Combinations

The Company applies the acquisition method of accounting for business combinations. The consideration for each acquisition is measured at fair value of the assets given (acquisition cost).

The identifiable assets and the liabilities assumed of the acquired company that meet the conditions for recognition under IFRS 3 are recognized at fair value at the acquisition date, except for certain particular cases provided by such standard.

Any excess between: a) the sum of the consideration transferred, plus non-controlling interests (valued at fair value or at their proportional participation on identifiable net assets), plus acquisition‑date fair value of the acquirer’s previously held equity interest in the acquire (if any) and b) the net of the acquisition‑date amounts of the identifiable assets acquired and the liabilities assumed determined on the acquisition date, is recognized as goodwill. Otherwise, the gain is immediately recognized in the income statement.

Acquisition direct costs are recognized in the Income Statements when they are incurred.

For more details on the acquisitions made by the Company and its subsidiaries, see Notes 1.b) and 28.

TELECOM ARGENTINA S.A.

d.8) Business combinations under common control

The business combinations between companies under common control, which are accounted for considering the book value of the acquired company in the parent company. Unrealized result is also eliminated unless the transaction provides evidence of the asset transferred.

e)    Revenues

Revenues are recognized (net of discounts and returns) to the extent the sales agreement has commercial substance, provided it is considered probable that economic benefits will flow to the Company and their amount can be measured reliably.

The Company discloses its revenues into two large groups: services and equipment. Revenues from sales of services are recognized at the time services are rendered to the customers. Revenues from sales of equipment are recognized at the point in time when the control is transferred and the performance obligation is performed.

The main performance obligations of Telecom and its subsidiaries are:

-

Mobile Services: include mainly consist of monthly basic fees, revenues on prepaid calling cards and online recharges, airtime usage charges, roaming and interconnection charges, VAS charges, and other services. Telecom provides mobile services in Argentina and Paraguay.

-

Internet Services: include mainly consist of fixed monthly fees received from residential and corporate customers (mainly high-speed subscriptions – broadband and non-dedicated internet-). Telecom provides internet services in Argentina and Paraguay.

-

Cable Television Services: include mainly consist of monthly fees and certain variable consumption fees related to on demand services. Telecom provides cable television services in Argentina, Uruguay and Paraguay.

-

Fixed and Data Services: include mainly consist of voice services monthly fees, measured service and monthly fees for additional services (among them, call waiting, itemized billing and voicemail), interconnection services, capacity leases and data transmission services for companies (among others; private networks, dedicated lines, broadcasting signal transport, cybersecurity and IOT solution – internet of things –). Telecom provides fixed and Data services in Argentina, USA, Uruguay, Paraguay and Chile.

-

Other Services Revenues: include mainly revenues from billing remuneration and collection management on behalf of third parties, revenues related to fintech services, administrative revenues and revenues from the sale of advertising space, among others.

Revenues from transactions that include more than one item have been recognized separately to the extent they have commercial substance on their own. In those cases, in which payment is deferred in time, such as construction contracts, the effect of the time value of money must be accounted for. Non-refundable up-front connection fees (one-time revenues), generated at the beginning of the relationship with the customers, are deferred and charged to income over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship.

Monthly fees paid in advance are disclosed net of trade receivables until the service is rendered.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). Such method provides an accurate representation of the transfer of goods in construction contracts because revenues are recognized based on the progress of the construction. When the outcome of a construction contract can be estimated reliably, the revenues and costs associated with the construction contract are recognized as revenues and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenues, the expected losses are immediately recognized as expenses.

During the years ended December 31, 2024 and 2023, the Company has not recognized income from construction contracts. However, during the year ended December 31, 2022 the Company recognized revenues from construction contracts in the amount of $16,021 million.

f)    Financial Instruments

At initial recognition, the Company measures financial assets and liabilities at its fair value.In the case of a financial asset, not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to its acquisition or issuance will be added or removed.

TELECOM ARGENTINA S.A.

f.1) Financial Assets

Classification and measurement

The Company classifies its financial assets other than DFI in the following measurement categories:

-Amortised cost: Assets that are held for collection of contractual cash flows, where those cashflows represent solely payments of principal and interest, are measured at amortised cost.

-Fair value: Assets that do not meet the criteria for amortised cost are measured at fair value (either through OCI or through profit or loss).

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. As of December 31, 2024 and 2023, the Company only maintains financial assets measured at amortised cost and financial assets measured fair value through profit or loss.

Interest income and expenses from financial assets at amortised cost is included in “Other interest, net” within “Other financial results, net” using the effective interest rate method. Any gain or loss from financial assets at fair value for invesment is recognised in profit or loss and presented net in “Fair value gains/(losses) on financial assets at fair value through profit or loss” within “Other financial results, net” in the period in which it arises.

The Company reclassifies debt investments only when its business model for managing those assets changes.

Financial assets, excluding DFI, include:

Cash and Cash Equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months. Cash and cash equivalents are recorded according to their nature, at fair value or amortized cost.

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

Bank overdrafts are disclosed in the consolidated statement of financial position as current borrowings and in the cash flow statements as financing activities of Telecom and its subsidiaries, because they are part of the short-term financial structure.

Trade and Other Receivables

Trade and other receivables are initially recognized at fair value and, in general, subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts. For more information about the measurement of trade and other receivables, see Note 22.

Sometimes, mobile telephony customer pays for the handset the price net of the discount. Such discount is allocated between handset sale revenues and service revenues, generating, initially, the recognition of a contractual asset. Contractual assets are initially recognized at fair value and subsequently measured at amortized cost, less allowances for bad debts, if any.

The effects of the variation in the fair value of certain indemnifiable assets and the acquisition compensation credit impact the line Financial discounts on assets, debts and others in Other financial results, net.

Investments

Governments bonds include the Bonds issued by National, Provincial and Municipal Governments. Securities and bonds are measured at fair value.

Time deposits are held for collection of contractual cash flows, where those cashflows represent solely payments of principal and interest, are measured at amortised cost.

Investments in mutual funds are carried at fair value.

Impairment of Financial Assets

At the time of initial recognition of financial assets (and at each closing), the Company estimates the expected losses, with an early recognition of a provision, pursuant to IFRS 9.

TELECOM ARGENTINA S.A.

Regarding trade receivables, and using the simplified approach provided by such standard, the Company measures the allowance for doubtful accounts for an amount equal to the lifetime expected credit losses.

The expected losses to be recognized are calculated based on a percentage of un-collectability per maturity ranges of each financial asset. For such purposes, the Company analyzes the performance of the financial assets grouped by type of market. Such historical percentage must contemplate the future collectability expectations regarding those financial assets and, therefore, those estimated changes in performance.

Derecognition of Financial Assets

The Company derecognizes a financial asset when the contractual rights to the cash flows of such assets expire or when it transfers the financial asset and, therefore, all the risks and benefits inherent to the ownership of the financial asset are transferred to another entity.

f.2) Financial Liabilities

Classification and measurement

Financial liabilities comprise trade payables, borrowings, leases liabilities and certain Other liabilities.

Financial liabilities are initially recognized at fair value and subsequently measured, generally, at amortized cost. For more information about the measurement of Financial liabilities, see Note 22.

Borrowings

Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method.

In the case of loan exchange, the Company analyzes whether the modifications therein are substantial or not, in order to define whether it is a cancellation or modification, respectively, of the original liability. If the analysis results in a cancellation, a new liability is recognized. If it is not accounted for as a cancellation, any costs or fees incurred adjust the carrying amount of the borrowing and are amortised over the remaining term of the modified borrowing. The results generated by the renegotiation of loans are included in the line “Borrowings renegotiation results” within Financial results from borrowings.

Other liabilities

Below are some particular issues regarding certain financial liabilities included in Other liabilities.

Funds to be paid to customers correspond to the amounts owed to users of the digital wallet, held by the subsidiary Micro Sistemas. These funds are held in the user’s payment account until the user requests withdrawal.

Derecognition of Financial Liabilities

The Company derecognize a financial liability (or part of it) when it has been extinguished, i.e., when the obligation specified in the corresponding agreement is discharged, repaid or expires.

f.3) Derivatives

Derivatives are recognised at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged.

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks.

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions.

DFIs are classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months. They are classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

TELECOM ARGENTINA S.A.

The effective portion of changes in the fair value of DFI that are designated and qualify as cash flow hedges is recognised in OCI. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, within “Financial costs”. When a hedge no longer meets the criteria for hedge accounting, gains or losses are immediately reclassified to profit or loss.

Changes in the fair value of DFI that do not meet the criteria for hedge accounting, are recorded in profit or loss.

If the hedged item is a prospective transaction that results in the recognition of a non-financial asset or liability or a firm commitment, the cumulative gain or loss that was initially recognized in OCI is reclassified to the carrying amount of such asset or liability.

For additional information about derivatives instruments, see Note 22.c).

g)    Inventories

Inventories are measured at the lower of the restated for inflation cost and net realizable value. The cost is determined under the weighted average price method. The net realizable value represents the estimated selling price in the ordinary course of business less the applicable variable sale costs.

The estimate of the Allowance for obsolescence of inventories is determined for those assets that, at year end, due to the advancement of technology and/or slow rotation, have lost their value.

The value of inventories does not exceed its recoverable value at the end of the year.

h)    PP&E

PP&E is measured at acquisition and/or construction cost restated for inflation less accumulated depreciation and impairment losses. Acquisition cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss within “Other operating expenses”.

Depreciation of PP&E is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of PP&E are the following:

Estimated Useful Life (in years)
Real Estate	5 - 50
Fixed Network and Transportation	4 - 20
Mobile Network Access	3 – 7
Tower and Pole	10 – 20
Switching Equipment	2 – 7
Computer Equipment	3 – 5
Vehicles	5
Goods lent to customers at no cost	2 – 4
Power Equipment and Installations	2 – 12
Machinery, diverse equipment and tools	5 – 10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

i)    Intangible Assets

Intangible assets are valued at their restated for inflation cost, less accumulated amortization (in the case of intangible assets with a finite useful life) and impairment losses, if any.

Intangible assets comprise the following:

TELECOM ARGENTINA S.A.

- Incremental Costs from the Acquisition of Contracts: These costs are capitalized as intangible assets to the extent the conditions for the recognition of an intangible asset are met, i.e., provided the Company expects to recover those costs and provided they are costs that the Company would not have incurred if the contract had not been successfully obtained. Such assets will be amortized under the straight-line method over the contractual relationship of the related transferred service.

- Licenses

a.	5G licenses: Includes the assignment of 5G spectrum of the frequency bands (3,400-3,500 MHz) assigned to the Company.
b.	3G/4G licenses: Includes the 3G and 4G frequency bands assigned to the Company.
c.	Núcleo´s licenses: Includes PCS licenses, for spectrum in the 700 MHz band and internet and data transmission licenses.
d.

PCS and SRCE licenses (Argentina), for which the Company’s Management has considered that the licenses have an indefinite useful life because there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Company. Therefore, these licenses are subject to a recoverability assessment, at least on an annual basis.

The Company’s management has concluded that the licenses described in a), b) and c) have a finite useful life.

- Customer Relationship: Customer relationship comprises contracts with Telecom’s customers that were incorporated as a result of the merger between Telecom and Cablevisión, as well as those customer contracts identified as a result of acquisitions made by Telecom. They are amortized over the estimated term of the relationship with the acquired customers.

- Brands: It includes the brands Telecom and Personal, which were recognized as a result of the merger between Telecom and Cablevisión. Also, it includes the brand Foptik Internet by fiber optics, incorporated as a result of the acquisition of NYSSA. These brands are not amortized because they are considered to have an indefinite useful life, and, therefore, are subject to evaluation of their recoverability at least annually.

- Content activation: The Company capitalizes payments made for the acquisition of audiovisual content licenses and payments made for co-production of content, which includes direct costs and general production expenses, until the content is made available.

- Internally generated software: are internally generated developments that meet the capitalization criteria established in IAS 38, among others, that is, those directly attributable to the design and testing of identifiable software, which are recognized as intangible assets when the following criteria are met: a) it is technically feasible to complete the software so that it will be available for use; b) management intends to complete the software and use or sell it; c) there is an ability to use or sell the software; d) it can be demonstrated how the software will generate probable future economic benefits; e) adequate technical, financial and other resources to complete the development and to use or sell the software are available; and f) the expenditure attributable to the software during its development can be reliably measured. These costs include personnel remuneration costs.

Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use. Costs associated with maintaining software programs are recognised as an expense as incurred.

- Other: Included exclusivity rights and software rights of use, among others.

Depreciation of intangible assets is calculated on a straight-line basis over the ranges of estimated useful lives of each class of assets. The ranges of the estimated useful lives of the main classes of intangible assets are the following:

Estimated useful lives (years)
5G licenses	20
3G/4G licenses	15
Núcleo´s licenses	5 - 10
Customer Relationship	5 - 14
Incremental Costs from the Acquisition of Contracts	2
Content activation	2
Internally generated software	5 - 10
Other	2 - 28

TELECOM ARGENTINA S.A.

Exchange of non-monetary assets

In accordance with IAS 38, to recognize an intangible asset through an exchange, it must have commercial substance. In that case, the cost of the intangible asset received will be measured at its fair value.

In relation to the spectrum assignment and return process (framed within the guidelines of IAS 38 regarding the exchange of non-monetary assets, see Note 2.e.iv), as of December 31, 2022, the Company recognized a net gain of $3,399 million, recorded under ‘Other operating expenses,’ generated by the difference between the book value and the fair value of the returned spectrum.

j)    Assets classified as held for sale

According to IFRS 5, non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for certain exceptions.

An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the noncurrent asset is recognised at the date of derecognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale and are presented separately from the other assets in statements of financial position.

In June 2024, the Company classified two properties as available for sale, resulting in the reclassification of $2,631 million to the line item “Assets classified as held for sale.”

In December 2024, the Company completed the sale and transfer of title for one of the properties, with the fair value less sales costs amounting to $1,558 million. Consequently, the Company recorded a net gain of $1,079 million as of December 31, 2024, which was recognized under “Other operating costs.”

As of December 31, 2024, one property remains classified as held for sale, valued at $2,153 million.

The Company’s Management estimates that the title of this property will be transferred before June 2025.

Sale of the property “Costanera”

In 2022, the Company entered into an agreement for the sale of the ‘Costanera’ building, which was subject to the authorization of the sale by ENACOM. The sale price amounted to US$6 million net of selling expenses.

In October 2023, the Company signed the deed and delivered possession of the property.

Finally, considering that the carrying amount of the assets associated with the sale exceeded its recoverable value, which has been calculated based on fair value less costs of disposal (classified as level 1 in the fair value hierarchy), the Company, as of December 31, 2023 and 2022, recognized an impairment of $367 million and $14,680 million, respectively, recorded under Depreciation, Amortization and Impairment of Fixed Assets.

k)    Right of use assets and lease liabilities

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fiber rights of use (for data transmission) and e) space leases (for localization of own antennas).

Right of use assets are measured at restated for inflation cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs.

The average useful life is estimated at 1-6 years and the amortization of the right-of-use assets is calculated on a straight-line basis over the lease term of each agreement, except in those cases where the Company will exercise a call option, which will be amortized according to the useful life of the asset.

TELECOM ARGENTINA S.A.

Lease liabilities include the net present value of the fixed payments (including in-substance fixed payments), less any lease incentives receivable, the variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date, the amounts expected to be payable by the Company under residual value guarantees, the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and the payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the group, the lessee’s incremental borrowing rate is used, being the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

The financial results generated by lease liabilities (interest and exchange differences) are included in Other foreign currency exchange gains (losses) and Other interests, net within Other financial results, net.

Finally, the Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

l)    Goodwill

Goodwill is measured as described in item d.7) of this Note. Goodwill has indefinite useful life and its recoverable value must be assessed at least once a year.

m)    Impairment of Fixed Assets

The Company assesses whether there are any indicators of impairment in the value of the assets that are subject to amortization, contemplating both internal and external factors.

Intangible assets with an indefinite useful life and goodwill are not subject to amortization and are tested for impairment at least annually, at closing date of every year, or more frequently if events or circumstances indicate that they might be impaired.

The carrying value of an asset is considered impaired by the Company when it is higher than its recoverable value, which is the higher of the fair value (less direct selling costs) and its value in use. In this case, a loss shall be immediately recognized in the consolidated statement of income.

To assess impairment losses, the Company groups the assets into cash-generating units (CGU), which represent the smallest group of assets that generates independent cash inflows of the cash flows derived from other assets or groups of assets. The Company has defined, according to the characteristics of the services provided and its Fixed Assets that the operations carried out by the Company and its subsidiaries in Argentina of ICT services comprise a single CGU (CGU Telecom), and each foreign subsidiary and associate and other subsidiaries in Argentina offering other services than ICT services, represent separates CGUs. According to this, the net book value of a CGU includes goodwill, intangible assets with an indefinite useful life and assets with a defined useful life.

The table below shows the impairment recognized by concept:

	As of December 31,
	2024	2023	2022

	Gain (loss)
Return of radioelectric spectrum (See Note 2.e.iii)	—	—	(22,124)
Assets classified as held for sale (See Note 3.j)	—	(367)	(14,680)
Telecom Goodwill (See Note 3.u.1)	—	—	(2,017,275)
Goodwill allocated to subsidiaries	—	—	(528)
Others (a)	1,348	(466)	18,847
Total	1,348	(833)	(2,035,760)

a)	In 2022, it includes recovery of provisions for $17,989 million related to works in progress that were completed during that fiscal year.

Except for the above mentioned, no other significant impairments have been identified as a result of the evaluation realized.

The possible reversal of PP&E, intangible assets and rights of use assets impairment losses is reviewed for the issuance of all consolidated financial statements. The net effects of the constitution and recovery of the above-mentioned impairments are recorded under “Impairment of Fixed Assets”, which is described in Note 24.

For further information on recoverability of goodwill analysis, see item u.1) - “Recoverability of Goodwill” to this Note.

TELECOM ARGENTINA S.A.

n)    Other liabilities

Pension Benefits

Pension benefits shown under Other liabilities represent accrued benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service at the time of retirement due to retirement age or disability. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement, segregating the financial component, as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19, as amended. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, experience and the best estimate made by the Company’s Management of the future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following:

	2024	2023	2022
Discount Rate (1)	3.0% - 7.7%	4.2% - 12.2%	6.0% - 11.6%
Projected increase rate in compensation	10.0% - 31.0%	32.0% - 175.0%	52.0% - 83.1%

1)	Represents real discount rates.

Additional information on pension benefits is provided in Note 18.

Deferred revenues on prepaid credit

Revenues from unused traffic and data packs for unexpired prepaid credits are deferred and recognized as revenue when they are used by customers or when such credit expires, whichever happens first.

Deferred revenues on connection fees

Non-refundable up-front connection or installation fees for fixed telephony, data, cable and Internet services are deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship.

Deferred Revenues on International Capacity Leases

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

o)    Salaries and Social Security Payables

These include unpaid salaries, vacation and bonuses and their related social security contributions, as well as termination benefits, and are measured at the amounts expected to be paid when the liabilities are settled.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations, or when, at the discretion of the Company, an employee is offered severance in exchange for these benefits.

In the case of severance compensations resulting from agreements with employees leaving the Company upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Company and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

p)    Taxes Payable

The main taxes that have an impact on net income are the following:

TELECOM ARGENTINA S.A.

Income Tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income, based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax is recognized in the consolidated income statement, except to the extent that they relate to items recognized in Other comprehensive income or in equity, in which case they will also be recognized under such items. The income tax expense for the year comprises current and deferred tax.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates uncertain tax positions taken based on what is described in section u.4 of this note.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the recast consolidated financial statements, whose reversals in the future will have an impact on taxable income. The deferred tax asset / liability is disclosed under a separate item of the Consolidated Statements of Financial Position.

Deferred tax assets (including unused tax loss carryforwards) are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Tax loss carryforwards may be computed against future taxable income for a maximum of five years, except for Chile where tax loss carryforwards have no statute of limitations.

Deferred tax assets that may arise from differences related to investments in controlled companies will be recognized whenever it is probable that the temporary differences will reverse in the foreseeable future and that taxable profits are available against which said temporary differences can be used.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

A deferred tax asset shall be subjected to a recoverability test at the end of every reporting period in line with what is described in section u.3 of this note.

In Argentina, since fiscal year 2021, Law No. 27,630 stablished an increasing rate scale related to the taxable income of each taxpayer, which is adjusted annually starting in fiscal year 2022 according to the CPI of October of the prior year to the adjustment, with respect to the same month of the previous year.

The scales of rates in force in each year presented based on the taxable income are detailed below:

Rate	2024	2023	2022
25%	Up to $34.7 million	Up to $14.3 million	Up to $7.6 million
30%	For the exceeding of $34.7 million and up to $347 million	For the exceeding of $14.3 million and up to $143 million	For the exceeding of $7.6 million and up to $76 million
35%	For the exceeding of $347 million	For the exceeding of $143 million	For the exceeding of $76 million

In addition, there is in force a withholding tax regime on distributed dividends of 7% applicable to shareholders who are Argentine resident individuals and to nonresident shareholders.

In Argentina, cash dividends received from a foreign subsidiary are computed on the statutory income tax rate under the application of the “world rate” principle. However, as per tax law, income taxes paid abroad may be recognized as tax credits, both the income tax paid abroad by the subsidiary and the withholding tax on cash dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

TELECOM ARGENTINA S.A.

The statutory income tax rate in Paraguay was 10% for all years presented. Telecom Argentina recognized a deferred tax liability arising from the effect of the difference in the income tax rates between Argentina and Paraguay on the accumulated profits because it is probable that these accumulated profits will flow in the form of dividends subject to income tax. Additionally, there is a tax on dividends and profits with a rate of 8% for individuals or legal entities residing in Paraguay and 15% for non-residents.

In the USA, the federal flat income tax rate is 21%. For the State of Florida, the income tax rate is 5.5%. Additionally, the subsidiaries MFH, Naperville, and Saturn are not subject to income tax in the USA as they are “Foreign-owned US disregarded” LLCs.

In Chile, the income tax rate for companies under the Pro Pyme regime (as is the case of Ubiquo) is 10% for fiscal year 2023 and 12.5% for fiscal year 2024. Starting in fiscal year 2025, 25% will apply.

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as since that year the variation of the CPI required was verified by the regulation.

The income tax inflation adjustment corresponding to fiscal years beginning on or after January 1, 2021, is fully charged to the fiscal year.

Additionally, it was established, in general, the update of the cost of several assets -in case of disposal- and the update of computable depreciation of Fixed Assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018 based on changes in the CPI.

On December 1, 2022, the Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022 may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. The computation in the indicated manner will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed Assets (except automobiles) during each of the immediate fiscal periods following the computation of first third, for an amount greater than or equal to the 30 billion pesos. Given that the Company made investments during 2023 and 2024 - and plans to do so in 2025 - for more than $30 billion per year, as of December 31, 2022, and 2023, it has determined the tax inflation adjustment by imputing it as stipulated in Law No. 27, 701.

Other Taxes and fees

In addition, the Company is affected by various taxes and fees that affect its activity, such as: a) VAT, b) internal taxes, c) export duties, d) tax on bank credits and debits, e) turnover tax, f) municipal fees, g) SU contribution, h) ENACOM’s control, inspection and verification fee and Radioelectric Rights, i) tax on audiovisual communication services, among others.

PAIS Tax on Imports of Services and Goods

On July 24, 2023, PEN issued Decree No. 377/2023, regulated through the RG (AFIP) No. 5,393, which provides that all purchases of foreign currency made by residents in the country on or after July 24, 2023 for the payment of obligations related to the activities detailed below will be subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”):

i) Acquisition of certain services described in the decree provided from abroad or services provided by non-residents within the country. In these cases, at the time of access to MULC, a tax perception of 25% will be applied on the amount in pesos disbursed. The same is provided for freight and other transportation services for import or export operations of goods, or their acquisition in the country when they are provided by non-residents, being in these cases, the tax perception of 7.5%. Which, through Decree No. 29/2023, published in the Official Gazette on December 31, 2023 and regulated by RG (AFIP) No. 5,464, said rate was raised to 17.5% as of December 13, 2023.

ii) The import of goods included in the Mercosur Common Nomenclature (NCM, for its Spanish acronym) except for products listed in the Decree. In these cases, the regulation provided for the application of a 7.5% tax rate, said rate was raised to 17.5% as of December 13, 2023. Through RG (AFIP) No. 5,393, AFIP establishes the application of a payment on account of 7.125% that will be calculated based on the FOB value stated in the import declaration and must be made at the time of formalizing the import declaration. Said payment on account may be deducted from the determined tax of 7.5% that is applicable at the time of access to the exchange market. Through RG (AFIP) No. 5,464, the payment on account was raised to 16.625% as of December 13, 2023.

TELECOM ARGENTINA S.A.

Additionally, on December 22, 2023, the PEN issued Decree No. 72/2023, regulated through GR (AFIP) No. 5,468, which stipulates that the subscription in pesos of bonds or securities issued in US dollars by the Central Bank of Argentina (BCRA) is subject to the PAIS tax (Spanish acronym for the phrase “For an Inclusive and Supportive Argentina”) by those who hold debts for imports of goods with customs entry registration and/or imports of services - as established by the BCRA - effectively provided, up to and including December 12, 2023. Such imports must fall within the scope of the provisions of Decree No. 377/2023. The tax rate shall be 0% for subscriptions made up to and including January 31, 2024. Starting February 1, 2024, the tax rate is the one applicable to the import of goods with customs entry registration and/or import of services - as established by the BCRA - effectively provided up to and including December 12, 2023, for which the bonds or securities are subscribed.

The tax described is an expense that, by its nature, is caused by a financial transaction, which is the payment of an obligation with third parties. Consequently, and following its accounting policy, the Company has defined its disclosure in the consolidated income statement in the line “Other financial results, net” as “Other taxes and bank expenses”. As of December 31, 2024 and 2023, the expense recognized by this tax amounts to $69,670 million and $8,906 million, respectively.

As provided in Law No. 27.541, the validity of the PAIS Tax ended on December 22, 2024.

q)    Provisions

The Company records provisions when it has a present, legal or constructive obligation, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, considering the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as finance expenses within “Other financial results, net”. For more information, see Note 19.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists.

r)    Dividends

Dividends payables are reported as a change in equity in the year in which they are approved by the Shareholders’ Meeting.

For non-cash assets dividends, dividends payable are valued at the fair value of the assets to be delivered.

s)    Merger Surplus

Due to the merger between Telecom Argentina (surviving entity and accounting acquired) and Cablevisión (absorbed entity), a merger surplus was generated, which mainly reflects the difference between the fair value of the consideration transferred and the book value of the equity of Telecom Argentina as of the effective date of the merger, which took place on January 1, 2018.

t)    Net Earnings (losses) per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to owners of the Parent by the weighted average number of ordinary shares outstanding during the year. On the other hand, diluted earnings (losses) per share is computed by dividing the net income (loss) for the year by the weighted average number of common shares issued and dilutive potential common shares at the closing of the year. Since the Company has no dilutive potential common stock outstanding, diluted earnings (losses) per share and basic earnings (losses) per share are the same.

For the years ended December 31, 2024, 2023 and 2022 the weighted average number of shares outstanding amounted to 2,153,688,011.

u)    Use of Estimates

The preparation of recast consolidated financial statements requires the Company’s Management to make estimates and assumptions based also on significant judgments, experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

TELECOM ARGENTINA S.A.

Such estimates have an effect on the measurement of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements as well as the measurement of revenues and costs during the year. Actual results could differ, even significantly, from those estimates because of possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

The main accounting estimates and assumptions which require significant judgments, that could affect the valuation of assets and liabilities, are addressed below:

u.1)   Recoverability of Goodwill

As indicated in section m) of this Note, the Company monitors goodwill and determines its recoverable value using the higher value between its fair value less costs of disposal and its value in use.

a)    Year 2024

As of December 31, 2024, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU Telecom, since it was higher than the value in use on the same date.

In order to determine the fair value less the costs of disposal, which amounted to $13,572,559 million as of December 31, 2024, the Company’s Management has considered the market capitalization value of CGU Telecom based on an average share market price of $2,635 ($3,213.8 in current currency as of September 30, 2025) per share of Telecom (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2024).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

In order to determine the fair value of the CGU Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2024); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU Telecom. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU Telecom by approximately 14.5%.

As a sensitivity analysis, the Company has evaluated that variations in the following key assumptions would equate the fair value less costs of disposal with the carrying amount of the Telecom CGU, noting that:

a)	Decreasing a 19.2% the market capitalization value, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.
b)	Decreasing a 85.5% control premium, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.

As of December 31, 2024, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2024, no impairment has been recorded.

b)    Year 2023

As of December 31, 2023, the Company reviewed the estimated recoverable value which was calculated based on the fair value less the costs of disposal of CGU Telecom, since it was higher than the value in use on the same date.

In order to determine the fair value less the costs of disposal, which amounted to $15,923,553 million as of December 31, 2023, the Company’s Management has considered the market capitalization value of CGU Telecom based on an average share market price of $1,321.4 ($3,509.6 in current currency as of September 30, 2025) per share of Telecom (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior December 31, 2023).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the complex macroeconomic environment in the country.

TELECOM ARGENTINA S.A.

In order to determine the fair value of the CGU Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 29% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry for the period 2015 to 2023); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU Telecom. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the recoverable value exceeded the carrying amount of the CGU Telecom by approximately 27.9%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

c)	Decreasing a 35.6% the market capitalization value, and keeping the rest of the assumptions stable, the fair value less disposal costs would equal its carrying amount of the CGU.
d)	if the Company had not considered a control premium, keeping the rest of the premises stable, the fair value less disposal costs would be 10.3% higher the carrying amount of the CGU.

As of December 31, 2023, the results of recoverability test were satisfactory, therefore, no impairment has been recorded.

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2023, no impairment has been recorded.

c)	Year 2022

c.1) Impairment of Goodwill as of September 30, 2022

As of September 30, 2022, the events of Covid-19 pandemic and the international conflict between Ukraine and Russia, added to the prevailing political conditions, negatively affected the Argentine economy in general and the stock market. in particular, the Company’s Management identified the need to review the estimate of the recoverable value of goodwill assigned to the CGU Telecom.

As of September 30, 2022, the Company determined the recoverable value as fair value less costs of disposal, since it was higher than the value in use.

In order to determine the fair value less the costs of disposal of the CGU Telecom, which amounted to $11,024,551 million as of September 30, 2022, the Company’s Management has considered the market capitalization value based on an average share market price of $265.9 ($2,579.6 in current currency as of September 30, 2025) per share (calculated based on market prices in BYMA weighed by the volume of the transactions corresponding to the three-month period prior September 30, 2022).

The Company’s Management has used this valuation method because the share market price is volatile and subject to wide fluctuations, mainly due to the difficult macroeconomic environment.

In order to determine the fair value of the CGU Telecom, the above-mentioned market capitalization value was adjusted by (i) the estimated fair value of other CGUs; (ii) the effect of the net liabilities not subject to this impairment testing, calculated at their estimated fair value; (iii) the effect of a 28.6% control premium (determined by the Company with the assistance of independent advisors, based in the values observed in market transactions for the ICT Services industry); and (iv) estimated disposal costs for an orderly transaction, which include costs such as legal and advisory fees that could be directly associated with the sale of the CGU. Therefore, the fair value qualifies as level 2 of fair value hierarchy in accordance with IFRS 13.

As a result of the calculation mentioned above, the carrying amount of the CGU Telecom exceed the recoverable value by $2,017,275 million. Consequently, as of September 30, 2022, the Company recognized an impairment of goodwill for that amount, which is recorded in the line “Depreciation, amortization and impairment of Fixed Assets” of the Consolidated Income Statement, not affecting other Fixed Assets of the Company.

TELECOM ARGENTINA S.A.

c.2)  As of December 31, 2022

As of December 31, 2022, the Company reviewed again the estimated recoverable value which was calculated based on the value in use, since it was higher than the fair value less the costs of disposal on the same date.

The cash flows used as the basis for calculating the value in use corresponded to the budget 2023 approved by Management which was used as the basis for cash flow projections until 2027.

In order to determine the terminal value of the cash-generating unit, the Company considered a normalized constant cash flow taking into consideration a long-term growth rate of normalized constant cash flow of 2.26%, consistent with ICT industry ratios.

For the preparation of such cash flows, the Company considered the current market situation in which Telecom operated. Likewise, the Company’s Management made estimates based on past performance and the future behavior of certain sensitive market assumptions, among them, the revenues, the discount rate after income tax, long-term growth rate of normalized constant cash flow and certain macroeconomic variables such as inflation and exchange rates.

Cash flows were discounted at a WACC of 11.04%, which reflected the specific risks related to the industry and the country in which the Company operates.

As a result of the calculation mentioned above, the value in use exceed the carrying amount of the CGU Telecom by approximately 3.4%.

The Company has considered the following sensitivity analysis of the recoverability test, evaluating reasonably possible changes in the key assumptions:

a)	Decreasing the long-term growth rate of normalized constant cash flow to 1.89%, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU Telecom.
b)	Increasing the WACC to 11.31%, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU Telecom.
c)	Decreasing the revenues by 1% for the cash flow period 2023-2027, and keeping the rest of the assumptions stable, the value in use would equal its carrying amount of the CGU Telecom.

As of December 31, 2022, the results of recoverability test were satisfactory, therefore, no impairment has been recorded in addition to described in section c.1).

Regarding the tests carried out for foreign Goodwill, they were satisfactory, therefore, as of December 31, 2022, no impairment has been recorded.

u.2)  Useful lives and residual value (non-amortizable) of PP&E and Intangible assets

PP&E and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Company periodically reviews, at least at each financial year-end, the estimated useful lives and the residual value of its PP&E and amortizable intangible assets.

u.3)  Income Tax and deferred tax: recoverability assessment of deferred tax assets and other tax receivables

Income taxes (current and deferred) are calculated in Telecom and its subsidiaries according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Company’s projections.

The actual moment of the future taxable revenues and deductions may differ from those estimated, and may produce an impact on future income.

On the other hand, the recoverability assessment of the tax receivable related to the actions of recourse filed by the Company in connection with income tax inflation adjustment (Note 15), is based on the existing legal arguments and future behavior of Tax Courts and the National Tax Authority in revising the claims filed by the Company.

TELECOM ARGENTINA S.A.

u.4)  Uncertain tax positions

The Company’s Management periodically evaluates the positions taken in tax returns regarding situations in which the applicable tax regulation is subject to interpretation considering the probability that the tax authority will accept each treatment, and, if applicable, records tax provisions to reflect the effect of uncertainty for each treatment based on the amount estimated to be paid to the tax authorities.

If the final tax result with respect to uncertain treatments is different from the amounts that were recognized, such differences will have an effect on income tax and deferred tax provisions in the year in which such determination is made.

Uncertain tax positions are described in Note 15 under the headings “Income Tax – Reimbursement Claims filed with the Tax Authority” resulting from reimbursement claims filed with the AFIP to claim the full income tax overpaid for fiscal years 2009-2017 under the argument that the inability to apply income tax inflation adjustment is confiscatory and “Income Tax – Inflation adjustment for tax purposes” which describes the criteria followed by the Company by which it has calculated in its tax return corresponding to fiscal year 2021 the restated tax amortization of all its fixed and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carryforwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law, a criterion that was applied for the determination of the income tax provision for the 2024 year.

u.5)  Provisions for Legal Claims and contingent liabilities

The Company is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and commercial. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after analysis of each individual issue.

The determination by the Company’s Management of the required provisions may change in the future, among other reasons, due to new events that occur in each claim, or facts not known at the time of the evaluation of the cases or changes in the jurisprudence or applicable legislation.

u.6)  Allowance for Bad Debts

The recoverability of trade receivables is measured by considering the aging of the accounts receivable balances, un-subscription of customers, historical write-offs, public sector and corporate customer creditworthiness and changes in the customer payment terms, as well as the estimates regarding future performance, assessing the expected credit loss in accordance with IFRS 9. If the financial condition of the customers were to deteriorate, the actual write-offs could be different from expected.

v)   New Standards and Interpretations issued by the IASB

v.1) New Standards and Interpretations issued by the IASB applied by the Company

The Company has applied the following new standards and amendments for the first time from January 1, 2024:

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IFRS 16	Measurement of the lease liability in a sale and leaseback transaction	January 1, 2024
Amendments to IAS 1	Classification of liabilities as current and non-current exposed to covenants	January 1, 2024
Amendments to IAS 7 and IFRS 7	Disclosure requirements to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.	January 1, 2024

The application of the detailed amendment did not generate any impact on the results of operations or the financial situation of the Company.

Additionally, the Company has adopted the agenda decision issued by the IFRIC on July 8, 2024, related to clarifications on what income and expense information should be disclosed according to IFRS 8.

v.2) New Standards and Interpretations issued by the IASB not in force

As of the date to prepare the Consolidated Financial Statements, the following new standards and amendments to the existing ones are mandatory for periods beginning after December 31, 2024:

TELECOM ARGENTINA S.A.

Standards and amendments	Description	Mandatory application date for years beginning on or after
Amendments to IAS 21	Lack of Exchangeability: Evaluation when a currency is exchangeable into another currency;	January 1, 2025
Amendments to IFRS 7 and 9	Classification and Measurement of Financial Instruments	January 1, 2026
Amendments to IFRS 7 and 9	Financial effects of nature-dependent electricity contracts, such as Power Purchase Agreements (PPAs) that rely on sources like wind and solar energy. Clarification, measurement, and disclosure.	January 1, 2026
IFRS 18	Presentation and disclosure in financial statements	January 1, 2027

If new standards or their amendments permit early adoption, it should be noted that on August 15, 2023, the CNV issued General Resolution No. 972/23, which does not allow early application of new IFRS Accounting Standards or their amendments, except that the CNV specifically permitted at the time of adoption. Management is analyzing the potential impacts of such standards.

NOTE 4 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)   Cash and cash equivalents and Investments

	As of December 31,
Cash and cash equivalents	2024	2023
Cash and Banks (1)	148,497	241,607
Time deposits	128,033	94,416
Mutual funds	111,711	36,934
Government bonds at fair value through profit or loss	—	51,399
Total cash and cash equivalents	388,241	424,356

(1)    As of December 31, 2024, and 2023, includes restricted funds for $ 8,738 million ($10,657 million in current currency as of September 30, 2025) and $7,219 million ($19,173 million in current currency as of September 2025), respectively corresponding to the funds to be paid to customers.

Investments
Current
Government bonds at fair value through profit or loss	13,887	295,714
Time deposits	25,164	32,164
Mutual funds	1,910	1,380
	40,961	329,258
Non- current
Investments in associates and joint ventures(a)	16,597	63,273
2003 Telecommunications Fund	1	1
	16,598	63,274
Total investments	57,559	392,532

(a)	Information on Investments in associates and joint ventures is detailed below:

Financial position information:

				Percentage
				(direct and
				indirect) of
				capital stock
	Nature of			owned and	Valuation as	Valuation as
Companies	relationship	Main activity	Country	voting rights (%)	of 12.31.2024	of 12.31.2023
Ver TV (1) (3)	Associate	Community Closed-circuit television	Argentina	—	—	27,869
TSMA (1) (2) (3)	Associate	Community Closed-circuit television	Argentina	—	—	10,176
La Capital Cable (1)	Associate	Closed-circuit television	Argentina	50.00	5,746	5,974
OPH (1) (4) (5)	Joint venture	Holding	USA	50.00	10,851	19,254
Total					16,597	63,273

TELECOM ARGENTINA S.A.

Earnings (loss) information:

	Years ended December 31,
	2024	2023	2022
Ver TV	(8,760)	(4,707)	3,415
TSMA	(190)	(2,191)	2,250
La Capital Cable	394	868	1,108
OPH	(4,221)	1,016	—
Costs related to the sale of Ver TV (Note 28.1)	(1,217)	—	—
Total	(13,994)	(5,014)	6,773

(1)	Data about the issuer arises from extra-accounting information.
(2)	As of December 31, 2023, despite owning a percentage higher than a 50% of interest, the Company did not have the control in accordance with the requirements of IFRS Accounting Standards.
(3)	During September 2024, the Company acquired an additional 49.9% equity interest in TSMA by exchanging 49% of its equity interest in Ver TV. For this transaction, the Company recognized a loss of $3,317 million. For more details, see Note 28.1).
(4)	In April 2023, the Company has acquired a 50% shareholding in OPH.
(5)	As of December 31, 2024, includes $(4,181) million of currency translation adjustments.

The evolution of investments in associates and joint ventures is as follows:

	As of December 31,
	2024	2023
At the beginning of the year	63,273	53,316
Losses for the year	(12,777)	(5,014)
Reduction of interest in associate	(28,482)	—
Dividends from associates	(1,236)	(3,268)
Acquisitions	—	18,239
Currency translation adjustments	(4,181)	—
At the end of the year	16,597	63,273

b)   Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	December 31,
Net (increase) decrease in assets	2024	2023	2022
Trade receivables	(318,136)	(472,662)	(273,436)
Other receivables	(99,147)	(238,618)	(186,882)
Inventories	(7,791)	(55,430)	(19,437)
	(425,074)	(766,710)	(479,755)
Net increase (decrease) in liabilities
Trade payables	25,491	898,403	457,736
Salaries and social security payables	101,965	192,455	156,676
Other taxes payables	78,874	116,793	(96,258)
Other liabilities and provisions	(9,027)	47,885	(4,988)
	197,303	1,255,536	513,166

Non-cash investing and financing activities

Main non-cash transactions from the consolidated statement of cash flows are the following:

		December 31,
Description	Classification of activities	2024	2023	2022
PP&E and intangible assets acquisition financed with accounts payable	Investing - Operating	248,072	367,134	227,548
Right of use assets acquisition owed	Investing - Financing	289,423	227,402	173,664
Joint ventures acquisition cancelled with government bonds	Investing - Investing	—	1,453	—
Other liabilities for acquisition of companies and joint ventures	Investing - Operating	—	10,431	5,036
Other receivables offset with acquisition of companies and joint ventures	Investing - Operating	10,162	—	—
Dividends payment made with investments not considered as cash and cash equivalents (See “Dividends paid”)	Investing - Financing	144,962	277,404	374,325
Trade payables cancelled with borrowings	Financing - Operating	28,571	90,582	88,797
Trade receivables cancelled with government bonds	Investing - Operating	—	—	5,551
Trade payables cancelled with government bonds	Investing - Operating	25,645	—	—
Exchange Notes	Financing - Financing	162,405	—	—
Transaction with non-controlling interest offset against other receivables	Financing - Operating	1,585	—	—
Dividend payable from subsidiaries	Financing - Operating	1,006	—	—

TELECOM ARGENTINA S.A.

Dividends received from associates

Brief information on dividends received by the Company is provided below:

		Distributed amount			Dividends collected
				Current currency		Current currency
	Paying	Distribution	Currency of the	as of September 30,	Collection	as of September 30,
Year	Company	month	transaction date	2025	month	2025
2024	Ver TV	March, 2024	281	493	March, 2024	493
	Ver TV	June, 2024	70	104	June, 2024	104
	La Capital Cable	May, 2024	400	622	May, 2024	622
	TSMA	April, 2024	10	17	May, 2024	17
				1,236		1,236
2023	Ver TV	March, 2023	130	883	April, 2023	813
	Ver TV	November, 2023	217	722	November, 2023	722
	La Capital Cable	April, 2023	200	1,142	May, 2023	1,142
	TSMA	July, 2023	101	521	July, 2023	521
				3,268		3,198
2022	Ver TV	January, 2022	104	1,612	January, 2022	1,612
	TSMA	January, 2022	28	434	January, 2022	434
	La Capital Cable	September, 2022	343	3,327	October, 2022	3,040
				5,373		5,086

Dividends paid

Distribution of non-cash dividends

		Distributed amount
		Currency of the	Current currency as of
Year	Government Bonds and Nominal Value	transaction date	September 30, 2025
2024 (1)	2030 Global Bonds: US$145,602,795	115,725	144,962
2023 (2)	2030 Global Bonds: US$411,214,954	47,701	277,404
2022 (3)	2030 Global Bonds: US$411,145,986 2035 Global Bonds 2035: US$103,854,014	31,634	374,325

(1)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, on November 11, 2024, the Board of Directors resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends for $144,962 million.
(2)	Pursuant to the powers delegated by the shareholders of Telecom Argentina at the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023, on May 3, 2023, the Board of Directors resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends for $277,404 million.
(3)	Pursuant to the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022, the Board resolved to partially reverse the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” to distribute as non-cash dividends for $ 374,325 million.

Dividends paid to non-controlling interests in subsidiaries

Brief information on cash dividends distributed and paid is provided below:

			Distributed amount
				Current currency		Dividends paid in
	Paying		Currency of the	as of September 30,		current currency
Year	company	Distribution month	transaction date	2025	Payment month	as of September 30, 2025
2024	Núcleo	April, 2024	6,468	10,410	April, 2024	10,410
		May, 2024	842	1,304	May, 2024	1,304
				11,714		11,714
	Personal Envíos	June, 2024	681	1,006		(*)
2023	Núcleo	August, 2023	2,326	10,677	August, 2023	10,677
						10,677
2022	Núcleo	April, 2022	804	10,510	May, 2022 / August, 2022	10,165
						10,165

(*)	As of December 31, 2024, these dividends are unpaid. The same converted at the closing exchange rate amount to $837 million.

TELECOM ARGENTINA S.A.

NOTE 5 – TRADE RECEIVABLES

	As of December 31,
Current Trade receivables	2024	2023
Ordinary receivables	474,123	444,222
Related parties (Note 27.b)	2,343	1,840
Contractual asset IFRS 15	79	119
Allowance for doubtful accounts	(115,535)	(93,287)
	361,010	352,894
Non-current Trade receivables
Ordinary receivables	466	623
Contractual asset IFRS 15	61	47
	527	670
Total trade receivables, net	361,537	353,564

Movements in the allowance for doubtful accounts are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the fiscal year	(93,287)	(127,274)
Acquisitions through business combinations	(161)	—
Increases	(103,936)	(118,595)
Uses	14,131	45,882
RECPAM and currency translation adjustments	67,718	106,700
At the end of the year	(115,535)	(93,287)

NOTE 6 – OTHER RECEIVABLES

	As of December 31,
Current Other receivables	2024	2023
Prepaid expenses	24,877	24,970
Other tax credits	7,457	15,329
Related parties (Note 27.b)	773	573
DFI (Note 22)	—	4,115
Guarantee deposits	3,766	6,419
Compensation received for company acquisitions (Note 28.1)	1,316	—
Call option	—	10,711
Other	18,042	32,948
Allowance for other receivables	(1,645)	(4,658)
	54,586	90,407

Non-current other receivables
Prepaid expenses	8,568	5,382
Income tax credits	38,074	27,148
Other tax credits	857	145
DFI (Note 22)	—	1,161
Guarantee deposits	3,604	12,675
Compensation received for company acquisitions (Note 28.1)	2,948	—
Other	5,673	5,633
	59,724	52,144
Total Other receivables, net	114,310	142,551

Movements in the allowance for current other receivables are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(4,658)	(6,196)
Increases	(470)	(2,727)
Uses	949	—
RECPAM and currency translation adjustments	2,534	4,265
At the end of the year	(1,645)	(4,658)

NOTE 7 – INVENTORIES

	As of December 31,
	2024	2023
Mobile handsets and others	83,215	87,371
Allowance for obsolescence of inventories	(9,494)	(3,630)
	73,721	83,741

TELECOM ARGENTINA S.A.

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(3,630)	(4,053)
Increases	(6,475)	(990)
Uses	611	1,413
At the end of the year	(9,494)	(3,630)

NOTE 8 – GOODWILL

	As of December 31,
	2024	2023
Argentina	4,084,213	4,078,210
Abroad	29,322	22,472
	4,113,535	4,100,682

Movements in Goodwill are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	4,100,682	4,092,046
Increases	28,007	505
Currency translation adjustments	(15,154)	8,131
At the end of the year	4,113,535	4,100,682

NOTE 9 – PP&E

	As of December 31,
	2024	2023
PP&E	5,337,858	6,098,939
Allowance for obsolescence and impairment of materials	(39,346)	(58,412)
Impairment allowance of PP&E	(16,761)	(6,585)
	5,281,751	6,033,942

Details on the nature and movements of PP&E as of December 31, 2024 and 2023 are as follows:

	Gross						Gross
	value as						value as
	of	Incorporation		Currency			of
	December 31,	by acquisition		translation	Transfers and		December 31,
	2023	(Note 28)	CAPEX	adjustments	reclassifications	Decreases	2024
Real estate	1,200,326	767	59	(9,795)	(368)	(654)	1,190,335
Switching equipment	482,608	4,336	1,306	(32,936)	605,694	(44)	1,060,964
Fixed network and transportation	5,739,248	79,654	189,499	(74,509)	(249,499)	(228,589)	5,455,804
Mobile network access	1,337,263	—	36,430	(76,448)	109,933	(52)	1,407,126
Tower and pole	322,089	—	—	(11,755)	5,486	—	315,820
Power equipment and Installations	519,694	—	10,595	(29,286)	33,076	—	534,079
Computer equipment	2,178,452	1,901	119,421	(32,188)	28,519	—	2,296,105
Goods lent to customers at no cost	383,397	10,472	9,494	(13,056)	67,679	(159,010)	298,976
Vehicles	185,581	1,034	1,084	(2,061)	(1,610)	(8,732)	175,296
Machinery, diverse equipment and tools	229,047	751	1,240	(3,447)	4,090	—	231,681
Other	92,421	587	4,685	(2,223)	921	(16)	96,375
Construction in progress	423,538	857	123,965	(17,892)	(335,209)	(984)	194,275
Materials	570,102	2,009	142,471	(20,465)	(261,944)	874	433,047
Total	13,663,766	102,368	640,249	(326,061)	(*)6,768	(397,207)	13,689,883

(*)Includes $(4,902) million reclassified to Assets classified as held for sale (see Note 3.j), and $11,670 reclassified to impairment allowance of PP&E related to construction in progress.

TELECOM ARGENTINA S.A.

	Accumulated							Accumulated
	depreciation							depreciation	Net carrying
	as of	Incorporation		Currency				as of	value as of
	December 31,	by acquisition		translation				December 31,	December 31,
	2023	(Note 28)	Depreciation	adjustments	Reclassifications		Decreases	2024	2024
Real estate	(281,571)	(118)	(45,240)	5,173		2,221	313	(319,222)	871,113
Switching equipment	(351,954)	(2,845)	(61,818)	12,955		(443,605)	44	(847,223)	213,741
Fixed network and transportation	(3,376,863)	(70,500)	(519,632)	47,603		443,605	228,589	(3,247,198)	2,208,606
Mobile network access	(915,064)	—	(121,493)	11,778		738	52	(1,023,989)	383,137
Tower and pole	(157,437)	—	(19,748)	3,031		(70)	—	(174,224)	141,596
Power equipment and Installations	(295,833)	—	(44,250)	8,657		(59)	—	(331,485)	202,594
Computer equipment	(1,631,860)	(1,745)	(239,994)	19,056		(226)	—	(1,854,769)	441,336
Goods lent to customers at no cost	(156,048)	(9,422)	(143,423)	4,057		—	159,010	(145,826)	153,150
Vehicles	(145,394)	(698)	(6,051)	976		1,229	8,562	(141,376)	33,920
Machinery, diverse equipment and tools	(196,493)	(695)	(6,264)	2,698		(1,561)	—	(202,315)	29,366
Other	(56,310)	(526)	(9,345)	1,767		—	16	(64,398)	31,977
Construction in progress	—	—	—	—		—	—	—	194,275
Materials	—	—	—	—		—	—	—	433,047
Total	(7,564,827)	(86,549)	(1,217,258)	117,751	(*)	2,272	396,586	(8,352,025)	5,337,858

(*)Reclassified to Assets classified as held for sale (see Note 3.j).

	Gross					Gross
	value as					value as
	of		Currency			of
	December 31,		translation	Transfers and		December 31,
	2022	CAPEX	adjustments	reclassifications	Decreases	2023
Real estate	1,185,750	1,193	(700)	14,701	(618)	1,200,326
Switching equipment	443,252	19,410	(5,084)	25,030	—	482,608
Fixed network and transportation	5,592,069	179,871	31,344	227,115	(291,151)	5,739,248
Mobile network access	1,181,490	5	23,754	132,154	(140)	1,337,263
Tower and pole	311,076	—	2,370	8,916	(273)	322,089
Power equipment and Installations	477,066	9,901	10,604	22,125	(2)	519,694
Computer equipment	1,996,540	161,056	(17,326)	38,206	(24)	2,178,452
Goods lent to customers at no cost	540,942	35,712	(3,349)	74,398	(264,306)	383,397
Vehicles	180,166	5,426	584	—	(595)	185,581
Machinery, diverse equipment and tools	225,235	2,831	(1,123)	2,104	—	229,047
Other	83,233	4,046	1,004	4,138	—	92,421
Construction in progress	486,683	174,354	30,717	(267,815)	(401)	423,538
Materials	678,085	163,772	9,373	(281,072)	(56)	570,102
Total	13,381,587	757,577	82,168	—	(557,566)	13,663,766

	Accumulated				Accumulated
	depreciation				depreciation	Net carrying
	as of		Currency	Decrease	as of	value as of
	December 31,		translation	and	December 31,	December 31,
	2022	Depreciation	adjustments	reclassifications	2023	2023
Real estate	(238,584)	(47,491)	4,069	435	(281,571)	918,755
Switching equipment	(294,519)	(74,221)	16,786	—	(351,954)	130,654
Fixed network and transportation	(3,076,820)	(577,957)	(13,237)	291,151	(3,376,863)	2,362,385
Mobile network access	(775,415)	(155,903)	16,148	106	(915,064)	422,199
Tower and pole	(140,673)	(20,934)	3,965	205	(157,437)	164,652
Power equipment and Installations	(252,384)	(47,659)	4,210	—	(295,833)	223,861
Computer equipment	(1,368,985)	(289,252)	26,353	24	(1,631,860)	546,592
Goods lent to customers at no cost	(219,833)	(208,534)	8,013	264,306	(156,048)	227,349
Vehicles	(138,934)	(7,294)	257	577	(145,394)	40,187
Machinery, diverse equipment and tools	(192,537)	(5,634)	1,678	—	(196,493)	32,554
Other	(44,291)	(11,388)	(631)	—	(56,310)	36,111
Construction in progress	—	—	—	—	—	423,538
Materials	—	—	—	—	—	570,102
Total	(6,742,975)	(1,446,267)	67,611	556,804	(7,564,827)	6,098,939

Movements in the allowance for obsolescence and impairment of materials are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(58,412)	(75,112)
Uses	18,313	17,190
Currency translation adjustments	753	(490)
At the end of the year	(39,346)	(58,412)

TELECOM ARGENTINA S.A.

Movements in the accumulated impairment of others PP&E are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(6,585)	(6,380)
(Increases)	—	(205)
Reclasifications	(11,670)	—
Uses	1,494	—
At the end of the year	(16,761)	(6,585)

NOTE 10 – INTANGIBLE ASSETS

	As of December 31,
	2024	2023
Intangible assets	2,403,037	2,497,529
Impairment allowance	(90,104)	(90,085)
	2,312,933	2,407,444

Details on the nature and movements of intangible assets as of December 31, 2024 and 2023 are as follows:

	Gross value as of	Incorporation				Gross value as of
	December 31,	by acquisition		Currency translation		December 31,
	2023	(Note 28)	CAPEX	adjustments	Decreases	2024
5G licenses	460,474	—	—	—	—	460,474
3G/4G licenses	1,018,992	—	—	—	—	1,018,992
PCS and SRCE licenses (Argentina)	536,709	—	—	—	—	536,709
Núcleo´s licenses	137,102	—	596	(9,060)	—	128,638
Customer relationship	718,778	4,542	33	(412)	(7,074)	715,867
Brands	676,655	—	—	—	29	676,684
Incremental Cost from the acquisitions of contracts	47,603	—	11,135	(2,005)	(26,770)	29,963
Content activation	10,079	—	2,502	—	—	12,581
Internally generated software	107,065	—	39,899	7	—	146,971
Other	50,269	—	1	(1,390)	—	48,880
Total	3,763,726	4,542	54,166	(12,860)	(33,815)	3,775,759

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2023	Amortization	adjustments	Decreases	2024	2024
5G licenses	(5,756)	(23,028)	—	—	(28,784)	431,690
3G/4G licenses	(406,463)	(69,496)	—	—	(475,959)	543,033
PCS and SRCE licenses (Argentina)	—	—	—	—	—	536,709
Núcleo´s licenses	(31,210)	(2,986)	1,082	—	(33,114)	95,524
Customer relationship	(683,263)	(8,712)	—	7,074	(684,901)	30,966
Brands	(5,458)	—	—	(29)	(5,487)	671,197
Incremental Cost from the acquisitions of contracts	(29,747)	(16,815)	201	26,726	(19,635)	10,328
Content activation	(7,092)	(2,698)	—	—	(9,790)	2,791
Internally generated software	(58,509)	(12,069)	—	—	(70,578)	76,393
Other	(38,699)	(5,995)	220	—	(44,474)	4,406
Total	(1,266,197)	(141,799)	1,503	33,771	(1,372,722)	2,403,037

	Gross value as of		Currency			Gross value as
	December 31,		translation			of December 31,
	2022	CAPEX	adjustments	Transfers	Decreases	2023
5G licenses	—	460,474	—	—	—	460,474
3G/4G licenses	1,018,992	—	—	—	—	1,018,992
PCS and SRCE licenses (Argentina)	536,709	—	—	—	—	536,709
Núcleo´s licenses	128,438	1,692	6,972	—	—	137,102
Customer relationship	716,816	—	1,962	—	—	718,778
Brands	676,655	—	—	—	—	676,655
Incremental Cost from the acquisitions of contracts	69,064	14,103	(27)	—	(35,537)	47,603
Content activation	6,146	3,933	—	—	—	10,079
Internally generated software	67,483	39,338	—	244	—	107,065
Other	43,037	6,245	1,231	(244)	—	50,269
Total	3,263,340	525,785	10,138	—	(35,537)	3,763,726

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as of	value as of
	December 31,		translation		December 31,	December 31,
	2022	Amortization	adjustments	Decreases	2023	2023
5G licenses	—	(5,756)	—	—	(5,756)	454,718
3G/4G licenses	(337,084)	(69,379)	—	—	(406,463)	612,529
PCS and SRCE licenses (Argentina)	—	—	—	—	—	536,709
Núcleo´s licenses	(27,046)	(2,828)	(1,336)	—	(31,210)	105,892
Customer relationship	(569,256)	(113,439)	(568)	—	(683,263)	35,515
Brands	(5,458)	—	—	—	(5,458)	671,197
Incremental Cost from the acquisitions of contracts	(41,712)	(23,394)	(178)	35,537	(29,747)	17,856
Content activation	(2,993)	(4,099)	—	—	(7,092)	2,987
Internally generated software	(53,245)	(5,264)	—	—	(58,509)	48,556
Other	(29,174)	(9,323)	(202)	—	(38,699)	11,570
Total	(1,065,968)	(233,482)	(2,284)	35,537	(1,266,197)	2,497,529

TELECOM ARGENTINA S.A.

Movements in the impairment of Intangible assets are as follows:

	Years ended December 31,
	2024	2023
At the beginning of the year	(90,085)	(89,887)
Increases	(19)	(198)
At the end of the year	(90,104)	(90,085)

NOTE 11 – RIGHT OF USE ASSETS

Details on the nature and movements of Right of use assets as of December 31, 2024 and 2023 are as follows:

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2023	Increases	adjustments	Decreases	December 31, 2024
Leases rights of use
- Sites	781,102	189,629	(39,286)	(832)	930,613
- Real estate and others	184,892	40,185	(8,113)	(3,837)	213,127
- Poles	121,981	33,306	(4,177)	(5)	151,105
Indefeasible right of use	31,232	—	(1,633)	—	29,599
Asset Retirement Obligation	112,488	26,303	(712)	(29,910)	108,169
Total	1,231,695	289,423	(53,921)	(34,584)	1,432,613

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as	value as of
	December 31,		translation		of December 31,	December 31,
	2023	Amortization	adjustments	Decreases	2024	2024
Leases rights of use
- Sites	(415,459)	(142,250)	23,398	(43)	(534,354)	396,259
- Real estate and others	(128,596)	(38,158)	5,501	3,768	(157,485)	55,642
- Poles	(83,109)	(29,211)	3,032	5	(109,283)	41,822
Indefeasible right of use	(19,272)	(2,442)	1,301	—	(20,413)	9,186
Asset Retirement Obligation	(12,387)	(29,624)	712	29,463	(11,836)	96,333
Total	(658,823)	(241,685)	33,944	33,193	(833,371)	599,242

	Gross value as of
	December 31,		Currency translation		Gross value as of
	2022	Increases	adjustments	Decreases	December 31, 2023
Leases rights of use
- Sites	623,677	130,797	27,842	(1,214)	781,102
- Real estate and others	156,251	22,806	7,524	(1,689)	184,892
- Poles	81,822	37,213	3,009	(63)	121,981
Indefeasible right of use	30,057	—	1,175	—	31,232
Asset Retirement Obligation	82,038	36,586	618	(6,754)	112,488
Total	973,845	227,402	40,168	(9,720)	1,231,695

	Accumulated				Accumulated	Net carrying
	amortization as of		Currency		amortization as	value as of
	December 31,		translation		of December 31,	December 31,
	2022	Amortization	adjustments	Decreases	2023	2023
Leases rights of use
- Sites	(281,343)	(118,597)	(16,539)	1,020	(415,459)	365,643
- Real estate and others	(92,029)	(34,230)	(3,891)	1,554	(128,596)	56,296
- Poles	(56,118)	(24,829)	(2,183)	21	(83,109)	38,872
Indefeasible right of use	(15,795)	(2,539)	(938)	—	(19,272)	11,960
Asset Retirement Obligation	(8,056)	(10,255)	(618)	6,542	(12,387)	100,101
Total	(453,341)	(190,450)	(24,169)	9,137	(658,823)	572,872

NOTE 12 – TRADE PAYABLES

	As of December 31,
Current	2024	2023
Suppliers	526,722	932,757
Related Parties (Note 27.b)	15,645	15,038
	542,367	947,795
Non-current
Suppliers	20,095	2,427
	20,095	2,427
Total trade payables	562,462	950,222

TELECOM ARGENTINA S.A.

NOTE 13 – BORROWINGS

	As of December 31,
Current	2024	2023
Bank overdrafts - principal	150,561	62,453
Bank and other financial entities loans – principal	172,370	543,806
Notes – principal	793,618	501,918
Loans for purchase of equipment	7,855	41,384
Interest and related expenses	183,975	347,023
	1,308,379	1,496,584
Non-current
Notes – principal	1,591,161	2,653,670
Bank and other financial entities loans – principal	166,068	1,061,540
Loans for purchase of equipment	9,668	28,485
Interest and related expenses	434,910	411,821
	2,201,807	4,155,516
Total borrowings	3,510,186	5,652,100

Movements in Borrowings are as follows:

			Total
	Cash items	Non-cash items	12.31.2024
At the beginning of the year	—	—	5,652,100
Proceeds from borrowings – principal	1,216,127	—	1,216,127
Payment of borrowings – principal	(1,367,407)	—	(1,367,407)
Repurchase of Notes	(32,370)	—	(32,370)
Payment of interests and related expenses	(390,956)	—	(390,956)
Payment of DFI	(5,879)	—	(5,879)
Proceed from bank overdrafts net of payment	243,208	—	243,208
Trade payables cancelled with borrowings	—	28,571	28,571
Accrued interest and other financial cost (*)	—	286,610	286,610
Foreign currency exchange gains (**)	—	(2,059,894)	(2,059,894)
Currency translation adjustments	—	(59,924)	(59,924)
Total at 12/31/24	(337,277)	(1,804,637)	3,510,186

(*)	Not includes $3,350 million corresponding to net income generated by DFI.
(**)	Not includes $(1,332) million corresponding to net losses generated by DFI and others.

			Total
	Cash items	Non-cash items	12.31.2023
At the beginning of the year	—	—	3,880,622
Proceeds from borrowings – principal	876,905	—	876,905
Payment of borrowings – principal	(607,028)	—	(607,028)
Payment of interests and related expenses	(463,776)	—	(463,776)
Payment of DFI	(85,937)	—	(85,937)
Proceed from bank overdrafts net of payment	154,063	—	154,063
Trade payables cancelled with borrowings	—	90,582	90,582
Accrued interest and other financial cost (*)	—	28,480	28,480
Foreign currency exchange gains (**)	—	1,720,991	1,720,991
Currency translation adjustments	—	57,198	57,198
Total at 12/31/23	(125,773)	1,897,251	5,652,100
Total at 12/31/22	(242,421)	(***) (177,361)

(*)	Not includes $3,299 million corresponding to net income generated by DFI.
(**)	Not includes ($61,468) million corresponding to net losses generated by DFI and others.

(***)Includes $88,797 million of new loans that do not represent cash movement.

The main borrowings, which are effective as of December 31, 2024 and 2023, are detailed below:

a)	Notes

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company issued several series of Notes, which amounts and main characteristics are described below:

TELECOM ARGENTINA S.A.

									Accounting
		Amount							balance (*)
		involved		Issuance	Maturity			Interest payment	As of December 31,
Series	Currency	(in millions)		date	date	Amortization	Interest rate	date	2024	2023
1	US$	400	(1)	07/2019	07/2026	In one installment at maturity date	Annual fixed rate of 8.00%	Semiannually	208,951	881,463
5	US$	389	(1) (2)	08/2020	08/2025	In four installments of: 3% at 02/2023 30% at 08/2023 33% at 08/2024 34% at 08/2025	Annual fixed rate of 8.50%	Semiannually	146,646	582,955
8	UVA	134	(3)	01/2021	01/2025	In one installment at maturity date	Annual fixed rate of 4.00%	Semiannually	206,324	165,736
9	US$linked	92		06/2021	06/2024	In one installment at maturity date	Annual fixed rate of 2.75%	Quarterly basis	—	197,528
10	UVA	127		12/2021	06/2025	In one installment at maturity date	0%	n/a	200,802	155,702
12	US$linked	23		03/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	129,708	226,462
	US$linked	75		08/2022	03/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis
14	US$linked	62.4		02/2023	02/2028	In one installment at maturity date	Fixed rate of 1.00%	Quarterly basis	78,625	134,008
15	US$linked	87.4	(4)	06/2023	06/2026	In one installment at maturity date	0%	n/a	118,475	212,760
16	US$linked	180.4	(5)	07/2023	07/2025	In one installment at maturity date	0%	n/a	237,836	440,501
18	UVA	75	(6)	11/2023	11/2027	In one installment at maturity date	Annual fixed rate of 1.00%	Quarterly basis	140,443	115,216
19	US$linked	34.6	(7)	11/2023	11/2026	In one installment at maturity date	0%	n/a	106,415	208,067
		30.9	(7)	12/2023	11/2026
20	US$linked	59.7	(8)	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5%	Quarterly basis	105,392	—
		21.6	(8)	06/2024	06/2026
		500	(1)	07/2024	07/2031
21	US$	115.3	(1)	07/2024	07/2031	In three installments of: 33% at 07/2029 33% at 07/2030 34% at 07/2031.	Annual fixed rate of 9.50%	Semi-annual	1,066,313	—
		1.9	(1)	08/2024	07/2031
		200	(1)	10/2024	07/2031
22	US$ linked	33.7	(9)	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of 2%	Quarterly basis	42,620	—
23	US$	75	(10)	11/2024	11/2028	In one installment at maturity date	Annual fixed rate of 7%	Quarterly basis	94,661	—

(*)These accounting balances include interest and related expenses.

(1)	Series 21 Notes: In June 2024, the Company issued US$500 million, the subscription price was under par, so at the date of issuance, the Company obtained, net of issuance costs, US$493 million ($648,368 million in current currency as of September 30, 2025). In July and August 2024, the Company exchanged US$115.3 million ($ 146,419 million in current currency as of September 30, 2025) and US$ 1.9 million ($ 2,500 million in current currency as of September 30, 2025), respectively, of Series 21 Notes for part of its Series 1 Notes maturing in 2026. This transaction was recognized as a debt extinguishment, recognizing a gain of $312 million that is included in “Borrowings renegotiation results,” item, within Financial results from borrowings. In October 2024, the additional issuance of US$200 million, which subscription price was above par, so as of the issuance date, the Company obtained net funds from issuance expenses amounting to US$211 million (equivalent to $268,253 million in current currency as of September 30, 2025). The Company used funds amounting to US$704 million to the payment, repayment, payment of principal and interest of the following borrowings: a) IFC for US$342 million, b) IIC for US$135 million; c) payment of interest and related expenses for US$31 million, d) repurchase of Series 5 Notes for US$20 million (we recognized a gain on the repurchase of Notes of $496 million was recognized, which is included in the line “Repurchase of Notes” within “Financial results from borrowings”), e) prepayment of part of the principal and payment of interest of Series 1 Notes for US$133 million; f) payment of capital and interest of Series 8 Notes for US$5 million; and g) payment of interest of Series 21 Notes for US$38 million.

As of December 31, 2024, after the payments made with the funds of Series 21 Notes, the outstanding principal of Series 1 Notes amounts to US$162.7 million.

(2)	Series 5: On August 6, 2024, the Company paid a part of principal on the Series 5 Notes for US$128.3 million ($163,242 million in current currency as of September 30, 2025) was made. As of December 31, 2024, after the cancellations made, the nominal residual capital of ON 5 amounts to US$73.2 million.
(3)	Series 8 Notes: In December 2024, the Company repurchased Series 5 Notes for $7,136 million, for which it recognized a gain on the repurchase of Notes of $65 million, which is included in the line “Repurchase of Notes” within “Financial results from borrowings.”
(4)	Series 15 Notes: The subscription price was above par, so that on the date of issuance, its value was $24,474 million ($134,339 million in current currency as of September 30, 2025), equivalent to US$102.3 million without considering the issuance expenses.
(5)	Series 16 Notes: The subscription price was above par, so that on the date of issuance, its value was $57,186 million ($301,265 million in current currency as of September 30, 2025), equivalent to US$213.2 million without considering the issuance expenses.
(6)	Series 18 Notes, the subscription price was above par, so that on the date of issuance, its value was $37,435 million ($124,746 million in current currency as of September 30, 2025), equivalent to US$213.2 million, of which the Company received funds for $56,906 million ($79,214 million in current currency as of September 30, 2025) and $13,512 million ($45,026 million in current currency as of September 30, 2025) (equivalent to 34.1 million UVAs of nominal value) through the exchange of a portion of Series 7 Notes, net of issuance expenses for $151 million ($505 million in current currency as of September 30, 2025).

TELECOM ARGENTINA S.A.

(7)	Series 19 Notes, the subscription price was above par, so that on the date of issuance, its value was $17,058 million ($56,843 million in current currency as of September 30, 2025), equivalent to US$48.3 million without considering the issuance expenses. For the additional Series 19 Notes, the subscription price was above par, so that on the date of issuance, its value was $18,102 million ($48,079 million in current currency as of September 30, 2025), equivalent to US$49.9 million without considering the issuance expenses.
(8)	Series 20 Notes: the subscription price was above par. The Company issued Notes for a nominal value of $55,619 million, equivalent to US$59.7 million. Of the total issued, the Company obtained proceeds net of issuance expenses of $46,210 million ($68,272 million in current currency as of September 30, 2025), equivalent to US$51.8 million, and an non cash proceed of $9,128 million ($13,486 million in current currency as of September 30, 2025), equivalent to US$9.8 million, was made through the exchange of a portion of the Series 9 Notes. This transaction was recognized as a debt extinguishment, recognizing a gain of $0.5 million that is included in “Borrowings renegotiation results” item, within Financial results from borrowings.

Series 20 Notes additional issuance, the subscription price was above par. The Company obtained proceeds net of issuance expenses of $20,225 million ($29,880 million in current currency as of September 30, 2025), equivalent to US$21.6 million.

(9)	Series 22 Notes: The subscription price was above par. The Company issued Notes for a nominal value of $31,732 million equivalent to US$33.7 million. Of the total issuance, the Company obtained proceeds net of issuance expenses of $31,574 million ($43,167 million in current currency as of September 30, 2025).
(10)	Series 23 Notes: The subscription price was above par. The Company issued Notes for a nominal value of US$75 million. Of the total issuance, the Company obtained proceeds net of issuance expenses of US$74.7 million ($94,448 million in current currency as of September 30, 2025).

Núcleo

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of up to 500,000,000,000 of Guaraníes (“Gs.”) (approximately $3,200 million as of the date of issue), Núcleo issued several series of Notes, which amounts and main characteristics are described below:

		Amount					Interest	Accouting balance (*)
		involved	Issuance	Maturity			payment	As of December 31,
Series	Currency	(in millions)	date	date	Amortization	Interest rate	date	2024	2023
1	Gs.	120,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	—	35,149
2	Gs.	30,000	03/2019	03/2024	In one installment at maturity date	Annual fixed rate of 9.00%	Quarterly basis	—	8,753
3	Gs.	100,000	03/2020	03/2025	In one installment at maturity date	Annual fixed rate of 8.75%	Quarterly basis	16,174	29,327
4	Gs.	130,000	03/2021	01/2028	In one installment at maturity date	Annual fixed rate of 7.10%	Quarterly basis	21,351	38,666
5	Gs.	120,000	03/2021	01/2031	In one installment at maturity date	Annual fixed rate of 8.00%	Quarterly basis	19,729	35,729

(*)These accounting balances include interest and related expenses.

b)	Bank and other financing entities loans

		Principal
		residual					Interest	Accounting balance (*)
		nominal value	Maturity				payment	As of December 31,
Entities	Currency	(in millions)	date	Amortization	Interest rate	Spread	date	2024	2023
	US$	—	03/2027	Semiannually		between 4.43% and 7.18%	Semiannually	—	212,997
International Finance Corporation (IFC) (1)	US$	—	Between 08/2024 and 08/2025	Semiannually	Variable annual rate: SOF 6 months	between 5.03% and 5.28%	Semiannually	—	267,906
	US$	—	08/2029 (1)	Semiannually from 08/2024		6.50%	Semiannually	—	408,380
Inter-American Investment Corporation (IIC) (1)	US$	—	12/2024	Semiannually	Variable annual rate: SOF 6 months	6.28%	Semiannually	—	37,450
Inter-American Development Bank (IDB) (2)	US$	99	06/2027	Semiannually	Variable annual rate: SOF 6 months	between 7.18% and 9.18%	Semiannually	123,453	653,184
China Development Bank Shenzhen Branch (CDB) (3)	RMB	882	12/2027	Semiannually	Annual fixed rate of 4.95%	n/a	Semiannually	139,769	313,958
Finnvera	US$	31	Between 11/2025 and 11/2026	Semiannually	Variable annual rate: SOF 6 months	between 1.47% and 1.63%	Semiannually	35,264	97,548

TELECOM ARGENTINA S.A.

		Principal
		residual					Interest	Accounting balance (*)
		nominal value	Maturity				payment	As of December 31,
Entities	Currency	(in millions)	date	Amortization	Interest rate	Spread	date	2024	2023
Export Development Canadá (EDC) (4)	US$	34	Between 12/2026 and 12/2030	Semiannually	Variable annual rate: SOF 6 months	between 1.63% and 6.65%	Semiannually	40,583	53,465
BBVA		$67	07/2025	Monthly	Annual fixed rate of 47.90%	n/a	Monthly	83	395
PSA Finance Argentina		$147	07/2025	Monthly	Annual fixed rate of 42.90%	n/a	Monthly	184	890
Rombo Compañía Financiera		$118	07/2025	Monthly	Annual fixed rate between 70.9% and 77.9%	n/a	Monthly	151	648
Cisco Systems Capital Corporation (Cisco) (5) and Bank of China (Huawei import) (6)	US$	13.7	between 10/2022 and 11/2026	Quarterly basis	Annual fixed rate between 4.00% and 6.5%	n/a	Quarterly basis	19,177	72,083
			between 01/2025 and 12/2027	Semiannually
		25,000	02/2025		Annual fixed rate of 38.375%	n/a	At maturity date	34,454	—
Banco Nación (7)		$10,000	08/2025	In one installment at maturity date	Annual fixed rate of 35%	n/a	At maturity date	12,594	—
		10,000	09/2025		Annual fixed rate of 32.38%	n/a	At maturity date	12,228	—

(*)These accounting balances include interest and related expenses.

(1)	The Company has used US$508 million ($644,792 million in current currency as of September 30, 2025) of the funds obtained from the Series 21 Notes for the payments and prepayments of the following loans:

- IFC: The Company used funds totaling US$368 million, of which US$342 million was used for the payment of principal and US$26 million for the payment of interest and related expenses. As of December 31, 2024, IFC loans are fully paid.

- IIC: The Company used funds totaling US$140 million, of which US$135 million was for the payment of principal and US$5 million for the payment of interest and related expenses. As of December 31, 2024, loans with IIC are fully paid.

(2)	On October 17, 2023, the Company subscribed two new tranches (5 and 6) under the IDB loan for a total of US$120 million, equivalent to $41,145 million ($154,674 million in current currency as of September 30, 2025), net of issuance expenses for $866 million ($3,256 million in current currency as of September 30, 2025). The funds were used to pay for the 5G spectrum.

In December 2024, the Company has prepaid a part of the loan totaling US$46 million (includes payment of principal and interest), equivalent to $58,590 million in current currency as of September 30, 2025.

(3)	In November 2024, the Company has paid a part of the loan totaling RMB156 million (includes payment of principal and interest), equivalent to $27,811 million in current currency as of September 30, 2025.
(4)	On May 5, 2023, the Company submitted a proposal for an export credit line for a total amount of up to US$50 million to EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 100% of the payments due to “Nokia Solutions and Networks Oy” and/or “Nokia Spain S.A.”, received from August 30, 2022 until November 1, 2024.

During 2024 and 2023, the Company received a disbursement for a total amount of US$11.6 million ($15,818 million in current currency as of September 30, 2025), and U$12.7 million ($18,058 million in current currency as of September 30, 2025), maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65 percentage points.

(5)	During August 2024, through the liquidation of BOPREAL bonds, the Company prepaid its loan with the supplier for US$18 million (principal of US$17.6 million and interest of US$0.4 million). This negotiation resulted in a reduction of US$1.8 million ($2,321 million in current currency as of September 30, 2025) recognized in “Borrowings renegotiation results” item, within Financial results from borrowings.
(6)	In December 2024, The Company subscribed an equipment loan of US$10.1 million, equivalent to $12,753 million in current currency as of September 30, 2025.
(7)	In the months of August, November and December 2024, the Company subscribed loans totaling $45,000 million ($58,805 million in current currency as of September 30, 2025).
c)	Compliance with covenants

The Company holds certain loans with IDB, Finnvera, EDC, and CDB, hereinafter collectively referred to as the “Lenders”, which, as of December 31, 2024, amount to $339,069 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

Considering the complexity of Argentina’s economic situation, which prevented the early and accurate estimation of certain financial ratios as of December 31, 2023, the Company, as of December 31, 2023, requested and obtained waivers regarding the Net Debt/EBITDA ratio.

TELECOM ARGENTINA S.A.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allowed increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2.700 billion on each calculation date, among other matters.

On January 31, 2025, the Company notified the Lenders that, due to the improvement of Argentina’s economic situation during 2024, the Company has been able to revert the situation that motivated the waiver and has complied with the ratios established in the original loan agreements since the calculation period ending on September 30, 2024 and has complied at all times with the conditions and restrictions set forth in the waiver agreements. As a consequence, thereof, and based on the early calculation of the ratios for the calculation period ending on Dember 31, 2024 following the methodology set forth in the original loan agreements, the Company has informed to the lenders that such waivers should be no longer in effect and that the original terms of the loan agreements shall be reinstated in their entirety.

Additionally, beyond the flexibility established in the waivers, the Company has also been within the limits established in the original loan agreements in relation to the aforementioned ratios, for the calculation periods of 2024.

As of the date of issuance of these Consolidated Financial Statements, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the original loan agreements, and is also in compliance with the rest of the covenants established.

NOTE 14 – SALARIES AND SOCIAL SECURITY PAYABLES

	As of December 31,
Current	2024	2023
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	255,769	231,238
Termination benefits	20,194	10,828
	275,963	242,066

Non-current
Termination benefits	11,548	9,904
	11,548	9,904
Total salaries and social security payables	287,511	251,970

Compensation for the Key Managers of Telecom for the years ended December 31, 2024, 2023 and 2022 are shown in Note 27.d).

NOTE 15 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable by company is presented below:

	As of December 31,
	2024	2023
Núcleo	3,070	3,352
NYSSA	573	393
Adesol	390	276
Opalker	34	26
TSMA	1,442	—
Telecom USA	40	—
Inter Radios	13	—
Pem	—	101
	(*)5,562	4,148

(*)Includes $ (3,313) million corresponding to the currency translation adjustments on initial balances of foreign subsidiaries, RECPAM and to compensation made with tax credits. It also includes $423 million added to the acquisition of TSMA during 2024.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

TELECOM ARGENTINA S.A.

	As of December 31,
	2024	2023
Tax carryforward	(50,689)	(1,313,027)
Allowance for doubtful accounts	(37,878)	(44,575)
Legal Claims and contingent liabilities	(10,906)	(19,430)
PP&E, intangible assets and right of use assets	1,580,389	1,653,448
Cash dividends from foreign companies	24,083	36,206
Income tax inflation adjustment effect	178,413	878,247
Other deferred tax liabilities (assets), net	(1,947)	(421)
Total deferred tax liabilities, net	1,681,465	1,190,448
Actions for recourse tax receivable	(1,083)	(2,360)
Total deferred tax liability, net	(*)1,680,382	1,188,088

Net deferred tax assets	(40,237)	(36,693)
Net deferred tax liabilities	1,720,619	1,224,781

(*)Includes $7,134 million of currency translation adjustments on foreign subsidiaries’ initial balances and $1,409 million of deferred tax liabilities from the acquisitions of TSMA and Manda.

As of December 31, 2024, Telecom Argentina and some subsidiaries have cumulative tax loss carryforwards of $145,360 million, (including $420 million of unrecognized tax loss carryforwards for considering them non-recoverable), that calculated considering statutory income tax rate, represent a deferred tax asset of $50,689 million.

The detail of the maturities of estimated tax carryforward is disclosed:

		Tax carryforward
	Tax carryforward	amount as of	Tax carryforward
Company	generation year	12.31.2024	expiration year
Telecom	2023	55,707	2028
Micro Sistemas	2021	293	2026
Micro Sistemas	2022	4,176	2027
Micro Sistemas	2023	21,522	2028
Micro Sistemas	2024	62,362	2029
Ubiquo	2022	295	No deadline
Ubiquo	2023	70	No deadline
Pem	2024	35	2029
Manda	2023	479	2028
AVC	2021	4	2026
AVC	2022	45	2027
AVC	2023	159	2028
AVC	2024	87	2029
Cable Imagen	2021	7	2026
Cable Imagen	2022	20	2027
Cable Imagen	2023	61	2028
Cable Imagen	2024	38	2029
		145,360

Income tax benefit (expense) differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Income (loss) before income tax expense	1,759,242	(1,561,564)	(1,920,042)
Non-taxable items – Earnings from associates and joint ventures	13,994	5,014	(6,773)
Non-taxable items – Impairment of Goodwill charges	—	—	2,017,803
Non-taxable items – Other	(2,294)	3,450	12,672
Restatement in current currency of Equity, Goodwill and others	1,246,350	2,699,364	2,070,414
Subtotal	3,017,292	1,146,264	2,174,074
Effective income tax rate	34.31%	33.65%	34.41%
Income tax expense at statutory tax rate of each subsidiary	(1,035,341)	(385,672)	(748,157)
Deferred tax liability restatement in current currency and others	1,632,943	2,455,250	1,790,848
Income tax inflation adjustment	(1,089,173)	(1,141,442)	(814,768)
Actions for recourse	—	—	(9)
Income tax on cash dividends of foreign companies	(7,458)	(29,733)	(8,701)
Income tax benefit (expense) (*)	(499,029)	898,403	219,213

Current tax	(13,299)	(7,700)	144,915
Deferred tax	(485,730)	906,103	74,298
Income tax benefit (expense)	(499,029)	898,403	219,213

(*)	In 2024 and 2023 includes $ 3,306 million and $(1,516) million, respectively corresponding to the adjustment made in the Income tax affidavit of 2023 and 2022, respectively

In 2024 and 2022 include $62,188 million and $153,758 million, respectively, corresponding to the adjustment made in the Income tax calculation of 2024 and the Income tax affidavit of 2021, respectively, which include, among others, the effects related to the full application of the tax inflation adjustment mechanisms detailed in “Income Tax – Inflation Adjustment for Tax Purposes”.

(**)	Includes $261 million, in 2024 corresponding to a computable withholding arising from the subsidiary MFH, which is not subject to income tax.

Income tax - Actions for recourse filed with the Tax Authority

During 2015 and 2022, Telecom Argentina filed actions for recourse with the AFIP to claim the full tax overpaid for fiscal years from 2009 to 2017 for a total amount of approximately $2,039 million plus interest (in currency of the transaction date), under the argument that the lack of application of the income tax inflation adjustment is confiscatory based on the similarities with the parameters put forward in the matter of “Candy S.A.” as in the matter of “Distribuidora Gas del Centro”, heard by the National Supreme Court of Justice in whose verdicts, the Supreme Court ruled for the application of the inflation adjustment mechanism for the 2002 fiscal year. In a similar vein, the Supreme Court issued a decision on October 25, 2022, in the matter of “Telefónica de Argentina” for the fiscal periods 2008 and 2009. In that matter, it not only ratifies the “Candy” Judgment but also clarifies that, for the purposes of demonstrating confiscation, not only is the adjustment mechanism provided for in Title VI of the law applicable, but it also allows price variations to be reflected for the calculation of amortizations and costs of used and intangible goods and tax loss carryforward.

In the years 2019, 2021 and 2022, the AFIP has rejected the actions for recourse corresponding to fiscal years 2009 to 2013 and 2015.Therefore, Telecom filed four actions for recourse before the National Court of First Instance.

The Company’s Management, with the assistance of its tax advisors, understands that the arguments presented by the Company follow the same criteria as those considered by the Supreme Court of Justice in similar precedents, among others. Therefore, the Company should obtain a favorable resolution to such claims.

Consequently, the Company maintained a non-current tax credit of $1,083 million as of December 31, 2024. For the measurement and update of the tax credit, the Company has estimated the amount of the tax determined in excess for the years 2009-2017 weighting the likelihood according to the jurisprudential antecedents known as of the date of the Consolidated Financial Statements.

TELECOM ARGENTINA S.A.

Income Tax – Inflation Adjustment for Tax Purposes

Given the judicial precedents detailed above related to the different mechanisms used to recognize the effect of inflation in the assessment of income tax, on May 6, 2022, the Company filed the income tax return corresponding to fiscal year 2021, taking into account the restatement of the tax amortization of all its fixed and intangible assets pursuant to Articles 87 and 88 of the Income Tax Law and applying the tax loss carry-forwards from previous years in accordance with the restatement mechanism provided under Article 25 of such Law.

Taxes were so assessed because failure to apply the above-mentioned inflation adjustment mechanisms for tax purposes would result in actual taxable income that would yield an effective tax rate for fiscal year 2021 that qualifies as confiscatory. If the Company had not fully applied the inflation adjustment mechanisms for tax purposes, the income tax due would have absorbed 100% of the Company’s taxable income and would have even absorbed part of the equity value that generates said taxable income, yielding an effective tax rate of 146.6%.This would have exceeded any reasonable limits to the burden of taxation, thus qualifying as confiscatory and seriously infringing Telecom’s constitutional guarantees and rights.

Therefore, together with its income tax return for the fiscal year 2021, the Company made a filing with the AFIP, protected by tax secrecy procedural regulations, in order to safeguard its rights, in the spirit of transparency that guides Telecom’s actions.

As a consequence of the foregoing, the income tax due for the year 2022 includes a decrease of $7,517 million ($104,346 million in current currency as of September 30, 2025), assessed taking into account the weighted probability of occurrence, based on the above-mentioned judicial precedents.

The Company’s Management, with the assistance of its tax advisors, believes that the arguments presented by the Company in its filing with the AFIP follow the same criteria as those disclosed under “Income Tax – Reimbursement Claims filed with the Tax Authority” which were considered by the Supreme Court of Justice in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

Regarding 2024 tax period, the income tax provision has been calculated following the guidelines indicated in the first paragraph. This, taking into account that the relationship that arises between the tax determined without the full application of the aforementioned adjustment mechanisms for tax inflation and the true taxable result for the year, causes the application of an effective tax rate for the year 2024 that is confiscatory according to case law.

NOTE 16 –OTHER TAXES PAYABLES

	As of December 31,
Current	2024	2023
Other national taxes	94,939	88,162
Provincial taxes	10,148	11,055
Municipal taxes	5,490	4,759
	110,577	103,976
Non- current
Provincial taxes	2	29
	2	29
Total other taxes payables	110,579	104,005

NOTE 17 – LEASES LIABILITIES

	As of December 31,
Current	2024	2023
Argentina	88,085	71,660
Abroad	2,817	4,661
	90,902	76,321
Non- current
Argentina	136,285	120,399
Abroad	32,571	38,718
	168,856	159,117
Total lease liabilities	259,758	235,438

TELECOM ARGENTINA S.A.

Movements in the lease liabilities are as follows:

	Years ended
	December 31,
	2024	2023
Balances at the beginning of the year	235,438	239,007
Increases (*)	263,120	190,816
Financial results, net (**)	29,589	105,975
Payments	(112,200)	(117,373)
Decreases (included RECPAM and currency translation adjustments)	(156,189)	(182,987)
At the end of the year	259,758	235,438

(*)Included in acquisitions of Rights of use.

(**)Included in Other foreign currency exchange gains (losses) and Other interests, net.

NOTE 18 – OTHER LIABILITIES

	As of December 31,
Current	2024	2023
Deferred revenues on prepaid credit	26,546	21,131
Deferred revenues on connection fees and international capacity leases	5,446	4,579
Debt for acquisition of Subsidiaries	784	1,506
Related parties (Note 27.b)	3,672	6,263
Funds to be paid to customers	10,657	19,173
Other	2,168	1,691
	49,273	54,343
Non-current
Deferred revenues on connection fees and international capacity leases	4,111	4,053
Pension benefits	10,447	5,973
Related parties (Note 27.b)	3,361	10,978
Debt for acquisition of Subsidiaries	733	2,725
Other	44	301
	18,696	24,030
Total Other liabilities	67,969	78,373

Movements in the pension benefits are as follows:

	Years ended
	December 31,
	2024	2023
At the beginning of the year	5,973	7,273
Service cost (*)	312	401
Interest cost (**)	8,216	4,930
Actuarial results (***)	34	1,116
RECPAM	(4,088)	(7,747)
At the end of the year	10,447	5,973

(*)	Included in Employee benefit expenses and severance payments.
(**)	Included in Other Financial result, net.
(***)	Included in Other comprehensive income (loss).

NOTE 19 – PROVISIONS

The Company evaluates and reviews each contingency applying the criteria indicated in Note 3.q) and 3.u.5).

The evolution of provisions as of December 31, 2024 and 2023 is as follows:

							RECPAM,
		Additions					currency	Balances
	Balances as	Acquisitions		Financial			translation	as of
	of December 31,	through business	Capital	result			adjustments	December 31,
	2023	combinations	(i)	(ii)	Reclassifications	Payments	and others	2024
Current
Legal Claims and contingent liabilities	14,183	—	4,788	—	25,230	(36,581)	(2,883)	4,737
Total current provisions	14,183	—	4,788	—	25,230	(36,581)	(2,883)	4,737
Non- Current
Legal Claims and contingent liabilities	34,015	4,797	17,183	18,403	(25,230)	(4,074)	(17,276)	27,818
Asset retirement obligations	35,351	—	26,303	—	—	—	(25,013)	36,641
Total non-current provisions	69,366	4,797	43,486	18,403	(25,230)	(4,074)	(42,289)	64,459

Total provisions	83,549	4,797	48,274	18,403	—	(40,655)	(45,172)	69,196

TELECOM ARGENTINA S.A.

		Additions				RECPAM,
						currency
	Balances as		Financial			translation	Balances
	of	Capital	result			adjustments and	as of
	December 31, 2022	(iii)	(ii)	Reclassifications	Payments	others	December 31, 2023
Current
Legal Claims and contingent liabilities	21,781	26,265	—	33,718	(69,103)	1,522	14,183
Total current provisions	21,781	26,265	—	33,718	(69,103)	1,522	14,183

Non- Current
Legal Claims and contingent liabilities	53,813	30,982	27,551	(33,718)	(11)	(44,602)	34,015
Asset retirement obligations	42,579	36,586	—	—	—	(43,814)	35,351
Total non-current provisions	96,392	67,568	27,551	(33,718)	(11)	(88,416)	69,366

Total provisions	118,173	93,833	27,551	—	(69,114)	(86,894)	83,549

(i)	$21,971 million charged to Other operating expenses and $26,303 million charged to Right of use assets.
(ii)	Charged to Other foreign currency exchange gains (losses) and Other interests, net.
(iii)	$57,247 million charged to Other operating expenses and $36,586 million charged to Right of use assets.

Below is a summary of the most significant claims and legal actions for which the Company, based on the advice of its legal counsel and the judicial background for each claim, has considers probable and/or possible based on IAS 37:

1.    Probable Contingent liabilities

a)   Profit sharing bonds

Various legal actions are brought, mainly by former employees of the Company against the Argentine government and Telecom Argentina, requesting that Decree No. 395/92 – which expressly exempted Telefónica and the Company from issuing the profit-sharing bonds provided in Law No. 23,696 – be struck down as unconstitutional. The plaintiffs also claim the compensation for damages they suffered because such bonds have not been issued.

In August 2008, the Supreme Court of Justice not only found Decree No. 395/92 unconstitutional when resolving a similar case against Telefónica but also ordered that the proceedings be remanded to the court of origin so that such court shall decide which defendant must pay —the licensee and/or the Argentine government— and set the parameters that are to be taken into account in order to quantify the remedies requested (percent of profit sharing, statute of limitations criteria, distribution method between the program beneficiaries, among others). There are no uniform criteria among the Courts in relation to each of these concepts.

Following the Supreme Court of Justice’s decision, several Courts of Appeals have ruled that Decree No. 395/92 is unconstitutional. As a result, in the opinion of Telecom Argentina’s counsel, there is an increased probability that the Company will have to face certain contingencies, notwithstanding the reimbursement right to which Telecom Argentina would be entitled against the National Government.

On June 9, 2015, in re “Ramollino Silvana c/Telecom Argentina S.A.”, the Supreme Court of Justice ruled that the profit-sharing bonds do not apply to employees who joined the Company after November 8, 1990 and who were not members of the PPP.

This judicial precedent is consistent with the criterion followed by the Company for estimating provisions for these claims, based on the advice of its legal counsel, which considered remote the chances of paying compensation to employees who were not included in the PPP.

Statute of limitations criteria applied to claims: Supreme Court of Justice ruling “Dominguez v. Telefónica de Argentina S.A.”

In December 2013, the Supreme Court of Justice rendered a decision on a case similar to the above-referred legal actions, “Domínguez v. Telefónica de Argentina S.A.” In said case, the Supreme Court of Justice overturned a lower court ruling which had barred the claim as having exceeded the applicable statute of limitations because ten years had passed since the issuance of Decree No. 395/92.

On December 30, 2021, the Court of Appeals on Federal Civil and Commercial Matters issued a decision in plenary session, whereby it acknowledged, interpreting the doctrine developed by the Supreme Court of Justice in its ruling, that the statute of limitations must be applied periodically –as from the date of each balance sheet- but limited to five years, applying the specific regulations on the statute of limitations for periodical liabilities.

TELECOM ARGENTINA S.A.

Criteria for determining the relevant profit to calculate compensation: ruling of the Court of Appeals on Federal Civil and Commercial Matters in Plenary Session “Parota c/ Estado Nacional y Telefónica de Argentina S.A.”

On February 27, 2014, the Court of Appeals on Federal Civil and Commercial Matters issued its decision in plenary session in the case “Parota, César c/ Estado Nacional”, as a result of a claim filed against Telefónica. In its ruling, the Court held “that the amount of profit-sharing bonds corresponding to former employees of Telefónica de Argentina should be calculated based on the taxable income of Telefónica de Argentina S.A. on which the income tax liability is to be assessed”.

Federación Argentina de las Telecomunicaciones and Other v. Telecom Argentina S.A. on profit-sharing

In June 2013, the Company was served notice of this claim. The lawsuit was filed by four unions claiming the issuance of profit-sharing bonds (hereinafter “the bonds”) for future periods and for periods for which the statute of limitations is not expired. To enforce this claim, the plaintiffs have requested that the court declare that Decree No. 395/92 is unconstitutional.

This collective lawsuit is for an unspecified amount. The plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in the Company’s profit. The lawsuit requiring the issuance of a profit-sharing bond represents an obligation with potential future economic impact for the Company.

The Company filed its response to the claim, arguing that labor courts lack jurisdiction over the matter. In December 2017, the Court of First Instance dismissed the claim on the grounds that the claimant lacks standing because the claim is individual and not collective. The claimant filed an appeal, which is pending before Chamber VII of the Court of Appeals.

In June 2019, the Court of Appeals revoked the decision rendered by the Court of First Instance, returned the file, and ordered discovery proceedings.

The Company, based on the advice of its legal counsel, believes that there are strong arguments to defend its position in this claim, based, among other things, on the application of the statutes of limitations to the claim relating to the unconstitutionality of Decree No. 395/92, the lack of active legal standing for a collective claim relating to the issuance of bonds —due to the existence of individual claims— in addition to arguments based on plaintiff’s lack of active legal standing.

b)   Sanctions Imposed by the Regulator

The Company is subject to various sanction procedures, in most cases promoted by the Regulatory Authority, for delays in repairs and service installations to fixed-line customers.

c)   “Asociación por la Defensa de Usuarios y Consumidores vs. Telecom Personal S.A.” claim

In 2008, the “Asociación por la Defensa de Usuarios y Consumidores” sued Personal, seeking damages for an unspecified amount, in connection with the billing of calls to the automatic answering machine and the collection system called “send to end”, in collective representation of an undetermined number of Personal customers. The court has to render judgment on this claim.

In 2015, the Company learned of an adverse court ruling in a similar lawsuit, promoted by the same consumer’s association against another mobile operator.

On November 9, 2023, there was a first instance ruling where the Company was partially condemned to recognize credits in favor of a group of customers to be determined, but only for a limited period of time, between the years 2004 and 2005. The ruling was appealed.

On December 26, 2024, the Commercial Court of Appeals issued a ruling, which upheld the first-instance judgment in the main aspects and modified some aspects regarding the extent of the sentence, with some aspects in favor and others against.

The Company’s Management, with the assistance of its legal advisors, is evaluating the filing of a Federal Extraordinary Appeal.

TELECOM ARGENTINA S.A.

d)   Claim “Unión de Usuarios y Consumidores and Other v. Telecom Argentina S.A.” -– File No. 24,687/2018, pending before Commercial Court No. 9, Secretariat 17.

On September 3, 2019, Telecom was served notice of a class action brought by “Unión de Usuarios y Consumidores” and “Consumidores Libres Cooperativa Ltda. De Provisión de Servicios de Acción Comunitaria”, pending before the Commercial Court of First Instance No. 9, Clerk’s Office No. 17, for an unspecified amount.

Claimants seek to obtain an order against the Company for the reimbursement of the price increases collected from its subscribers in September and October 2018 and in January 2019 and of any price increase that may be collected for the duration of the proceedings (for timely provided services under the brands Cablevisión and Fibertel), plus interest accrued until the effective reimbursement date. Claimants allege that the defendant infringed certain provisions set forth under the General Rules Governing ICT Services Customers and Law No. 24,240 related to the terms and form of notice to subscribers of changes in the prices of such services.

The Company, with the assistance of its legal advisors, while considering that it has solid arguments for its defense, given the procedural status (the proceedings are already ready for sentencing) and the evidence produced, has classified this contingency as probable and consequently has determined a provision that it considers sufficient.

2.    Possible Contingencies

In addition to the possible contingencies related to regulatory matters described in Note 2.d), the following is a summary of the most significant claims and legal actions for which the Company’s Management did not set up any provision, although the final outcome of these lawsuits cannot be assured.

a)   Radioelectric Spectrum Fees

In October 2016, Personal modified the criteria used for the statement of some of its commercial plans (“Abono fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, ENACOM demanded Personal to rectify its statements corresponding to October 2016, requiring that such plans’ statements continue to be prepared based on the previous criteria. ENACOM issued a similar order in September 2018 for the subsequent periods. The Company’s Management believes that it has solid legal arguments to defend its position. Such arguments were actually confirmed in the recitals of Resolution ENACOM No. 840/18. Therefore, Telecom filed the corresponding administrative responses.

In August 2017, Personal received the notice of charge for the differences in the amounts owed in connection with the payment made in October 2016. Notwithstanding the grounds disclosed in its response, in April 2019, ENACOM imposed a sanction on the Company due to the non-compliance alleged for that period. The Company filed the corresponding administrative response. However, the company cannot assure that its arguments will be accepted by ENACOM.

The difference resulting from both criteria since October 2016 is of approximately $717 million plus interest (in currency of the transaction date) as of December 31, 2024.

On February 27, 2018, ENACOM Resolutions Nos. 840/18 and 1,196/18 were published in the Official Gazette. Through these Resolutions, ENACOM updated the value of the Radioelectric Spectrum Fee per Unit and, in addition, established a new regime for mobile communication services, which substantially increased the amounts to be paid for such service.

Subsequently, by Resolution No. 4353/18, published in the Official Gazette on May 24, 2018, it was established that the new Regime established by ENACOM Resolutions No. 840/18 and No. 1,196/18 would not have an impact until August 31, 2018. Likewise, it was established that the sworn statements corresponding to Mobile Communications Services (SRMC, STM, PCS and SCMA), which expired in the months of April and May 2018, which had not been prepared in accordance with the provisions of ENACOM Resolution No. 840/2018, should be submitted rectified and the resulting differences paid on October 10, 2018.

Telecom filed the restated returns for March and April 2018 (due in April and May 2018) and paid (under protest) the corresponding amounts. It also started to comply, as from September 2018, with the filing and payment (under protest) of the corresponding returns.

TELECOM ARGENTINA S.A.

By means of ENACOM Resolution No. 4,266/19 dated October 8, 2019, the calculation basis for Radioelectric Rights and Tariffs corresponding to Mobile Communications Services (SRMC, STM, PCS and SCMA) was modified based on the sworn declarations whose expiration date occurs after the date of publication of the Resolution. This modification represents a reduction in the rate applicable to the payment of DER for these services.

b)   “Consumidores Financieros Asociación Civil para su Defensa” claim

In November 2011, Personal was notified of a lawsuit filed by the “Consumidores Financieros Asociación Civil para su Defensa” claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

Personal rejected the claim, with emphasis on the regulatory framework that explicitly endorses its practices, now challenged by the plaintiff in disregard of such regulations.

The proceeding is now in the discovery stage. However, the judge has ordered the accumulation of this claim with two other similar claims against Telefónica Móviles Argentina S.A. and América Móvil S.A..Therefore, the three legal actions will continue within the Federal Civil and Commercial Court No. 9.

The plaintiffs are seeking damages for an unspecified amount. While the Company believes there are strong defenses that should result in a dismissal of the claim, in the absence of judicial precedents on the matter, the Company’s Management (with the advice of its legal counsel) has classified the claim as possible until a judgment is rendered.

c)   Proceedings related to value added services - Mobile contents

In October 2015, Personal was notified of a claim brought by the consumer association “Cruzada Cívica para la defensa de los consumidores y usuarios de Servicios públicos”.

The plaintiff’s claim relates to the manner in which content and trivia games are contracted, requesting the application of punitive damages to Personal.

As of the date of the Consolidated Financial Statements, this claim for an unspecified amount is in its preliminary stages because notice of the claim has not been served on all interested parties.

Based on the advice of its legal counsel, the Company’s Management believes to have strong arguments for its defense. However, given the absence of any case law, the final outcome of these claims cannot be assured.

d)    Claims filed by unions in connection with union contributions

The unions FOEESITRA, SITRATEL, SILUJANTEL, SOEESIT, FOETRA, SUTTACH, and the Union of Telephone Workers and Employees of Tucumán brought seven legal actions against Telecom claiming unpaid union contributions set forth in their respective collective bargaining agreements, corresponding to employees of third-party companies that provide services to the Company, for a 5-year term for which the statute of limitations has not expired, plus damages caused by the failure to pay said contributions. The items claimed are “Fondo Especial” (special fund) and “Contribución Solidaria” (solidarity contribution).

The above-mentioned unions argue that Telecom is jointly and severally liable for the payment of the above-mentioned contributions. Telecom answered all the claims.

In the action brought by FOEESITRA, the judge of first instance rejected the summons to third parties made by Telecom. This decision was confirmed by the Labor Court and the case is being appealed with a request for opening of evidence.

In the action brought by FOETRA, the Court of Appeals revoked the decision rendered by the court of first instance that had declared the incompetence. The judge of first instance must render a decision on the exceptions filed by Telecom.

In the action brought by SITRATEL, the judge of first instance declared himself competent to intervene and rejected the summons of third parties made by Telecom. This decision was appealed and recently confirmed by the IX Chamber. This last decision of the court is not final.

In the action brought by the Union of Telephone Workers and Employees of Tucumán, the judge of first instance rejected the summons of third parties requested and the claim of lack of jurisdiction. The decision was confirmed by the Labor Chamber and the case was opened to the evidentiary stage.

TELECOM ARGENTINA S.A.

The other claims have been suspended at the request of the parties.

The unions are seeking damages for an unspecified amount.

Even though the Company’s Management believes that there are sound grounds for the favorable resolution of these claims, given the lack of judicial precedents, the final outcome of these claims cannot be assured.

e)   Asociación por la Defensa de Usuarios y Consumidores v. Cablevisión on expedited summary proceeding - Case No. 4.010/2017 pending before the Commercial Court No. 31, Secretariat 61

In November 2018, the Company was served notice of a claim brought by Asociación por la Defensa de Usuarios y Consumidores. The Claimant requested that the defendant: 1) cease its practice of preventing customers from terminating Internet and cable television services when customers request such termination; 2) reimburse to each user the amounts collected for the period of five years and until the date on which the defendant ceases the above-mentioned practice; and 3) pay punitive damages for each of the affected customers.

In December 2018, the Company filed a response, alleging the application of statutes of limitation (two-year term) as well as the lack of standing of the Association to file the lawsuit. It requested that the claim be rejected in its entirety, and that the legal costs be borne by the plaintiff. The proceeding is now in the discovery stage.

The plaintiffs are seeking damages for an unspecified amount.

Based on the advice of its legal counsel, the Company believes to have strong arguments for its defense. However, the final outcome of this claim cannot be assured.

f)   Resolution No. 50/10 et seq. issued by the Secretaría de Comercio Interior de la Nación (Secretariat of Domestic Trade or “SCI”)

SCI Resolution No. 50/10 approved certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly basic subscription prices. The Company filed an administrative appeal against Resolution No. 50/10 requesting the suspension of its effects and its nullification.

In accordance with the decision rendered on August 1, 2011, in re “LA CAPITAL CABLE S.A. v/ Ministry of Economy-SCI “, the Federal Court of Appeals of the City of Mar del Plata ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”, for its Spanish acronym). The National Government filed an appeal such resolution, which was dismissed. The National Government filed a direct appeal with the Supreme Court of Justice, which has also been dismissed.

Notwithstanding the foregoing, between March 2011 and October 2014, several resolutions based on Resolution No. 50/10 were published in the Official Gazette, which regulated the prices to be charged by Cablevisión to its customers for the basic cable television service. The Company filed appeals against these resolutions and their enforcement was suspended pursuant to the above-mentioned injunction.

In September 2014, the Supreme Court of Justice rendered a decision in re “Municipality of Berazategui v. Cablevisión” and ordered that the cases related to these resolutions continue under the jurisdiction of the Federal Court of Appeals of Mar del Plata that had issued the decision on the collective action in favor of ATVC. Currently, all the claims related to this matter are pending before the Federal Courts of Mar del Plata.

In April 2019, La Capital Cable S.A. was served notice of the decision rendered by Federal Court No. 2 of Mar del Plata, whereby said court declared the unconstitutionality of certain articles of the law on which the SCI grounded Resolution No. 50/10 as well as the subsequent resolutions. The declaration of unconstitutionality entails that these resolutions are not applicable to La Capital Cable and the companies represented by ATVC. However, the National Government filed an appeal against said resolution.

On December 26, 2019, the Federal Court of Mar del Plata rejected the grievances of the National Government and confirmed the decision rendered by the court of first instance which declared the unconstitutionality of the sections of the law based on which the SCI issued Resolution No. 50/10 and the subsequent resolutions. The National Government and ENACOM filed extraordinary appeals, which although they were granted during 2021, are still pending before the Supreme Court of Justice.

On November 15, 2024, Resolution No. 50/10 was repealed by Resolution No. 433/2024 of the Secretariat of Industry and Commerce.

TELECOM ARGENTINA S.A.

The Company, with the assistance of its legal advisors, is evaluating the potential impacts of the repeal on the case.

3.    Gain Contingencies

“AFA Plus Project” Claim

On July 20, 2012, the Company entered into an agreement with the Argentine Football Association (“AFA”), for the provision of services for a system called “Argentine Football System Administration” (“AFA Plus Project”). In September 2014, the AFA notified the Company of its decision to terminate the contract.

The Company did not accept the AFA’s proposal for compensation for investments and expenses incurred, considering it insufficient, and on December 19, 2018, it filed a lawsuit against the AFA for the sum of $ 353 million plus interest and court costs (in currency of the transaction date).

The Company’s Management, with the assistance of its external advisors, considers that it has solid factual and legal arguments to have its claims addressed.

NOTE 20 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $1,209,381 million (of which $231,313 million corresponds to Fixed Assets commitments) and $1,558,499 million (of which $369,590 million corresponds to Fixed Assets commitments) as of December 31, 2024 and 2023, respectively. These purchase commitments include those that contain “take or pay” clauses, which force the buyer to purchase a quantity of a product or service in a period, usually annually, or, alternatively, to pay that amount even if it has not been taken or accepted to receive it.

The table below details commitments within one year and beyond one year:

	As of December 31,
	2024	2023
Committed within one year	505,654	789,616
Committed beyond one year	703,727	768,883
	1,209,381	1,558,499

NOTE 21 – EQUITY

(a)	Capital Stock

As of December 31, 2024 and 2023, the total capital stock of Telecom Argentina amounted to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of the Consolidated Financial Statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing five Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

TELECOM ARGENTINA S.A.

(b)	Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

At the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2024, the shareholders of Telecom decided, among other:

(i)	To approve the Board of Directors’ proposal stated in current currency as of March 31, 2024 using the National Consumer Price Index pursuant to CNV Resolution No. 777/18 in connection with the Accumulated Deficit as of December 31, 2023 for $257,730 million ($684,523 million in current currency as of September 30, 2025): (i) absorb the amount of $257,730 million ($684,523 million in current currency as of September 30, 2025) from the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level”; b) to reclassify the amount of $84,257 million ($205,624 million in current currency as of September 30, 2025) from “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” and to be charged against the “Contributed Surplus”;
(ii)	to delegate on the Board of Directors the power to reverse between October 1, 2024 and December 31, 2024 the “Voluntary reserve to maintain the Company’s level of capital expenditures and its current solvency level” in an amount that allows distribution of dividends in cash or in non-cash or any combination of both options, for up to the maximum amount of distribution of US$100 million. On November 11, 2024, the Board of Directors decided to distribute dividends (For more information on the distribution of dividends, see Note 4.b) “Dividends paid - Distribution of non-cash dividends”.
(c)	Share Ownership Plan

In 1992, a Decree from the Argentine government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares were to be included in the PPP (an employee share ownership program sponsored by the Argentine government). During the following years, both the Shareholders’ Assembly and the Board of Directors (based on the powers delegated by the Shareholders) carried out the conversion of Class “C” shares for a total of 98,331,364.

As of the date of the Consolidated Financial Statements, 106,734 Class “C” shares are still pending to be converted into Class “B” shares.

(d)	Restrictions on distribution of profits

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 22 – FINANCIAL INSTRUMENTS

a)	Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2024 and 2023 their category of financial instrument and the details of profits and losses generated according to each category.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2024	cost	loss	income	Total
Assets
Cash and cash equivalents	276,530	111,711	—	388,241
Investments	25,164	15,797	—	40,961
Trade receivables	361,537	—	—	361,537
Other receivables	19,976	4,264	—	24,240
Total	683,207	131,772	—	814,979
Liabilities
Trade payables	562,462	—	—	562,462
Borrowings	3,510,186	—	—	3,510,186
Leases liabilities	259,758	—	—	259,758
Other liabilities	19,857	1,517	—	21,374
Total	4,352,263	1,517	—	4,353,780

TELECOM ARGENTINA S.A.

		Fair value
		accounted	accounted
		through	through other
	Amortized	profit or	comprehensive
As of December 31, 2023	cost	loss	income	Total
Assets
Cash and cash equivalents	336,023	88,333	—	424,356
Investments	32,163	297,095	—	329,258
Trade receivables	353,564	—	—	353,564
Other receivables	57,406	27	5,276	62,709
Total	779,156	385,455	5,276	1,169,887
Liabilities
Trade payables	950,222	—	—	950,222
Borrowings	5,652,100	—	—	5,652,100
Leases liabilities	235,438	—	—	235,438
Other liabilities	38,102	4,231	—	42,333
Total	6,875,862	4,231	—	6,880,093

Gains and losses by category – Year 2024

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	(44,244)	48,775
Financial liabilities at amortized cost	1,990,591	(162,873)
Financial assets at fair value through profit or loss	(55,384)	—
Financial liabilities at amortized cost through profit or loss	(496)	—
Total	1,890,467	(114,098)

Gains and losses by category – Year 2023

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	167,847	65,929
Financial liabilities at amortized cost	(2,013,473)	(58,808)
Financial assets at fair value through profit or loss	235,771	170,840
Financial liabilities at amortized cost through profit or loss	(82,697)	—
Total	(1,692,552)	177,961

Gains and losses by category – Year 2022

	Net gain/(loss)	Of which interest
Financial assets at amortized cost	48,188	37,757
Financial liabilities at amortized cost	169,877	(137,470)
Financial assets at fair value through profit or loss	(79,275)	(6,064)
Financial liabilities at fair value through profit or loss	(45,770)	—
Total	93,020	(105,777)

b)	Fair value hierarchy and other disclosures

The Company presents the judgments and estimates made to determine the fair values of the financial instruments that are recognized and measured at fair value in its recast consolidated financial statements.

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.
-

Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g., as prices) or indirectly (e.g., derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2024 and 2023, and the level of hierarchy are listed below:

TELECOM ARGENTINA S.A.

As of December 31, 2024	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	113,621	—	113,621
Government bonds (1) (2)	13,887	—	13,887
Other receivables: Compensation received for company acquisitions (3)	—	1,316	1,316
Non-current Assets
Other receivables: Compensation received for company acquisitions (3)	—	2,948	2,948
Total assets	127,508	4,264	131,772
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	784	784
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	733	733
Total liabilities	—	1,517	1,517

As of December 31, 2023	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1) (2)	38,314	—	38,314
Government bonds (1) (2)	347,113	—	347,113
Other receivables: DFI (4)	—	4,115	4,115
Other receivables: Indemnification assets (3)	—	27	27
Non-current Assets
Other receivables: DFI (4)	—	1,161	1,161
Total assets	385,427	5,303	390,730
Liabilities
Current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	1,506	1,506
Non-current Liabilities
Other liabilities: Debt for acquisition of NYSSA (3)	—	2,725	2,725
Total liabilities	—	4,231	4,231

(1)	The Mutual funds are included in Cash and cash equivalents and Investments. The Government bonds are included in Cash and cash equivalents and Investments.
(2)

The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end. A market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

(3)	The fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos.
(4)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. The techniques used for the measurement of financial instruments, are detailed below: a) DFI for forward purchases of US dollars and RMB, corresponds to the variation between the market prices at the end of the fiscal year and the time of agreement and; b) DFI interest rate swap corresponds to the present value of estimated future cash flows based on observable yield curves obtained in the market.

During the years ended December 31, 2024 and 2023, there were no transfers between Levels of the fair value hierarchy.

Additionally, the methods and assumptions used to estimate the fair values of each class of financial instrument are as follows:

Trade receivables and Other receivables: Carrying amounts are considered to approximate fair value due to the short term nature of these receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant.

Trade payables and Other liabilities: The carrying amount of trade payables and other liabilities to approximates its fair value due to the short term nature of these debts. Noncurrent trade payables and other liabilities have been discounted.

TELECOM ARGENTINA S.A.

Borrowings

As of December 31, 2024, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	2,940,467	2,740,233
Other borrowings	569,719	570,963
	3,510,186	3,311,196

As of December 31, 2023, fair value of borrowings is as follows:

	Carrying Value	Fair Value

Notes	3,468,020	3,214,025
Other borrowings	2,184,080	2,200,601
	5,652,100	5,414,626

The fair value of the loans was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.
b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.
c)	Fort the rest of the borrowings, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.
c)	Hedge accounting

Derivatives are used by Telecom and its subsidiaries to manage their exposure to exchange rate and interest rate risks.

The position of DFIs in the consolidated statements of financial position and amounts recognized in Consolidated Income Statements and Consolidated Statements of Comprehensive Income, are detailed below:

	As of December 31,
	2024	2023
Other receivables current - DFI: SOFR	—	4,115
Other receivables noncurrent - DFI: SOFR	—	1,161
Total assets	—	5,276

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Foreign currency exchange effect	3,653	21,067	(12,860)
Interests on borrowings	(3,350)	(3,299)	(1,216)
Financial results	303	17,768	(14,076)
DFI effects classified as hedges	(7,212)	3,487	5,027
Other comprehensive income (loss)	(7,212)	3,487	5,027

●	Interest rate swaps – cash flow hedges

In August 2024, the Company cancelled the several DFI agreements, to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023 to August 15, 2025. The agreements entered into covered a total amount of US$184.5 million. The interest rates were set at 3.605%, 3.912% and 3.895%, respectively.

In September 2022, the several DFI agreements were finalized to hedge the fluctuation of LIBOR from the IFC loan amounting to US$400 million and from the IIC loan amounting to US$100 million. The mentioned agreements hedged a total amount of US$440 million. Such DFI allows fixing the variable rate in a range between 2.085% and 2.4525% nominal annual rate.

●	Exchange rate Hedges

During year ended December 31, 2024, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$50 million fixing the average exchange rate in 1,004 Argentine pesos/US$, expiring between July and August 2024.

TELECOM ARGENTINA S.A.

During year ended December 31, 2023, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$752 million fixing the average exchange rate in 279.8 Argentine pesos/US$, expiring between February 2023 and November 2023. Additionally, entered into one DFI agreement to RMB20 million fixing the average exchange rate in 37 Argentine pesos/RMB, $, expiring in May 2023 and July 2023.

During year ended December 31, 2022, Telecom Argentina entered into several DFI agreements to hedge the fluctuation of the exchange rate from its loan portfolio amounting to US$262 million fixing the average exchange rate in 166.1 Argentine pesos/US$, expiring between February 2022 and June 2023. Additionally, on December 2022, entered into one DFI agreement to RMB15 million fixing the average exchange rate in 27.8 Argentine pesos/RMB, expiring in January 2023.

d)	Offsetting of financial assets and financial liabilities

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that Telecom has the intention to make such offsetting. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries applies regularly). Offsetting is also applied to transactions with agents.

The following table presents financial assets and liabilities that are offset as of December 31, 2024 and 2023:

	As of December 31, 2024
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	381,583	28,573	(582,508)	(25,707)
Offsetting	(20,046)	(4,333)	20,046	4,333
Current and noncurrent assets (liabilities) – Carrying Value	361,537	24,240	(562,462)	(21,374)

	As of December 31, 2023
	Trade	Other		Other
	receivables	receivables	Trade payables	liabilities
Current and noncurrent assets (liabilities) - Gross value	372,905	65,025	(969,564)	(44,649)
Offsetting	(19,341)	(2,316)	19,342	2,316
Current and noncurrent assets (liabilities) – Carrying Value	353,564	62,709	(950,222)	(42,333)

NOTE 23 – REVENUES

	Years ended December 31,
	2024	2023	2022
Mobile Services	2,048,217	2,203,269	2,424,302
Internet Services	1,289,199	1,194,934	1,337,738
Cable Television Services	731,959	965,094	1,082,695
Fixed and Data Services	611,301	648,082	736,300
Other services revenues	56,554	50,729	47,824
Subtotal Services revenues	4,737,230	5,062,108	5,628,859
Equipment revenues	309,230	406,813	402,139
Total Revenues	5,046,460	5,468,921	6,030,998

NOTE 24 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $5,225,100 million, $5,801,092 million and $8,470,429 million for the years ended December 31, 2024, 2023 and 2022, respectively. The main components of the operating expenses are the following:

TELECOM ARGENTINA S.A.

	Years ended December 31,
	2024	2023	2022

Employee benefit expenses and severance payments	Profit (loss)
Salaries, social security expenses and benefits	(1,060,790)	(1,264,274)	(1,300,709)
Severance indemnities	(158,998)	(74,605)	(180,075)
Other employee expenses	(28,845)	(27,520)	(30,015)
	(1,248,633)	(1,366,399)	(1,510,799)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(375,233)	(356,368)	(382,091)
Fees for services	(290,719)	(326,324)	(344,028)
Directors and Supervisory Committee’s fees	(5,418)	(4,453)	(5,493)
	(671,370)	(687,145)	(731,612)
Taxes and fees with the Regulatory Authority
Turnover tax	(205,966)	(207,631)	(223,001)
Regulatory Entity Fees	(103,166)	(103,692)	(115,643)
Municipal taxes	(50,251)	(55,576)	(63,387)
Other taxes and fees	(37,765)	(53,247)	(61,064)
	(397,148)	(420,146)	(463,095)
Cost of equipment
Inventory balance at the beginning of the year	(87,371)	(57,383)	(55,398)
Plus:
Purchases	(252,909)	(355,433)	(312,085)
Others	16,732	30,425	24,423
Less:
Inventory balance at the end of the year	83,215	87,371	57,383
	(240,333)	(295,020)	(285,677)
Other operating expenses	Profit (loss)
Legal Claims and contingent liabilities	(21,971)	(57,247)	(98,358)
Rentals and internet capacity	(35,548)	(31,970)	(34,408)
Energy, water and other services	(127,751)	(103,267)	(109,235)
Postage, freight and travel expenses	(35,432)	(40,116)	(42,445)
Other	(24,269)	(19,824)	(17,004)
	(244,971)	(252,424)	(301,450)
Depreciation, amortization and impairment of Fixed Assets
Depreciation of PP&E	(1,217,258)	(1,446,267)	(1,644,158)
Amortization of intangible assets	(141,799)	(233,482)	(236,953)
Amortization of Rights of use assets	(241,685)	(190,450)	(179,884)
Impairment of Fixed Assets (*)	1,348	(833)	(2,035,760)
	(1,599,394)	(1,871,032)	(4,096,755)

(*)In 2022 includes $(2,017,275) million corresponding to the impairment of goodwill of the CGU Telecom.

Operating expenses, disclosed per function are as follows:

	Operating	Administration	Commercialization	Other	Total	Total	Total
Concept	costs	costs	costs	expenses	12.31.2024	12.31.2023	12.31.2022
Employee benefit expenses and severance payments	(670,974)	(259,285)	(318,374)	—	(1,248,633)	(1,366,399)	(1,510,799)
Interconnection costs and other telecommunication charges	(144,560)	—	—	—	(144,560)	(161,465)	(185,725)
Fees for services, maintenance, materials and supplies	(267,110)	(141,545)	(262,715)	—	(671,370)	(687,145)	(731,612)
Taxes and fees with the Regulatory Authority	(391,618)	(3,364)	(2,166)	—	(397,148)	(420,146)	(463,095)
Commissions and advertising	—	—	(283,237)	—	(283,237)	(320,316)	(365,292)
Cost of equipment	(240,333)	—	—	—	(240,333)	(295,020)	(285,677)
Programming and content costs	(291,518)	—	—	—	(291,518)	(308,550)	(378,320)
Bad debt expenses	—	—	(103,936)	—	(103,936)	(118,595)	(151,704)
Other operating expenses	(162,132)	(42,637)	(40,202)	—	(244,971)	(252,424)	(301,450)
Depreciation, amortization and impairment of Fixed Assets	(1,289,238)	(206,297)	(105,207)	1,348	(1,599,394)	(1,871,032)	(4,096,755)
Total as of 12.31.2024	(3,457,483)	(653,128)	(1,115,837)	1,348	(5,225,100)
Total as of 12.31.2023	(3,828,063)	(707,681)	(1,264,515)	(833)		(5,801,092)
Total as of 12.31.2022	(4,218,039)	(794,464)	(1,422,166)	(2,035,760)			(8,470,429)

Other leases

Future minimum lease payments of non-cancellable other lease agreements of Telecom and its subsidiaries as of December 31, 2024, 2023 and 2022 in currency on the transaction date are as follows:

TELECOM ARGENTINA S.A.

	Less than		More than 5
	1 year	1‑5 years	years	Total
2024	7,706	11,471	6,230	25,407
2023	4,688	10,246	3,938	18,872
2022	5,399	1,100	—	6,499

Further information is provided in Note 3.k).

NOTE 25 – FINANCIAL RESULTS, NET

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Interests on borrowings	(161,173)	(155,316)	(123,660)
Remeasurement in borrowings (*)	(125,293)	132,257	14,342
Foreign currency exchange gains on borrowings	2,058,562	(1,659,523)	355,660
Borrowings renegotiation results	2,645	(2,122)	(332)
Repurchase Notes	561	—	—
Total financial results from borrowings	1,775,302	(1,684,704)	246,010

(*)Related to Notes issued in UVA

	Years ended December 31,
	2024	2023	2022

	Profit (loss)
Fair value gains/(losses) on financial assets at fair value through profit or loss	(55,373)	170,840	(104,901)
Other foreign currency exchange gains (losses)	228,856	(158,789)	3,108
Other interests, net	29,635	40,982	16,004
Other taxes and bank expenses	(142,256)	(67,295)	(57,566)
Financial expenses on pension benefits	(8,216)	(4,930)	(3,365)
Financial discounts on assets, debts and others	(33,693)	(19,328)	(26,392)
RECPAM	157,621	498,845	439,718
Total other financial results, net	176,574	460,325	266,606
Total financial results, net	1,951,876	(1,224,379)	512,616

NOTE 26 – FINANCIAL RISK MANAGEMENT

Financial risk factors

Telecom and its subsidiaries are exposed to the following financial risks in the ordinary course of its business operations:

●	Market risk: stemming from change in exchange rates, market prices and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
●	Credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart regarding the operations of Telecom;
●	Liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

●	The definition of guidelines for directing operations;
●	The activity of the Board of Directors and Management which monitors the level of exposure to mentioned risks consistently with prefixed general objectives;
●	The identification of the most suitable financial instruments, to reach prefixed objectives;
●	The monitoring of the results achieved.

This sensitivity analysis provides only a limited point of view of the sensitivity to market risk of certain financial instruments. The actual impact of changes in financial instruments may differ significantly from this estimate.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom are described below.

TELECOM ARGENTINA S.A.

Market risk

Foreign exchange risk

One of the main Telecom’s market risks is its exposure to changes in foreign currency exchange rates in the markets in which it operates.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes.

Telecom has great part of its commercial and financial debt denominated in US$ and other currencies, unlike the Company’s sales revenue, which is mainly generated in Argentine pesos. Additionally, Telecom and its subsidiaries hold cash and cash equivalents, largely denominated in foreign currencies, which contributes to reducing the exposure of commercial and financial obligations in foreign currencies.

The financial risk management policies of Telecom are directed towards diversifying the acquisition of goods and services in the functional currency and using selected DFI to mitigate long-term positions in foreign currency.

The appreciation of the US dollar against the Argentine peso in recent years has had and continues to have a negative impact on the payment and revaluation of debts denominated in foreign currency and may have a negative effect on our financial position and results of operations. This impact negatively affects the Company since we depend mainly on the domestic market with revenues usually collected in Argentine pesos.

Although in 2024 the Argentine peso continued to depreciate against the US dollar, with an annual devaluation of 27.7% per year, it should be noted that the rate of devaluation was lower than inflation of the Argentine peso (which amounted to 117.8%).

As a result of the increased volatility of the Argentine peso over the past few years, the Central Bank of Argentina (BCRA) has implemented various measures to stabilize its value, including, among others, exchange restrictions for access to the Argentine Single and Free Exchange Market (MULC, for its Spanish acronym), which led to an increase in overdue commercial debts as of December 31, 2023.

Due to rising commercial debts, the BCRA offered bonds denominated in US dollars (BOPREAL, for its Spanish acronym), which could only be subscribed by importers with overdue debts for goods that had cleared customs and/or services that had been effectively rendered up until December 12, 2023. It is noteworthy that during January and February 2024, the Company and certain subsidiaries acquired BOPREAL bonds and used them to settle the foreign currency commercial debt held by the Company.

Any further depreciation and/or inability of the Company to acquire foreign currency could have an adverse effect on the financial position, the ability to meet obligations denominated in foreign currency, and the possibility to pay dividends or make payments (of principal or interest) on the Company’s borrowings.

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of December 31, 2024 and 2023, are the following:

	2024	2023
	In equivalent millions of Argentine pesos
Assets	433,555	475,366
Liabilities	(3,205,208)	(5,981,892)
Liabilities Net	(2,771,653)	(5,506,526)

Sensitivity analysis

As of December 31,2024, which is a not hedged net liability position in foreign currency of US$2,201 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $554,331 million of the consolidated financial position in foreign currency.

As of December 31, 2023, which was a not hedged net liability position in foreign currency of US$2,564 million, Management estimates that an increase in the U.S. dollar exchange rate of approximately 20%, would result in a variation of approximately $1,101,305 million of the consolidated financial position in foreign currency.

TELECOM ARGENTINA S.A.

Interest rate risk

Within its borrowings structure, Telecom and its subsidiaries have negotiable obligations, bank loans and loans from other financial entities denominated in pesos, dollars, RMB and guaraníes at fixed and variable rates and current account advances denominated in pesos in the short term and at rates renegotiable upon maturity, and are therefore exposed to the risk of interest rate fluctuations, mainly through the fluctuation of the SOF variable rate.

The proportion of fixed-rate and variable-rate borrowings as of December 31, 2024 and 2023 is detailed below:

	2024		2023
	$	%	$	%
Fixed rate	3,173,840	90%	4,254,844	75%
Variable rate	336,346	10%	1,397,256	25%
Total borrowings (*)	3,510,186	100%	5,652,100	100%

(*)includes capital and interest.

The Company manages its exposure to interest rate variation risk, optimizing the type of financing with the aim of improving terms and reducing its financial costs with improvements in interest rates. It also has used different hedging DFIs which convert variable rates into fixed rates. For more information on the DFIs held by the Company, see Note 22.

For more information about borrowings see Note 13.

Sensitivity analysis

As of December 31, 2024, Management believes that any variation of 100 bps in the agreed interest rates would result in $3,363 million gain / loss. As of December 31, 2023, Management believes that any variation of 100 bps in the agreed interest rates would result in $13,973 million gain / loss.

Price Risk

Telecom’s investments in financial assets at fair value through profit or loss are susceptible to the risk of changes in market prices arising from fluctuations in the future value of these assets. The Company conducts an ongoing monitoring of the evolution of these assets’ prices.

As of December 31, 2024 and 2023, the total value of investments with changes in fair value recognized in net income amounted to $15,797 million and $297,094 million, respectively.

Sensitivity Analysis

Management estimates that any 10% variation in the market price would result in $1,580 million and $29,709 million gain / loss as of December 31, 2024 and 2023, respectively.

Credit risk

Credit risk represents Telecom’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors that could affect to our debtors.

Credit risk arises from cash and cash equivalents as well as credit exposures to customers, including outstanding receivables and committed transactions.

Telecom’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated statement of financial position.

	Cash and cash		Trade	Other	Total as of
Date due	equivalents	Investments	receivables, net	receivables, net	December 31, 2024
Total due	—	—	135,702	1,295	136,997
Total not due	388,241	40,961	225,835	22,945	677,982
Total as of December 31, 2024	388,241	40,961	361,537	24,240	814,979

TELECOM ARGENTINA S.A.

	Cash and cash		Trade	Other	Total as of
Date due	equivalents	Investments	receivables, net	receivables, net	December 31, 2023
Total due	—	—	215,044	4,027	219,071
Total not due	424,356	329,258	138,519	58,682	950,815
Total as of December 31, 2023	424,356	329,258	353,563	62,709	1,169,886

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Company); and (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, expected credit losses, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $135,702 million and $215,044 million as of December 31, 2024 and 2023, respectively.

Regarding the credit risk relating to the asset included in the “Net borrowings or asset”, it should be noted that Telecom evaluates the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty.

In order to minimize credit risk, Telecom also pursues a diversification policy for its investments of liquidity with leading high-credit-quality banking and financial institutions and generally for short-term periods. Consequently, there are no significant positions with any one single counterpart.

Telecom serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, Telecom’s account receivables are not subject to significant concentration of credit risk.

Liquidity risk

Liquidity risk represents the risk that Telecom and its subsidiaries have no funds to accomplish its obligations of any nature (labor, commercial, fiscal and financial, among others).

Telecom has an excellent credit rating and has several financing sources and several offers from first-class institutions to diversify its current funding structure, which includes accessing to capital market and obtaining competitive bank loans in what relates to terms and financial costs, in all cases, both at the domestic and international level, with the objective of covering its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings. For further information on bank loans agreements, bank loans payments and bank loans restructured, see Note 13.

The Company’s management evaluates the national and international macroeconomic context (including regulatory restrictions and foreign exchange restrictions) to take advantage of market opportunities to presser the financial health for the benefit of its investors.

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Trade		Leases	Other	Total as of
Maturity Date	payables	Borrowings	liabilities	liabilities	December 31, 2024
Due	28,055	—	—	—	28,055
January 2025 thru December 2025	514,312	1,311,431	94,803	17,281	1,937,827
January 2026 thru December 2026	14,238	815,817	61,822	4,093	895,970
January 2027 thru December 2027	5,638	457,653	47,070	—	510,361
January 2028 and thereafter	219	1,565,363	93,403	—	1,658,985
	562,462	4,150,264	297,098	21,374	5,031,198

	Trade		Leases	Other	Total as of
Maturity Date	payables	Borrowings	liabilities	liabilities	December 31, 2023
Due	317,117	—	—	—	317,117
January 2024 thru December 2024	630,678	1,557,039	83,759	28,625	2,300,101
January 2025 thru December 2025	1,294	1,887,227	66,287	6,642	1,961,450
January 2026 thru December 2026	390	1,742,225	34,748	6,157	1,783,520
January 2027 and thereafter	743	1,033,174	75,868	909	1,110,694
	950,222	6,219,665	260,662	42,333	7,472,882

On the other hand, it should be noted that, Telecom and its subsidiaries have a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E) for longer terms than those it provides to its customers.

TELECOM ARGENTINA S.A.

The Management uses the metrics a) working capital and b) liquidity rate to measure its short-term financial health and operational efficiency and assessing the Company’s ability to manage its liquidity and sustain their operational activities.

Working capital and liquidity risk as of December 31, 2024 and 2023 are detailed below:

	2024	2023	Variation
Trade receivables	361,010	352,894	8,116
Other receivables	54,586	86,292	(31,706)
Inventories	73,721	83,741	(10,020)
Current liabilities (not considering borrowings)	(1,080,218)	(1,442,832)	362,614
Negative operative working capital	(590,901)	(919,905)	329,004
Over revenues	11.71%	16.82%

Cash and cash equivalents	388,241	424,356	(36,115)
Other receivables	—	4,115	(4,115)
Investments	40,961	329,258	(288,297)
Current borrowings	(1,308,379)	(1,496,584)	188,205
Net Current financial (liability) asset	(879,177)	(738,855)	(140,322)

Assets classified as held for sale	2,153	—	2,153

Negative working capital (current assets – current liabilities)	(1,467,925)	(1,658,760)	190,835
Liquidity rate	0.38	0.44	(0.06)

During 2024, Telecom obtained funds from the financial market to refinance part of its borrowings in order to optimize its term, rate and structure, see Note 13 for more information. Telecom will continue with its strategy of refinancing its borrowings in order to extend the contractual terms, as well as to obtain lower financing costs, with the aim of being able to cover its negative working capital.

Capital management

The primary objective of Telecom’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

Telecom manages its capital structure and makes adjustments considering the business evolution and changes in the macroeconomic conditions.

To maintain or adjust the capital structure, the company may adjust the dividend payment to shareholders and the level of indebtedness.

The Company does not have to comply with regulatory capital adequacy requirements.

The issues related to financial debt ratios see Note 13.

NOTE 27 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)  Controlling Company

CVH is the controlling company of Telecom Argentina, holding 28.16% of the capital stock of the Company. Additionally, both CVH and FTL, contributed to the Voting Trust (the Voting Trust Agreement was formalized on April 15, 2019), in accordance with the Shareholders´ Agreement, shares representing 10.92% of the capital of the Company so the shares subject to such agreement represent 21.84% of the total capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement dated July 7, 2017.

TELECOM ARGENTINA S.A.

b)  Balances with Related parties
●	Associates and Joint venture

CURRENT ASSETS	Kind of related party	As of December 31,
Trade receivables		2024	2023
Ver TV	Associate	—	27
OPH	Joint venture	56	71
		56	98
Other receivables
La Capital Cable	Associate	—	557
Ver TV	Associate	—	5
		—	562
CURRENT LIABILITIES
Trade payables
La Capital Cable	Associate	252	9
TSMA	Associate	—	2
OPH	Joint venture	581	2,844
		833	2,855
Other liabilities
OPH	Joint venture	3,672	6,263
		3,672	6,263
NON - CURRENT LIABILITIES
Other liabilities
OPH	Joint venture	3,361	10,978
		3,361	10,978

●Other related parties

CURRENT ASSETS	As of December 31,
Trade receivables	2024	2023
Other related parties	2,287	1,742
	2,287	1,742
Other receivables
Other related parties	773	11
	773	11
CURRENT LIABILITIES
Trade payables
Other Related parties	14,812	12,183
	14,812	12,183

c)  Transactions with Related parties

●Associates and Joint venture

	Transaction	Kind of related party	Years ended December 31,
			2024	2023	2022

			Profit (loss)
			Revenues
La Capital Cable	Services revenues and other revenues	Associate	161	271	579
Ver TV	Services revenues and other revenues	Associate	65	88	—
OPH	Services revenues and other revenues	Joint venture	410	223	—
			636	582	579
			Operating costs
La Capital Cable	Fees for services	Associate	(2,170)	(2,311)	(1,471)
OPH	Fees for services	Joint venture	(1,090)	—	—
			(3,260)	(2,311)	(1,471)

TELECOM ARGENTINA S.A.

●	Other Related parties

	Transaction	Years ended December 31,
		2024	2023	2022

		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	7,031	5,243	4,111
		7,031	5,243	4,111
		Operating costs
Other Related parties	Programming costs	(49,593)	(47,231)	(57,706)
Other Related parties	Editing and distribution of magazines	(5,023)	(7,242)	(10,215)
Other Related parties	Advisory services	(10,663)	(6,125)	(7,378)
Other Related parties	Advertising purchases	(2,883)	(3,888)	(5,997)
Other Related parties	Other purchases and commissions	(7,586)	(2,972)	(2,539)
		(75,748)	(67,458)	(83,835)

The transactions discussed above were made on an arm’s length transaction basis.When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No, 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

d)  Key Managers

Compensation for Directors for technical-administrative functions and Key Managers includes fixed and variable compensation, retention plans, social security contribution, and, in some cases, accrued severance compensation. Compensation for Directors and Key Managers of Telecom Argentina for the years ended December 31, 2024, 2023 and 2022 amounted to $17,266 million, $5,898 million and $2,775 million, respectively (in currency of the transaction date), and were recorded as expenses under the line item “Employee benefits expenses and severance payments”. As of December 31, 2024, an amount of $9,640 million remained unpaid.

Telecom Argentina has recorded fees of its Board of Directors’ members of $3,224 million, $765 million and $435 million for the year ended December 31, 2024, 2023 and 2022, respectively (in currency of the transaction date). As of December 31, 2024, there are no unpaid balances.

The members and alternate members of the Board of Directors do not hold executive positions in the Company or Company’s subsidiaries.

NOTE 28 – BUSINESS ACQUISITION

The main acquisitions in 2024 are detailed below:

1.)  TSMA

On September 14, 2024, the Company signed a share exchange and transfer agreement with EHM, controlling Company of TSMA and Ver TV, companies that provide TIC internet Access and TV services in some cities along the Province of Buenos Aires.

After said share exchange and transfer, Telecom Argentina holds 100% of its current subsidiary TSMA (previous direct/indirect interest in capital stock and votes was 50.1%), and EHM holds 100% of Ver TV, in which Telecom Argentina had a 49%. Additionally, to the share exchange, the Company received US$5.5 million (US$ 2.5 million upon signing the agreement and US$ 3 million payable in seven semi - annual installments) for the transfer of shares. As of December 31, 2024, the Company has an outstanding receivable of $4,264 million, within Other current receivables ($1,316 million) and non-current ($2,948 million), respectively.

The Company, applying the guidelines of IFRS 3 (for a business combination in stages and the determination of the consideration transferred of non-monetary assets), has determined the fair value of the interest it held immediately before the exchange of shares. For this transaction, the Company recognized a loss of $4,535 million, included in “Earnings (losses) from associates and joint ventures” line of the income statement.

The Company’s management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) of TSMA at the acquisition date, plus the compensation received of US$5.5 million and from the comparison with the consideration paid (interest in Ver TV) has determined a goodwill.

TELECOM ARGENTINA S.A.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exchange of interest:

	(In current at the	(In current currency as
Purchase consideration	acquisition date)	of September 30, 2025)
Fair value of the interest in Ver TV	13,580	18,513
Compensation receivable	(3,435)	(4,683)
Compensation collect in cash	(2,862)	(3,902)
Total	7,283	9,928

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current at	(In current currency as
	the acquisition date)	of September 30, 2025)
Cash and cash equivalents	43	59
Investment	3,364	4,586
Trade receivables	635	866
PP&E (1)	9,223	12,571
Intangible asset (2)	1,392	1,898
Trade payables	(1,242)	1,694
Other assets / liabilities, net	(3,224)	(4,393)
Net identifiable assets acquired	10,191	13,893
Less: Fair value of previous interest in TSMA (50.1%)	(7,312)	(9,968)
Add: goodwill	4,404	6,003
Total	7,283	9,928

(1)	PP&E: For the determination of fair values, the following approaches were used: a) the market approach (comparative sales) for real estate and vehicles (fixed assets that have a second-hand market) and b) the cost approach (replacement cost new of the identified assets adjusted for physical deterioration, functional and economic obsolescence) for the rest of the fixed assets.
(2)	Correspond to the Customer relationship, for the determination of fair values, were used the income approach (discounted cash flow method).

Revenue and profit contribution

The acquired business contributed revenues of $8,791 million and net income of $404 million for the period from September 1, 2024 to December 31, 2024.

2)  Naperville and Saturn

On October 8, 2023, our subsidiary Televisión Dirigida entered into two call option agreements with the shareholder of Naperville and Saturn (companies incorporated in the state of Delaware, USA), for 100% of their equity interests and voting rights. These companies have a shareholding that represents approximately 76.63% and 23.37%, respectively, of the share capital and voting rights of Manda S.A., which in turn is the sole shareholder and owns 100% of RISSAU’s share capital and votes, an operating company whose main activity is the installation and operation of broadcasting services.

Additionally, Televisión Dirigida entered into one call option agreement with the minority shareholders of Manda S.A for 100% of their equity interests and voting rights in such company, which represent 0.007%.

The agreed prices amount to an aggregate of approximately US$42 million, of which Televisión Dirigida paid an option premium of US$5 million ($1,750 million stated at the exchange rate prevailing on the transaction date).

2.1)  Exercise call option Naperville

On May 20, 2024, the subsidiary Televisión Dirigida partially exercised the call option to purchase 51% of Naperville.

The transaction price amounted to US$ 16.4 million ($14,583 million stated at the exchange rate prevailing on the transaction date), which shall be settled as follows: a) US$ 3.8 million, $ 3,403 million stated at the exchange rate prevailing on the transaction date has been paid as an option premium on the date of execution of the Option Agreement dated October 4, 2023, b) US$ 12.6 million for the partial acquisition of 51%, of which US$ 6 million -$ 5,333 million stated at the exchange rate prevailing on the transaction date- was paid within 48 hours of signing date, and US$ 6.6 million -$5,847 million stated at the exchange rate prevailing on the transaction date- cancelled on July 31, 2024.

Additionally, on the same day, Televisión Dirigida also exercised the call option for US$ 3,108 to purchase all the shares held by minority shareholders in Manda, which represent 0.007% of the capital stock and votes of said company.

TELECOM ARGENTINA S.A.

The Company’s management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) at the acquisition date, and from the comparison with the consideration paid has determined a goodwill.

Details of the purchase consideration, the estimated net assets acquired and the goodwill resulting from the exercise of the call option for 51% of Naperville:

	(In current at	(In current currency as
Purchase consideration	the acquisition date)	of September 30, 2025)
Call option	3,403	5,479
Cash Paid	11,180	17,995
Total	14,583	23,474

The assets and liabilities in millions recognized as a result of the acquisition are as follows:

	(In current at	(In current currency as
	the acquisition date)	of September 30, 2025)
Cash and cash equivalents	642	1,033
Investment	1,613	2,597
Trade receivables	420	676
PP&E (1)	2,019	3,248
Intangible assets (2)	1,643	2,645
Trade payables	(1,343)	(2,161)
Other assets / liabilities, net	(2,706)	(4,266)
Net identifiable assets acquired	2,288	3,772
Less: non-controlling interests	(1,394)	(2,297)
Add: goodwill	13,689	21,999
Net assets acquired	14,583	23,474

(1)	PP&E: For the determination of fair values, were used the cost approach (replacement cost new of the identified assets adjusted for physical deterioration, functional and economic obsolescence).
(2)	Correspond to the Customer relationship, for the determination of fair values, the income approach (discounted cash flow method).

Revenue and profit contribution

The acquired business contributed revenues of $8,966 million and net income of $3,752 million for the period from May 1, 2024 to December 31, 2024.

2.2) Transaction non-controlling interest

On July 17, 2024, Televisión Dirigida exercised the call option to purchase the remaining shares, accounting for 49% of Naperville for US$ 15.8 million.

Also, on that same day, the Company exercised the call option to purchase 100% of Saturn for US$9.8 million (including US$1.2 million of a premium for the Saturn call option, which the Company retained, to be deducted from said price).

After these acquisitions, Televisión Dirigida holds 100% ownership of Naperville, Saturn, Manda, and RISSAU as of December 31, 2024.

As of December 31, 2024, Televisión Dirigida paid 100% of the amounts established for both acquisitions.

This operation represents a transaction between controlling and non-controlling shareholders in the consolidated financial statements. Therefore, the Company recorded a $3,035 million adjustment to the non-controlling interest balance as of December 31, 2024 and the difference arising from the total purchase price of $32,080 million was recorded in “Other comprehensive income” under Equity attributable to controlling shareholders as of that date, as provided under IFRS 10.

TELECOM ARGENTINA S.A.

NOTE 29 – SUBSEQUENT EVENTS

On February 24, 2025, the Company acquired 86,460,983,849 ordinary shares of Telefónica Móviles Argentina S.A., representing 99.999625% of its capital. Telefónica Móviles Argentina S.A. is a company incorporated in the Argentine Republic, and provides mobile and fixed telephony, fixed broadband and video services nationwide in Argentina.

The total consideration involved in this transaction was US$1,245 million which has been settled as follows: a) assuming a debt that the selling party had with TMA for US$126 million; and b) the outstanding amount of US$1,119 million in cash which was financed through two loans:

●	A Syndicated Loan granted by Banco Bilbao Vizcaya Argentaria S.A., Deutsche Bank Ag, London Branch and Banco Santander, S.A. for an amount of US$970 million for a period of 48 months with 100% payment of the principal at maturity. The principal paid accrues interest at a quarterly SOFR plus a margin that is initially set at 4.5%, gradually increasing to 7% over the life of the loan; and
●	A Bilateral Loan granted by Industrial and Commercial Bank of China (Argentina) S.A.U. for an amount of US$200 million for a period of 60 months, with a 36-month grace period and a semi-annual amortization schedule that begins after such period. The principal accrues interest at a quarterly SOFR plus a margin of 4 percentage points.

These loans establish, among other provisions, the obligation to comply with the financial ratios i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements.

This transaction qualifies as a permitted acquisition under the original loan agreements mentioned in Note 13.c). As of the acquisition date, the Company has calculated and reported to banks the ratios EBITDA/Interest Net ratio and Net Debt/EBITDA ratio on an actual and pro forma basis according to the methodology established in such agreements for these transactions, complying with the established limits (less than 2.5 and higher than 3.00, respectively), and also complying with the rest of the covenants established in the original loan contracts.

Certain disclosures such as the fair value of the identifiable net assets and the expected goodwill, among others, cannot be made given the proximity of the acquisition to the date of issuance of these Consolidated Financial Statements and, consequently, the Company has not completed the analysis required by IFRS 3.

The transaction was duly notified to the CNV and will be notified to the CNDC and ENACOM in order to submit the acquisition to the review of these Authorities.

Carlos Moltini
Chairman of the Board of Directors

RECAST OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In millions of Argentine pesos in current currency as of September 30, 2025, except per share data in Argentine pesos in current currency, or as expressly indicated)

You should read the following discussion in conjunction with the rest of the 2024 20-F, in particular, the sections “Presentation of Financial Information” and “Item 4 —Information on the Company” included therein, as well as the Recast Annual Consolidated Financial Statements, including the notes to those financial statements, which appear elsewhere in this Form 6-K. Our Recast Annual Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The following discussion and analysis are presented by the Management of our company and provide a view of our financial condition, operating performance and prospects from Management’s perspective. The strategies and expectations referred to in this discussion are considered forward-looking statements and may be strongly influenced or changed by shifts in market conditions, new initiatives that we implement and other factors. Since much of this discussion is forward-looking, you are urged to review carefully the factors referenced elsewhere in the 2024 20-F that may have a significant influence on the outcome of such forward-looking statements. We cannot provide assurance that the strategies and expectations referred to in this discussion will come to fruition. Forward-looking statements are based on current plans, estimates and projections, and therefore, you should not rely solely on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statements in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. Please refer to “Trend Information” below and “Forward-Looking Statements” and “Item 3—Key Information—Risk Factors” in the 2024 20-F for descriptions of some of the factors relevant to this discussion and other forward-looking statements.

Management Overview

At Telecom, we operate with a global vision, integrating sustainability into every aspect of our business. We recognize the role of technology in addressing social and environmental demands, and this perspective continues to shape our strategic direction.

We continue to advance our business strategy by focusing on the digital transformation of society and strengthening our position as a tech company in the region. This is reflected in the ecosystem of digital products, services, and solutions we provide to individuals, households, businesses, institutions, and governments.

Our commitment to digitalization drives continuous innovation. We have adopted agile, collaborative, and efficient methodologies to enhance our operations and strengthen our workforce. More than 19,900 individuals drive our transformation; their talent and commitment fill us with immense pride.

This year, we extended beyond connectivity by enhancing our digital solutions in areas such as Fintech Services, cybersecurity, entertainment, IoT, and smarthome solutions, under our brands Personal, Flow, and Telecom, as well as Personal Pay, which has continued to establish its presence in the competitive digital wallet market.

We also launched OpenXpand, a digital platform designed to facilitate the adoption of Open Gateway in Latin America. This initiative reinforces our position as a regional technology leader, by offering scalable, secure, and fully digital solutions for operators and developers, consolidating our leadership and strengthening our value proposition.

We continue to strengthen Argentina’s first 5G network, with more than 260 sites across Argentina’s major cities, led by Personal 5G. This progress not only strengthens our connectivity infrastructure but also underscores our commitment to the digital development of the country and its future opportunities.

We continue to advance in sustainability initiatives, integrating digitalization into our ESG practices. Through free programs connecting education with technology, we promote digital inclusion and aim to expand access to digital tools to improve quality of life.

In line with our environmental commitments, we have defined a roadmap to achieve carbon neutrality by 2050. Energy efficiency, present in the use of technologies such as cloudification, virtualization, Gen AI and automation, and the increase in the use of renewable energies, are some of the practices we develop, in addition to advances in the circular economy and cleantech solutions.

One of the highlights of 2024 was the 30th anniversary of Telecom’s listing on the NYSE. As the only Argentine tech company with three decades of uninterrupted presence in this market, we reaffirm our financial strength and strategic vision, transitioning from a traditional telecommunications provider to a regional digital company.

Nonetheless, 2024 presented significant challenges, particularly in terms of financial sustainability. During the year, we issued Notes for US$1,007 million, including the issuance of Class 21 Notes for US$817 million, which allowed us to repay part of our bank loans, improving financing costs and terms. See “—Liquidity and Capital Resources—Sources and Uses of Funds.” This was made possible by the confidence of both domestic and international markets in our financial position and business strategy. Additionally, during 2024, we distributed non-cash dividends for an aggregate of P$115,725 million (P$ 144,962 million in current currency as of September 30, 2025).

We remain confident in Argentina’s potential economic recovery and emphasize the need for regulatory and tax incentives to promote investment in the ICT industry.

Our achievements would not be possible without the support of our customers, who choose us every day. We deeply thank them and renew our commitment to continue delivering high-quality services, products, and solutions that enhance their digital experience.

Consolidated revenues in 2024 amounted to P$5,046,460 million as compared to P$5,468,921 million in 2023 and P$ 6,030,998 million in 2022. The decrease of P$422,461 million in 2024 (a 7.7% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 117.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices. The decrease of P$562,077 million in 2023 (a 9.3% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Net income in 2024 amounted to P$1,260,213 million as compared to a net loss of P$663,161 million and a net loss of P$1,700,829 million in 2023 and 2022, respectively. Net income for 2024 increased by P$1,923,374 million as compared to 2023.

For a detailed analysis of our results of operations for fiscal year 2024, see “—Years ended December 31, 2024, 2023 and 2022” below. For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors” and “—Years ended December 31, 2024, 2023 and 2022—Factors Affecting Results of Operations” and “—Trend Information” below.

Non-IFRS Accounting Standards Measures

The following discussion and analysis summarizes relevant measures of results of operations presenting items by nature. The Company believes that the presentation of the measures “Adjusted EBITDA”, “Operating Working Capital”, “Net Current Financial Liability” and “Working Capital” provide investors and financial analysts with appropriate information that is relevant to understanding the Company’s past and present performance and liquidity as well as our projections of future performance and liquidity. Moreover, Adjusted EBITDA is one of the key performance measures used by Management for monitoring the Company’s profitability and financial position, at consolidated levels. For more information on the use of Adjusted EBITDA and reconciliation of net income/(loss) to Adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA.” Also, for more information on the use of Operating Working Capital, Net Current Financial Liability and Working Capital and reconciliation of these measures, see “—Liquidity and Capital Resources—Liquidity—Working Capital.”

Years ended December 31, 2024, 2023 and 2022

For purposes of these sections, the fiscal years ended December 31, 2024, 2023 and 2022 are referred to as “2024,” “2023” and “2022,” respectively.

Our results of operations are determined in accordance with IFRS Accounting Standards as issued by the IASB. Telecom provides customers with a broad range of telecommunication services. To fulfill its purpose, Telecom conducts different activities distributed among the companies in the Group. For further information about our main products and services, see “Item 4—The Business—Main Products and Services”.

Factors Affecting Results of Operations

Described below are certain factors that may be helpful in understanding our operating results. These factors are based on the information currently available to our Management and may not represent all the factors that are relevant to an understanding of our current or future results of operations. See also “Item 3—Key Information—Risk Factors”. Additional information regarding trends expected to influence our results of operations is analyzed below under “Trend Information”.

The Argentine Economy

Although a significant portion of our financial liabilities are denominated in foreign currencies, a substantial majority of our assets, operations and customers are located in Argentina. Accordingly, our financial condition, results of operations and cash flows depend to a significant extent on economic and political conditions prevailing in Argentina. The Argentine government has exercised and continues to exercise significant influence over many aspects of the Argentine economy. Accordingly, Argentine governmental actions concerning the economy could significantly affect private sector entities in general and our operations in particular, as well as affect market conditions, prices and returns on Argentine securities, including our outstanding securities and our shares. Our operating results, financial condition and cash flows have been and will be affected by fluctuations in the Argentine economy. For more information on these macroeconomic and political conditions, see “Item 3—Key Information—Risk Factors—Risks Relating to Argentina”.

During 2021, the economy started to recover and experienced a growth of approximately 10.3% as compared to 2020.

Since 2022, the global economy has tended to decelerate. With core inflation persisting in many advanced economies and easing in many emerging ones, central banks in the former maintained or even raised benchmark interest rates, while those in the latter began to reduce them, especially in Latin America. This impacted capital flows to emerging economies, which lost momentum.

Economic activity in Argentina contracted throughout 2024. The GDP decreased by 5.2% in the first quarter, 1.7% in the second quarter, and 2.1% in the third quarter of 2024, compared to the same quarters of previous years.

In 2024, public spending declined significantly compared to 2023. According to the latest GDP estimates, it was recorded a primary surplus of 1.8% of GDP and a financial surplus of 0.3% of GDP. This fiscal surplus resulted from measures implemented by the new administration to streamline public sector accounts, reduce monetary issuance, and lower inflation. As of December 31, 2024, the Argentine Peso depreciated by 27.7% against the U.S. dollar compared to December 31, 2023, while inflation reached 117.8%.

In 2024, the trade balance recorded a surplus of US$18,899 million. Argentina’s exports totaled US$79,721 million, reflecting a 19.4% increase, while imports amounted to US$60,822 million, representing a 17.5% decrease.

Regarding external debt, following the restructuring of Argentina’s foreign-currency denominated debt in 2020 (including foreign-law governed debt and bonds governed by Argentine law), the Argentine government reached an agreement with the IMF on a new program. On January 28, 2022, the IMF and the Argentine government reached an understanding on certain key policies as part of their ongoing discussions on an IMF-supported program. On March 4, 2022, the Argentine government reached a staff-level agreement with the IMF and a bill was sent to the Argentine Congress. During March 2022, the Senate approved the agreement between Argentina and the IMF. As of June 13, 2024, the IMF Executive Board and the Argentine authorities reached a staff-level agreement on the first to the eighth reviews under the extended fund facility arrangement. The decision of the Executive Board enables disbursements to support the significant efforts of the new Milei administration to restore macroeconomic stability. As of December 31, 2024, Argentina’s country risk stood at 635 points.

Effect of Inflation

Pursuant to IAS 29, the financial statements of entities whose functional currency is that of a hyperinflationary economy must be restated. IAS 29 does not prescribe when hyperinflation arises but includes several factors of hyperinflation. Since July 1, 2018, Argentina has been categorized as a hyperinflationary country, since certain macroeconomic indicators and events during 2018 evidenced that the qualitative and quantitative factors identified in IAS 29 (the quantitative factor being when the country’s projected three-year cumulative inflation rate exceeds 100%) were satisfied. Therefore, we have recast our Consolidated Financial Statements and the financial information in current Argentine Pesos as of September 30, 2025, for all the periods reported herein based on certain price indexes to consider the effect of inflation in Argentina. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Inflation is high and could accelerate further, causing adverse effects on the economy and negatively impacting Telecom’s margins and/or ratios,” in the 2024 20-F, and Note 1.e) to our Recast Annual Consolidated Financial Statements.

The CPI index has registered an increase of 117.8%, 211.4% and 94.8% on a year-over-year comparison for 2024, 2023 and 2022, respectively and an increase of 22.0% for the nine-month period ended September 30, 2025. See Note 1.a) and e) to our Recast Annual Consolidated Financial Statements.

The financial information issued for comparative purposes must also be presented in the current currency as of December 31, 2024 and must be restated using the index of the current year and then recast in current currency as of September 30, 2025.

As a result of applying the comprehensive inflation restatement, the Company will record an increase in the value of non-monetary items, such as Fixed Assets with an impact on deferred taxes and an increase in the Company’s equity, including shareholders’ contributions.

Income Tax Inflation Adjustment

In accordance with the provisions of the regulations in force in the Income Tax Law, the Company applies the income tax inflation adjustment set out in Title VI of the income tax law since fiscal year 2019, as that is the year the variation of the required CPI was verified.

On December 1, 2022, Law No. 27,701 was enacted, which provided that taxpayers who determine a positive inflation adjustment in the first and second fiscal years beginning on January 1, 2022, may allocate one-third in that fiscal period and the remaining two-thirds in equal parts to the two immediately following fiscal periods. Said computation will proceed for those subjects who make investments in the purchase, construction, manufacture, elaboration or import of Fixed Assets (except automobiles) during each of the two immediate fiscal periods following the computation of the first third, for an amount greater than or equal to P$30 billion. As the Company has invested over P$30 billion per year in 2023 and 2024 and plans to continue doing so in 2025, it has determined the tax inflation adjustment as of December 31, 2022 and 2023 by imputation, as provided for in Law No. 27,701.

Additionally, the update of the cost of several assets in case of disposal and the update of computable depreciation of Fixed Assets, to all acquisitions or investments made in fiscal years beginning on January 1, 2018, based on changes in the CPI was generally established.

Accordingly, and pursuant to a comprehensive interpretation of applicable regulations, the Company recognized the corresponding accounting impact, that amounted to a loss of P$1,089,173 million as of December 31, 2024.

Effects of Fluctuations in Exchange Rates between the Argentine Peso and the U.S. dollar and other major foreign currencies

According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso depreciated by 27.7% against the U.S. dollar during the year ended December 31, 2024 (compared to 356.3% and 72.5% in the years ended December 31, 2023, and 2022, respectively).

Since September 2019, following the economic instability and the significant devaluation of the Argentine Peso that took place after the primary elections, foreign exchange controls and restrictions to the transfer of currency abroad were reinstated. The previous Fernández administration sought to prevent additional demand for foreign currency by maintaining and reinforcing exchange controls (i.e., the imposition of higher taxes on the acquisition of foreign currency, among others). In response to these measures, several parallel U.S. dollar trading markets developed in which the Argentine Peso-U.S. dollar exchange rate differ substantially from the official Argentine Peso-U.S. dollar exchange rate.

The Milei administration has stated its intention to implement policies aimed at modifying Argentina’s macroeconomic conditions. In this regard, the BCRA announced the transition to a new macroeconomic stability framework, establishing a 2% monthly sliding path of the official exchange rate (this rate was adjusted to 1% during 2025). Additionally, the Relevamiento de Expectativas de Mercado (“REM”), published by the BCRA on February 6, 2024, estimated an annual inflation of 227 % for the year 2024. However, the effective inflation rate for 2024 was 117.8%. According to the REM, inflation for 2025 is projected to be approximately 25%.

See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina.” and “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

The majority of our revenues are in Pesos whereas a portion of the costs regarding materials and supplies related to the construction and maintenance of our networks and services are incurred in foreign currencies. Also, the high level of competition limited our ability to transfer to our customers the fluctuations in the exchange rates between the Peso and the U.S. dollar and other major foreign currencies. In addition, any devaluation of the Peso against foreign currencies may increase operating costs (partially offset by the increase of revenues in foreign currencies), capital expenditures and the cost of debt, which will adversely affect our results of operations, considering the net effect on revenues and costs. Additionally, any significant devaluation of the Peso will result in an increase in the cost of servicing our debt and, therefore, may have a material adverse effect on our results of operations. See “Item 3—Key Information—Risk Factors—Risks Relating to Argentina—Devaluation of the Argentine Peso and foreign exchange restrictions may adversely affect our results of operations, our capital expenditures and our ability to service our liabilities and pay dividends”.

The following tables show, for the periods indicated, certain information regarding the exchange rates for U.S. dollars, expressed in nominal Pesos per dollar (ask price published by Banco de la Nación Argentina). See “Item 10—Additional Information—Foreign Investment and Exchange Controls in Argentina”.

	Average (1)	End of Period
Year Ended December 31, 2022	130.87	177.16
Year Ended December 31, 2023	295.29	808.45
Year Ended December 31, 2024	916.17	1,032.00
February 2025 (through February 24, 2025)	—	1,061.00

(1)	Yearly data reflect average of month-end rates.

Source: Banco de la Nación Argentina

Internal Growth

A monthly operational measure used in our services is ARPU, which we calculate by dividing adjusted total service revenues by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the customer base of our services.

The following table shows certain information regarding calculation of ARPU as of the dates specified:

	2024	2023	2022
Number of fixed telephony services lines (millions) (1)	2.7	3.2	3.2
Number IP fixed telephony services lines (millions)	1.9	1.5	1.1
ARPU in Argentina (in P$/month) (national + international) (2)	11,042.1	11,168.7	11,940.3
Internet access (millions)	4.3	4.4	4.4
Argentina’s customers (millions)	4.0	4.1	4.1
Núcleo’s customers (millions)	0.3	0.3	0.3
ARPU Internet in Argentina (in P$/month) (2)	24,903.7	23,031.6	25,246.1

Mobile telephony services lines (millions)	24.2	23.3	22.4
Argentina’s customers (millions)	21.6	21.0	20.2
ARPU Mobile in Argentina (in P$/month) (2)	7,269.2	8,117.0	9,119.5
MBOU Mobile in Argentina (in Mb per user/month)	6,557.9	5,754.7	5,185.2
Núcleo’s customers (millions)	2.6	2.3	2.2
ARPU Núcleo’s (in P$/month) (3)	6,042.2	7,105.0	7,388.3
MBOU Núcleo (in Mb per user/month)	8,236.0	8,788.6	8,763.8
Cable TV customers (million)	3.4	3.4	3.5
Argentina’s customers (millions)	3.2	3.1	3.3
Núcleo’s customers (millions)	0.1	0.2	0.1
Uruguay’s customers (millions)	0.1	0.1	0.1
ARPU Cable TV in Argentina (in P$/month) (2)	16,821.9	22,818.0	24,869.7
Fintech Services users (million)	4.6	2.0	—
Argentina’s users (millions)	3.6	2.0	—
Paraguay’s users (millions)	1.0	—	—

(1)	Includes lines customers own usage, public telephony, Integrated Services Digital Network (“ISDN”) channels and Fibertel IP lines.
(2)	Includes restatement in current currency as of September 30, 2025, for further information please see “—Years ended December 31, 2024, 2023 and 2022-Consolidated Results of Operations below”
(3)	Includes P$2,098.8, P$5,752.8 and P$6,767.8 related to the restatement in current currency as of September 30, 2025, for the years ended December 31, 2024, 2023 and 2022, respectively.

Price of services

The LAD established that licensees of ICT services may freely set their prices provided such prices are fair and reasonable, to offset the costs of operation and to tend to the efficient supply and reasonable margin of operation. However, ENACOM is entitled to observe the prices we set if it understands that they do not comply with the provisions of Section 48 of the LAD. If prices were observed and we are forced to reduce them, our operating margins may be negatively affected.

On August 22, 2020, the PEN issued Decree No. 690/20, which amended the LAD. Decree No. 690/20 declared as “Essential Public Services and of Strategic Competition” the ICT services (which include fixed and mobile telephony, cable television and internet services) and the access to telecommunication networks for and between licensees, and empowered ENACOM to guarantee their accessibility.

In this context, the Company requested a precautionary measure to suspend the application of the aforementioned ENACOM regulations and Decree No. 690/20 which was in force during 2022, 2023 and 2024, until Decree No. 690/20 was considered unconstitutional and nullified during October 2024.

For more information on Decree No. 690/20 and its regulating resolutions, see “Item 4—Regulatory Authorities and Framework—Decree No. 690/20 - Amendment to the LAD - Controversy”.

The impact of the service price adjustments on our results of operations is particularly relevant as a result of inflationary pressures on our cost structure. If we are unable to adjust the prices of the services we provide based on inflation rates, our results of operations will be adversely affected.

Competition

The fixed and mobile telephony, cable television and internet businesses are competitive. We need to make significant investments to refurbish and maintain our existing network infrastructure to comply with regulatory obligations and remain competitive with respect to the quality of our services. For more information, see “Item 4—The Business—Main Products and Services”.

Technology Developments and Capital Expenditures

Improvements in technology influence our customers’ demand for services and equipment. For example, demand for fixed-line telecommunications services has been affected by continued significant growth in the mobile business. Growth in the telephony as well as cable television services businesses at present is being affected by the expansion of Broadband for individuals and corporations and our continuous updating of commercial and support systems. The increase in Broadband adoption has also proven to be a critical factor in facilitating the offering of Value Added Services to customers and the combination of products made available to customers.

In internet services, we must constantly upgrade our access to technology and software, embrace emerging transmission technologies and improve the responsiveness, functionality, coverage and features of our services.

In the mobile business, to provide customers with new and better services, Telecom must enhance its mobile networks extending 4G/4G+ technology and bandwidth for mobile data transmission. Moreover, Telecom is developing an LTE infrastructure expeditiously, in response to regulatory requirements and development in the market for mobile services. For more information regarding our LTE infrastructure developments, please see “Item 4—The Business—Mobile Telecommunications Services—Network and Equipment” and “Liquidity and Capital Resources—Capital Expenditures”. We are continuing with the deployment and expansion of 5G technology that will allow us to expand our product portfolio and meet market demands in the future.

In addition, as new technologies develop, equipment may need to be replaced or upgraded, and network facilities (in particular, mobile and internet network facilities) may need to be rebuilt in whole or in part, at substantial cost, to remain competitive. These enhancements and the implementation of new technologies will continue requiring increased capital expenditures. See “Item 4—Information on the Company—Capital Expenditures” and “Liquidity and Capital Resources—Capital Expenditures”.

Tax pressures and litigation

Local municipalities in the regions where we operate have introduced regulations and proposed various taxes and fees for the installation of infrastructure, equipment and expansion of fixed-line and mobile networks. Local and federal tax authorities have brought an increasing number of claims against us. We disagree with these proceedings and are generally contesting them. Also, jurisprudential changes in labor and pension matters have generated higher claims from employees and former employees and increased claims from employees of a contractor or subcontractor alleging joint liability. We cannot assure you that current laws and regulations applicable to the economy generally or specifically to the telecommunications industry will not become more burdensome, that the claims will be resolved in our favor, or that any changes to the existing laws and regulations will not adversely affect our business, financial condition, results of operations and cash flows as well.

(A)	Consolidated Results of Operations

For 2024, we reported a net income of P$1,260,213 million, compared to a net loss of P$663,161 million in 2023 and a net loss of P$1,700,829 million in 2022. Net income for 2024 increased by P$1,923,374 million compared to 2023, while the net loss for 2023 decreased by P$1,037,668 million compared to 2022.

Consolidated revenues in 2024 amounted to P$5,046,460 million as compared to P$5,468,921 million in 2023. The decrease of P$422,461 million in 2024 (a 7.7% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 117.8% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices. The decrease of P$562,077 million in 2023 (a 9.3% decrease) was mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

In 2024, operating costs (including depreciation, amortization and impairment of Fixed Assets) amounted to P$5,225,100 million, representing a decrease of P$575,992 million, or 9.9% as compared to 2023. The decrease in operating costs in 2024 was mainly due to lower Depreciation, amortization and impairment of Fixed Assets costs. In 2023, operating costs (including depreciation, amortization and impairment of Fixed Assets) amounted to P$5,801,092 million, representing a decrease of P$2,669,337 million, or 31.5% as compared to 2022. The decrease in operating costs in 2023 was mainly due to the Goodwill impairment recognized during the year 2022 of P$2,017,803 million. For additional information regarding the impairment of Goodwill, see Note 3.u.1) to our Recast Annual Consolidated Financial Statements.

Telecom carries out its activities in Argentina and abroad (Paraguay, Uruguay, the United States and Chile). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information from Telecom Argentina and its ICT services subsidiaries (in currency of the transaction’s dates) treating all operations as a single segment. Additionally, Telecom, through Micro Sistemas, develops activities in the fintech industry in Argentina. The operations that Telecom develops through Micro Sistemas, and those developed abroad, are not analyzed as a separate segment by the Executive Committee and the CEO, considering that they are not considered as individually significant. These operations do not meet the aggregation criteria established by the standard to be grouped within the “ICT Services in Argentina” segment and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other segments”.

Since operations of Fintech Services and abroad are not material, the explanations set forth below reflect mainly developments and information attributable to our ICT services in Argentina.

(A.1) 2024 Compared to 2023

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Revenues	5,046,460	5,468,921	(7.7)	(422,461)
Operating costs (without depreciation, amortization and impairment of Fixed Assets)	(3,625,706)	(3,930,060)	(7.7)	304,354
Depreciation, amortization and impairment of Fixed Assets	(1,599,394)	(1,871,032)	(14.5)	271,638
Operating loss	(178,640)	(332,171)	(46.2)	153,531
Losses from associates and joint ventures	(13,994)	(5,014)	n/a	(8,980)
Financial results from borrowings	1,775,302	(1,684,704)	n/a	3,460,006
Other financial results, net	176,574	460,325	(61.6)	(283,751)
Income tax (loss) benefit	(499,029)	898,403	n/a	(1,397,432)
Net income (loss)	1,260,213	(663,161)	n/a	1,923,374

Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	1,234,786	(684,523)	n/a	1,919,309
Non-controlling interest	25,427	21,362	19.0	4,065

Adjusted EBITDA(1)	1,420,754	1,538,861	(7.7)	(118,107)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of Adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA.”

In 2024, net income amounted to P$1,260,213 million, representing 25% of consolidated revenues. The increase in net income in 2024 compared to 2023 was mainly due to an increase in positive financial results of P$3,176,255 million, partially offset by an increase in income tax loss of P$ 1,397,432 million.

In 2024, Adjusted EBITDA totaled P$1,420,754 million, representing 28.2% of consolidated revenues. The decrease in 2024 compared to 2023 was mainly due to a decrease in consolidated revenues of P$422,461 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$304,354 million.

Revenues

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Mobile Services	2,048,217	2,203,269	(7.0)	(155,052)
Internet Services	1,289,199	1,194,934	7.9	94,265
Cable Television Services	731,959	965,094	(24.2)	(233,135)
Fixed and Data Services	611,301	648,082	(5.7)	(36,781)
Other services revenues	56,554	50,729	11.5	5,825
Services Revenues	4,737,230	5,062,108	(6.4)	(324,878)
Equipment revenues	309,230	406,813	(24.0)	(97,583)
Revenues	5,046,460	5,468,921	(7.7)	(422,461)

During 2024, total consolidated revenues decreased by 7.7%, amounting to P$5,046,460 million compared to P$5,468,921 million in 2023.

Despite increased demand for services, consolidated revenues decreased mainly due to the 117.8% inflation rate over the past twelve months, as the Company and other competitors in the ICT industry did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$4,737,230 million in 2024, decreasing 6.4% as compared to P$5,062,108 million in 2023 and represented 93.9% of consolidated revenues. Equipment revenues amounted to P$309,230 million in 2024 as compared to P$406,813 million in 2023 and represented 6.1% of consolidated revenues.

The effect generated by the restatement in current currency as of September 30, 2025, increased consolidated revenues by P$ 1,632,741 million and P$ 4,339,091 million in 2024 and 2023, respectively.

Consolidated revenues for 2024 and 2023 are comprised as follows:

Mobile Services

Mobile services revenues in 2024 amounted to P$2,048,217 million (a decrease of P$155,052million or 7.0% as compared to 2023), being the principal contributor to our total services revenues for 2024 (43.2% of consolidated services revenues in 2024 as compared to 43.5% in 2023). Mobile internet services revenues represented 95% of the mobile services revenues as of December 31, 2024 and 2023.

The effect generated by the restatement in current currency as of September 30, 2025, included in Mobile services revenues amounted to P$662,505 million and P$1,748,648 million in 2024 and 2023, respectively.

Mobile services revenues in Argentina amounted to P$1,871,732 million (a decrease of P$154,892 million as compared to 2023). This decrease was mainly due to a 10.4% decrease in the ARPU, partially offset by a 3.0% increase in the number of customers.

Personal’s ARPU amounted to P$ 7,269.2 as of December 31, 2024 (compared to P$ 8,117.0 as of December 31, 2023). This decrease was mainly explained by the fact that, as a consequence of the 117.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounted to P$2,335.2 and P$6,443.3 as of December 31, 2024 and 2023, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in customers of prepaid services of 4.2% (which have a lower ARPU than postpaid customers).

Personal’s mobile customers amounted to 21.6 million and 21.0 million as of December 31, 2024, and 2023, respectively. Out of the total mobile customers as of December 31, 2024, 62% were prepaid customers and 38% were postpaid customers, whereas as of December 31, 2023, 61% were prepaid customers and 39% were postpaid customers. During 2024, we observed a change in customer behavior, resulting in an increase of 4.2% in prepaid services customers and 0.9% in the postpaid services customers. Additionally, the average churn rate per month amounted to 1.4% in 2024 (compared to a 1.8% average in 2023).

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others—(divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended	Year ended
	December 31, 2024	December 31, 2023

	(P$ million)
Total Mobile service revenues	1,871,732	2,026,624
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(15,316)	(16,754)
Adjusted total service revenues included in the ARPU calculation	1,856,416	2,009,870
Average number of customers during the year (millions)	21.3	20.6

Mobile services revenues generated in Paraguay amounted to P$176,485 million in 2024 (compared to P$176,645 million in 2023, representing a 0.1% decrease). This variation was mainly due to the decrease in Núcleo’s ARPU of 15.0%, partially offset by an increase of a 10.6% in the customer base.

Núcleo’s ARPU amounted to P$6,042.2 as of December 31, 2024 (compared to P$7,105.0 as of December 31, 2023). The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition.

Núcleo’s customer amounted to 2.6 million and 2.3 million as of December 31, 2024, and 2023, respectively. Out of the total mobile customers as of December 31, 2023, 73% were prepaid customers and 27% were postpaid customers, whereas as of December 31, 2023, 76% were prepaid customers, and 24% were postpaid customers. Additionally, the average churn rate per month amounted to 2.7% and 2.9% in 2024 and 2023, respectively.

Internet Services

Internet services revenues amounted to P$1,289,199 million in 2024 (equivalent to 27.2% of total consolidated services revenues), increasing P$94,265 million or 7.9% as compared to P$1,194,934 million in 2023. The effect generated by the restatement in current currency as of September 30, 2025, included in internet services revenues amounted to P$414,690 million and P$945,432 million in 2024 and 2023, respectively.

The increase in internet services revenues in 2024 was mainly due to the increase in the Broadband Internet access ARPU of 8.1%.

The ARPU reached P$24,903.7 in 2024 as compared to P$23,031.6 in 2023. This increase in ARPU is mainly explained by the fact we granted less discounts to customers in these services. The effect generated by the restatement in current currency as of September 30, 2025, included in ARPU amounted to P$ 7,977.5 and P$ 18,204.1 as of December 31, 2024 and 2023, respectively.

The customer base remained stable, which was a product of the Company’s efforts to maintain the customer base, considering the intense competition. Additionally, the churn rate per month amounted to 1.8% in 2024 and 2023.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the subscriber base of internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended	Year ended
	December 31, 2024	December 31, 2023

	(P$ million)
Total Internet service revenues	1,215,431	1,130,045
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	1,215,431	1,130,045
Average number of customers during the year (millions)	4.0	4.1

Cable Television Services

Cable television service revenues amounted to P$731,959 million in 2024 (equivalent to 15.5% of total consolidated services revenues), decreasing P$233,135 million or 24.2% as compared to revenues in 2023. The effect generated by the restatement in current currency as of September 30, 2025, included in cable television services revenues amounted to P$ 236,636million and P$ 769,160 million in 2024 and 2023, respectively.

The decrease in cable television service revenues in 2024 was mainly due to the decrease in ARPU, a 26.3% decrease compared to 2023, partially offset by a 1.9% increase in the customer base compared to 2023.

The ARPU amounted to P$16,821.9 as of December 31, 2024, compared to an ARPU of P$22,818.0 as of December 31, 2023. The decreased is mainly explained since inflation during 2024 amounted to 117.8%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounts to P$5,423.4 and P$ 18,201.5as of December 31, 2024 and 2023, respectively). Additionally, greater commercial discounts have been applied as part of the customer retention strategy.

As of December 31, 2024, the customer base in Argentina amounted to 3.2 million customers, increasing a 2.0% compared to 2023, leveraged by Flow Full and Flow Flex products, where from the third quarter of 2024, Flow Flex, began to be marketed as main product. Out of the total customers as of December 31, 2024, 1.5 million were Flow’s customer base and 1.1 million were Premium Package’s customer base, whereas as of December 31, 2023, 1.4 million were Flow’s customer base and 1.2 were Premium Package’s customer base. Additionally, the average churn rate per month amounted to 2.1% and 1.8% in 2024 and 2023, respectively.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2024 and 2023:

	Year ended	Year ended
	December 31, 2024	December 31, 2023

	(P$ million)
Total Cable television service revenues	636,078	868,111
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(696)	(2,352)
Adjusted total service revenues included in the ARPU calculation	635,382	865,759
Average number of customers during the year (millions)	3.2	3.1

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$611,301 million in 2024 (representing 12.9% of our total consolidated services revenues) decreasing P$36,781 million or 5.7% as compared to P$648,082 million in 2023. The effect generated by the restatement in current currency as of September 30, 2025, included in fixed and data services revenues amounted to P$204,464 million and P$513,019 million in 2024 and 2023, respectively.

The decrease in fixed and data services in 2024 was mainly due to a decrease in ARPU, decreasing 1.1% as compared to 2023, and a decrease in the customer base of 7.6% compared to 2023, partially offset by the appreciation of data service subscriptions that are agreed in U.S. dollars.

The ARPU of fixed telephony services in Argentina decreased to P$11,042.1 in 2024 from P$11,168.7 in 2023. This decrease is mainly explained because, as a consequence of the 117.8% inflation in Argentina during 2024 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2024 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounts to P$7,977.5 and P$9,043.2 as of December 31, 2024 and 2023, respectively).

The customer base of fixed telephony services amounted to 2.7 million (of which 1.9 million are IP fixed telephony service base) in 2024, compared to 2.9 million in 2023. The customer base decreased mainly due to changes in the consumption behavior of customers.

Other services revenues

Other services revenues generated by other services amounted to P$56,554 million in 2024, increasing P$5,825 million or 11.5% compared to 2023. The effect generated by the restatement in current currency as of September 30, 2025, included in other services revenues amounted to P$17,565 million and P$39,860 million in 2024 and 2023, respectively.

These services include mainly revenues related to Fintech Services, revenues from billing remuneration and collection management on behalf of third parties, administrative revenues and revenues from the sale of advertising space, among others.

The increase in other services revenue in 2024 was mainly due to the increase in Fintech Services in Argentina, principally due to the growth in the use of the “Personal Pay” digital wallet and the increase in the number of users, which amounted to 3.6 million and 2.0 million in 2024 and 2023, respectively.

Equipment

Equipment revenues amounted to P$309,230 million in 2024 (representing 6.1% of our total consolidated revenues) decreasing P$97,583 million or 24.0% as compared to 2023.

The effect generated by the restatement in current currency as of September 30, 2025, included in equipment revenues amounted to P$96,881 million and P$322,972 million in 2024 and 2023, respectively.

The decrease was mainly due to a lower number of handsets sold compared to 2023 (14%).

Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	Year ended December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(1,248,633)	(1,366,399)	(8.6)	117,766
Interconnection and transmission costs	(144,560)	(161,465)	(10.5)	16,905
Fees for services, maintenance, materials and supplies	(671,370)	(687,145)	(2.3)	15,775
Taxes and fees with the Regulatory Authority	(397,148)	(420,146)	(5.5)	22,998
Commissions and advertising	(283,237)	(320,316)	(11.6)	37,079
Cost of equipment	(240,333)	(295,020)	(18.5)	54,687
Programming and content costs	(291,518)	(308,550)	(5.5)	17,032
Bad debt expenses	(103,936)	(118,595)	(12.4)	14,659
Other operating expenses	(244,971)	(252,424)	(3.0)	7,453
Total operating costs (without depreciation, amortization and impairment of Fixed Assets)	(3,625,706)	(3,930,060)	(7.7)	304,354

Total operating costs (without depreciation, amortization and impairment of Fixed Assets) decreased P$304,354 million or 7.7% in 2024, amounting to P$3,625,706 million, as compared to 2023.

Despite being in a context in which year-on-year inflation was 117.8%, the Company has managed to make its operating costs more efficient and achieve a reduction.

The effect generated by the restatement in current currency as of September 30, 2025, included in operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to P$1,226,184 million and P$3,128,579 million in 2024 and 2023, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$117,766 million to P$1,248,633 million in 2024 as compared to P$1,366,399 million in 2023. The decrease was mainly due to a reduction in headcount of 6.0%, amounting to 19,987 employees as of December 31, 2024, and, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and for non-unionized employees, together with related social security charges and an increase in severance payments.

The effect generated by the restatement in current currency as of September 30, 2025, included in Employee benefit expenses and severance payments amounted to P$400,208 million and P$1,077,519 million in 2024 and 2023, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for Roaming and cost of international outbound calls and lease of circuits) decreased P$16,905 million or 10.5%, amounting to P$144,560 million in 2024 as compared to P$161,465 million in 2023, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and partially offset by increases in the foreign exchange rate in relation to fixed services denominated in U.S. dollars.

The effect generated by the restatement in current currency as of September 30, 2025, included in Interconnection and transmission costs amounted to P$50,006 million and P$127,576 million in 2024 and 2023, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$15,775 million or 2.3%, amounting to P$671,370 million in 2024 as compared to P$687,145 million in 2023. The variation is mainly explained by the efficiency and management of resources through which fees for services decreased by P$35,605 million compared to 2023 partially offset by higher costs of maintenance and materials for P$18,865 million compared to 2023.

The effect generated by the restatement in current currency as of September 30, 2025, included in Fees for services, maintenance, materials and supplies amounted to P$246,770 million and P$546,937 million in 2024 and 2023, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$22,998 million or 5.5%, amounting to P$397,148 million in 2024 as compared to P$420,146 million in 2023. The decrease was mainly due to the decrease in sales in 2024. Taxes and fees with the Regulatory Authority represent a 7.9% and 7.7% of total revenues in 2024 and 2023, respectively.

The effect generated by the restatement in current currency as of September 30, 2025, included in Taxes and fees with the Regulatory Authority amounted to P$127,698 million and P$333,587 million in 2024 and 2023, respectively.

Commissions and advertising

Commissions and advertising decreased P$37,079 million or 11.6%, amounting to P$283,237 million in 2024, as compared to P$320,316 million in 2023. The decrease is mainly due to lower charges for agent commissions and collection commissions partially offset by advertising costs related to Flow and Personal Play campaigns.

The effect generated by the restatement in current currency as of September 30, 2025, included in Commissions and advertising amounted to P$89,517 million and P$255,097 million in 2024 and 2023, respectively.

Cost of equipment

Cost of equipment decreased P$54,687 million or 18.5%, amounting to P$240,333 million in 2024 as compared to P$295,020 million in 2023. The variation is mainly due to a decrease in handsets sold of 14%.

The effect generated by the restatement in current currency as of September 30, 2025, included in Cost of equipment amounted to P$103,217 million and P$243,476 million in 2024 and 2023, respectively.

Programming and content costs

Programming and content costs decreased by P$17,032 million or 5.5%, amounting to P$291,518 million in 2024 as compared to P$308,550 million in 2023. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of September 30, 2025, included in Programming and content costs amounted to P$93,526 million and P$244,701 million in 2024 and 2023, respectively.

Bad debt expenses

Bad debt expenses decreased P$14,659 million, amounting to P$103,936 million in 2024, representing 2.1% and 2.2% of the revenues in 2024 and 2023, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of September 30, 2025, included in Bad debt expenses amounted to P$34,562 million and P$95,432 million in 2024 and 2023, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$7,453 million to P$244,971 million in 2024 as compared to P$252,424 million in 2023. The decrease is mainly due to lower charges in legal claims and contingent liabilities and postage, freight and travel expenses, partially offset by higher costs of energy, insurances and rentals.

The effect generated by the restatement in current currency as of September 30, 2025, included in Other operating expenses amounts to P$80,680 million and P$204,254 million in 2024 and 2023, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net income (loss), less income tax, financial results, earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net income (loss) to Adjusted EBITDA:

	Year ended
	December 31,
	2024	2023	Total Change

	(P$ million)%			(P$ million)
Net income (loss)	1,260,213	(663,161)	n/a	1,923,374
Income tax loss (benefit)	499,029	(898,403)	n/a	1,397,432
Other financial results, net	(176,574)	(460,325)	(61.6)	283,751
Financial results from borrowings	(1,775,302)	1,684,704	n/a	(3,460,006)
Losses from associates and joint ventures	13,994	5,014	n/a	8,980
Operating loss	(178,640)	(332,171)	(46.2)	153,531
Depreciation, amortization and impairment of Fixed Assets	1,599,394	1,871,032	(14.5)	(271,638)
Adjusted EBITDA	1,420,754	1,538,861	(7.7)	(118,107)

Our consolidated Adjusted EBITDA amounted to P$1,420,754 million in 2024, representing a decrease of P$118,107 million or 7.7% as compared to P$1,538,861 million in 2023. Adjusted EBITDA represented 28.2% and 28.1% of our total consolidated revenues in 2024 and 2023, respectively.

Depreciation, Amortization and Impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets decreased P$271,638 million, amounting to P$1,599,394 million in 2024 as compared to P$1,871,032 million in 2023.

The variation is due to the effect of those assets that ended their useful life after December 31, 2023, partially offset by the impact of the amortization of the capital expenditures subsequent to that same date, which, in turn, decreased compared to last year.

The effect generated by the restatement in current currency as of September 30, 2025, included in Depreciation, amortization and impairment of Fixed Assets amounted to P$1,373,654 million and P$1,772,736 million in 2024 and 2023, respectively.

Operating loss

In 2024, our consolidated operating loss amounted to P$178,640 million, representing a decrease of P$153,531 million as compared to 2023. Operating loss represented (3.5)% and (6.1)% of consolidated revenues in 2024 and 2023, respectively.

	Year ended December 31,		% of Change
	2024	2023	2024-2022
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA (1)	1,420,754	1,538,861	(7.7)
As % of revenues	28.2	28.1
Depreciation, amortization and impairment of Fixed Assets	(1,599,394)	(1,871,032)	(14.5)
As % of revenues	(31.7)	(34.2)
Operating loss	(178,640)	(332,171)	(46.2)
As % of revenues	(3.5)	(6.1)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of Adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA.”

Financial Results, Net

	Year ended December 31,		Total change
	2024	2023	$	%
Interests on borrowings	(161,173)	(155,316)	(5,857)	3.8
Remeasurement in borrowings	(125,293)	132,257	(257,550)	n/a
Foreign currency exchange gains (losses) on borrowings	2,058,562	(1,659,523)	3,718,085	n/a
Borrowings renegotiation results and repurchase Notes	3,206	(2,122)	5,328	n/a
Total financial results from borrowings	1,775,302	(1,684,704)	3,460,006	n/a
Other foreign currency exchange gains (losses)	228,856	(158,789)	387,645	n/a
Fair value gains / (losses) on financial assets at fair value through profit or loss	(55,373)	170,840	(226,213)	n/a
Other interests, net	29,635	40,982	(11,347)	(27.7)
RECPAM	157,621	498,845	(341,224)	(68.4)
Other	(184,165)	(91,553)	(92,612)	n/a
Total other financial results, net	176,574	460,325	(283,751)	(61.6)
Total financial results, net	1,951,876	(1,224,379)	3,176,255	n/a

We incurred financial gains, net of P$1,951,876 million in 2024, as compared to financial loss, net of P$1,224,379 million in 2023. Financial Results, net in 2024 mainly include gain generated by (i) foreign exchange differences measured in real terms of P$2,287,418 million as a result of the U.S. dollar appreciating 27.7% against the Argentine Peso compared to a 117.8% inflation (compared to a loss of P$1,818,312 million in 2023 and 356.3% devaluation of the Argentine Peso against the U.S. dollar compared to a 211.4% inflation in 2023) and (ii) the effect generated by the restatement in current currency, which amounted to a gain of P$157,621 million (compared to P$498,845 million in 2023). These gains were partially offset by losses generated by (i) interest on borrowings measured in real terms of P$161,173 million (compared to P$155,316 million in 2023), (ii) remeasurement in borrowings of P$125,293 million (compared to a gain of P$132,257 million in 2023), (iii) other financial results of P$151,324 million (compared to P$52,693 million in 2023), and (iv) fair value losses on financial assets at fair value through profit or loss of P$55,373 million (compared to a gain of P$170,840 million in 2023). Other financial results include the effect of PAIS tax of P$69,670 million in 2024.

Income Tax

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and; (iii) the effects of the income tax inflation adjustment.

Income tax amounted to a loss of P$499,029 million in 2024 as compared to a gain of P$898,403 million in 2023. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax loss in fiscal year 2024 amounting to P$13,299 million and tax loss in fiscal year 2023 amounting to P$7,700 million, and (ii) regarding the deferred tax, in 2024 Telecom recorded a deferred tax loss of P$485,730 million compared to a deferred tax gain of P$906,103 million in 2023.

For more information on income tax, see Notes 3 and 15 to our Recast Annual Consolidated Financial Statements.

Net income (loss)

Telecom Argentina recorded a net income of P$1,260,213 million in 2024 as compared to a net loss of P$663,161 million for 2023 and represents 25% of consolidated revenues as compared to (12.1)% in 2023. The increase in the net income was mainly due to the income before income tax of P$1,759,242 million, partially offset by the income tax loss amounting to P$499,029 million.

Net income attributable to controlling shareholders amounted to P$1,234,786 million in 2024 as compared to a net loss of P$684,523 million in 2023.

(A.2) 2023 Compared to 2022

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Revenues	5,468,921	6,030,998	(9.3)	(562,077)
Operating costs (without depreciation, amortization and impairment of Fixed Assets)	(3,930,060)	(4,373,674)	(10.1)	443,614
Depreciation, amortization and impairment of Fixed Assets	(1,871,032)	(4,096,755)	(54.3)	2,225,723
Operating loss	(332,171)	(2,439,431)	(86.4)	2,107,260
Earnings (losses) from associates and joint ventures	(5,014)	6,773	n/a	(11,787)
Financial results from borrowings	(1,684,704)	246,010	n/a	(1,930,714)
Other financial results, net	460,325	266,606	72.7	193,719
Income tax benefit	898,403	219,213	n/a	679,190
Net loss	(663,161)	(1,700,829)	(61.0)	1,037,668
Net income (loss) attributable to:
Telecom Argentina (Controlling Company)	(684,523)	(1,718,966)	(60.2)	1,034,443
Non-controlling interest	21,362	18,137	17.8	3,225
Adjusted EBITDA (1)	1,538,861	1,657,324	(7.1)	(118,463)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (Financial results from borrowings and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of Adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA.”

In 2023, net loss amounted to P$663,161 million, representing (12.1%) of consolidated revenues. The decrease in 2023 compared to 2022 was mainly due to a decrease in depreciation, amortization and impairment of Fixed Assets of P$2,225,723 million (mainly due to the Goodwill impairment recognized in CGU Telecom during the year 2022 of P$2,017,275 million), and an increase in income tax benefit of P$679,190 million, which were partially offset by an increase in financial results of P$1,736,995 million and a decrease in consolidated revenues of P$562,077 million.

In 2023, Adjusted EBITDA totaled P$1,538,861 million, representing 28.1% of consolidated revenues. The decrease in 2023 compared to 2022 was mainly due to a decrease in consolidated revenues of P$562,077 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of Fixed Assets) of P$443,614 million.

Revenues

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Mobile Services	2,203,269	2,424,302	(9.1)	(221,033)
Internet Services	1,194,934	1,337,738	(10.7)	(142,804)
Cable Television Services	965,094	1,082,695	(10.9)	(117,601)
Fixed and Data Services	648,082	736,300	(12.0)	(88,218)
Other services revenues	50,729	47,824	6.1	2,905
Services Revenues	5,062,108	5,628,859	(10.1)	(566,751)
Equipment revenues	406,813	402,139	1.2	4,674
Revenues	5,468,921	6,030,998	(9.3)	(562,077)

During 2023, total consolidated revenues decreased by 9.3% amounting to P$5,468,921 million as compared to P$6,030,998 million in 2022.

Despite the greater demand for services, consolidated revenues decreased mainly due to the fact that the inflation rate for the last twelve months amounted to 211.4% and the Company (and other competitors in the ICT industry) did not transfer the totality of this inflation to its prices.

Services revenues amounted to P$5,062,108 million in 2023, decreasing 10.1% as compared to P$5,628,859 million in 2022 and represented 92.6% of consolidated revenues. Equipment revenues amounted to P$406,813 million in 2023 as compared to P$402,139 million in 2022 and represented 7.4% of consolidated revenues.

The effect generated by the restatement in current currency as of September 30, 2025, increased consolidated revenues by P$4,339,091 million and P$5,492,290 million in 2023 and 2022, respectively.

Consolidated revenues for 2023 and 2022 are comprised as follows:

Mobile Services

Mobile services revenues in 2023 amounted to P$2,203,269 million (a decrease of P$221,033 million or 9.1% as compared to 2022), being the principal contributor to our total services revenues for 2023 (43.5% of consolidated services revenues in 2023 as compared to 43.1% in 2022). Mobile internet services revenues represented 92% and 86% of the mobile services revenues as of December 31, 2023 and 2022, respectively.

The effect generated by the restatement in current currency as of September 30, 2025, included in Mobile services revenues amounted to P$1,748,648 million and P$ 2,207,139 million in 2023 and 2022, respectively.

Mobile services revenues in Argentina amounted to P$ 2,026,624 million (a decrease of P$190,268 million as compared to 2022). This decrease was mainly due to an 11.0% decrease in the ARPU, partially offset by a 3.8% increase in the number of customers.

Personal’s ARPU amounted to P$8,117.0 as of December 31, 2023 (compared to P$9,119.5 as of December 31, 2022). This decrease was mainly explained by the fact that, as a consequence of the 211.4% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounted to P$6,443.3 and P$8,299.4 as of December 31, 2023 and 2022, respectively). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market and an increase in the migration of customers from postpaid to prepaid services (which have a lower ARPU than postpaid customers).

Personal’s mobile customers amounted to 21.0 million and 20.2 million as of December 31, 2023 and 2022, respectively. Out of the total mobile customers as of December 31, 2023, 61% were prepaid customers and 39% were postpaid customers, whereas as of December 31, 2022, 57% were prepaid customers and 43% were postpaid customers. During 2023, we observed a change in customer behavior, resulting in an increase of 11.2% in prepaid services customers and a decrease of 6.1% in the postpaid services customers. This decrease is mainly due to the challenging economic situation in Argentina, Additionally, the average churn rate per month amounted to 1.8% in 2023 (compared to a 2.3% average in 2022).

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues—excluding out collect wholesale roaming, cell site rental, reconnection fees revenues and others—(divided by 12 months) by the average number of customers during the period, ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2023 and 2022:

	Year ended	Year ended
	December 31, 2023	December 31, 2022

	(P$ million)
Total Mobile service revenues	2,026,624	2,216,892
Components of service revenues not included in the ARPU calculation: out collect wholesale roaming, cell sites rental, reconnection fees revenues and others	(16,754)	(17,734)
Adjusted total service revenues included in the ARPU calculation	2,009,870	2,199,158
Average number of customers during the year (millions)	20.6	20.1

Mobile services revenues generated in Paraguay amounted to P$ 176,645 million in 2023 (compared to P$ 207,410 million in 2022, representing a 14.8% decrease). The decrease was mainly due to the 3.8% decrease in Núcleo’s ARPU.

Núcleo’s ARPU amounted to P$7,105.0 as of December 31, 2023 (compared to P$7,388.3 as of December 31, 2022), representing a 3.8% decrease. The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition.

Núcleo’s customer base remained stable amounting to 2.3 million customers as of December 31, 2023. Out of the total mobile customers as of December 31, 2023, 76% were prepaid customers and 24% were postpaid customers, whereas as of December 31, 2022, 79% were prepaid customers, and 21% were postpaid customers. Additionally, the average churn rate per month amounted to 2.9% and 3.3% in 2023 and 2022, respectively.

Internet Services

Internet services revenues amounted to P$1,194,934 million in 2023 (equivalent to 23.6% of total consolidated services revenues), decreasing P$142,804 million or 10.7% as compared to P$1,337,738 million in 2022. The effect generated by the restatement in current currency as of September 30, 2025, included in internet services revenues amounted to P$945,432 million and P$1,218,685 million in 2023 and 2022, respectively.

The decrease in internet services revenues in 2023 was mainly due to the decrease in the Broadband Internet access ARPU of 8.8%.

The ARPU reached P$23,031.6 in 2023 as compared to P$25,246.1 in 2022. This decrease in ARPU is mainly explained by the fact that, as a consequence of the 211.4% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounted to P$ 18,204.1 and P$ 22,992.0 as of December 31, 2023 and 2022, respectively).

The customer base remained stable, amounting to 4.1 million in both 2023 and 2022, which was a product of the Company’s efforts to maintain the customer base, considering the intense competition. Additionally, the churn rate per month amounted to 1.8% and 1.6% in 2023 and 2022, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, towards the end of 2022, Personal doubled the internet speed to all its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

As a consequence, customers with a service of 100 Mb or higher as of December 31, 2023, amounted to 3.5 million, an increase of 6.1% compared to 2022. As of December 31, 2023, these customers represented 85% of our total customer base, whereas as of December 31, 2022, they represented 79%.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2023 and 2022:

	Year ended	Year ended
	December 31, 2023	December 31, 2022

	(P$ million)
Total Internet service revenues	1,130,045	1,279,270
Components of service revenues not included in the ARPU calculation	—	—
Adjusted total service revenues included in the ARPU calculation	1,130,045	1,279,270
Average number of customers during the year (millions)	4.1	4.2

Cable Television Services

Cable television service revenues amounted to P$965,094 million in 2023 (equivalent to 19.1% of total consolidated services revenues), decreasing P$117,601 million or 10.9% as compared to revenues in 2022. The effect generated by the restatement in current currency as of September 30, 2025, included in cable television services revenues amounted to P$769,160 million and P$986,135 million in 2023 and 2022, respectively.

The decrease in cable television service revenues in 2023 was mainly due to the decrease in ARPU, an 8.2% decrease compared to 2022, and a 3.5% decrease in the customer base compared to 2022.

The ARPU amounted to P$22,818.0 as of December 31, 2023, compared to an ARPU of P$24,869.7 as of December 31, 2022. The decreased is mainly explained since inflation during 2023 amounted to 211.4%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounts to P$ 18,201.5 and P$ 22,664.4 as of December 31, 2023 and 2022, respectively). Additionally, the economic situation in Argentina changed our customers’ consumption trends.

As of December 31, 2023, the customer base in Argentina amounted to 3.1 million customers, decreasing a 3.5% compared to 2022. Out of the total customers as of December 31, 2023, 1.4 million were Flow’s customer base and 1.2 million were Premium Package’s customer base, whereas as of December 31, 2022, 1.3 million were Flow’s customer base and 1.3 million were Premium Package’s customer base. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends. Additionally, the average churn rate per month amounted to 1.8% and 1.3% in 2023 and 2022, respectively.

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of customers during the period. ARPU is not a measure calculated in accordance with IFRS Accounting Standards and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. Certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Form 6-K. Management believes this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2023 and 2022:

	Year ended	Year ended
	December 31, 2023	December 31, 2022

	(P$ million)
Total Cable television service revenues	868,111	1,279,270
Components of service revenues not included in the ARPU calculation: connection and reconnection fees and others	(2,352)	—
Adjusted total service revenues included in the ARPU calculation	865,759	1,279,270
Average number of customers during the year (millions)	3.2	4.2

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$648,082 million in 2023 (representing 12.8% of our total consolidated services revenues) decreasing P$88,218 million or 12.0% as compared to P$736,300 million in 2022. The effect generated by the restatement in current currency as of September 30, 2025, included in fixed and data services revenues amounted to P$513,019 million and P$670,996 million in 2023 and 2022, respectively.

The decrease in fixed and data services in 2023 was mainly due to a decrease in ARPU, decreasing 6.5% as compared to 2022, and a decrease in the customer base of 4.0% compared to 2022.

The ARPU of fixed telephony services in Argentina decreased to P$11,168.7 in 2023 from P$11,940.3 in 2022. This decrease is mainly explained because, as a consequence of the 211.4% inflation in Argentina during 2023 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2023 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of September 30, 2025 included in ARPU amounts to P$9,043.2 and P$10,936.7 as of December 31, 2023 and 2022, respectively).

The customer base of fixed telephony services amounted to 2.9 million in 2023, compared to 3.0 million in 2022. The customer base decreased mainly due to changes in consumption behavior of customers.

Equipment

Equipment revenues amounted to P$406,813 million in 2023 (representing 7.4% of our total consolidated revenues) increasing P$4,674 million or 1.2% as compared to 2022.

The effect generated by the restatement in current currency as of September 30, 2025, included in equipment revenues amounted to P$322,972 million and P$365,987 million in 2023 and 2022, respectively.

The increase was mainly due to higher handsets sold as compared to 2022 (13%).

Operating costs (without depreciation, amortization and impairment of Fixed Assets)

	Year ended December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Employee benefit expenses and severance payments	(1,366,399)	(1,510,799)	(9.6)	144,400
Interconnection and transmission costs	(161,465)	(185,725)	(13.1)	24,260
Fees for services, maintenance, materials and supplies	(687,145)	(731,612)	(6.1)	44,467
Taxes and fees with the Regulatory Authority	(420,146)	(463,095)	(9.3)	42,949
Commissions and advertising	(320,316)	(365,292)	(12.3)	44,976
Cost of equipment	(295,020)	(285,677)	3.3	(9,343)
Programming and content costs	(308,550)	(378,320)	(18.4)	69,770
Bad debt expenses	(118,595)	(151,704)	(21.8)	33,109
Other operating expenses	(252,424)	(301,450)	(16.3)	49,026
Total operating costs (without depreciation, amortization and impairment of Fixed Assets)	(3,930,060)	(4,373,674)	(10.1)	443,614

Total operating costs (without depreciation, amortization and impairment of Fixed Assets) decreased P$443,614 million in 2023, amounting to P$3,930,060 million, representing a 10.1% decrease as compared to 2022.

Despite being in a context in which year-on-year inflation was 211.4%, the Company has managed to make its operating costs more efficient and achieve a reduction.

The effect generated by the restatement in current currency as of September 30, 2025, included in Operating costs (without depreciation, amortization and impairment of Fixed Assets) amounted to P$3,128,579 million and P$3,983,731 million in 2023 and 2022, respectively.

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments decreased P$144,400 million to P$1,366,399 million in 2023 as compared to P$1,510,799 million in 2022. The decrease was mainly due to lower severance payments and a reduction in headcount of 2.1%, amounting to 21,262 employees as of December 31, 2023, and, partially offset by increases in salaries agreed by the Company with several trade unions for unionized employees, and for non-unionized employees, together with related social security charges.

The effect generated by the restatement in current currency as of September 30, 2025, included in Employee benefit expenses and severance payments amounted to P$ 1,077,519 million and P$ 1,373,615 million in 2023 and 2022, respectively.

Interconnection and transmission costs

Interconnection and transmission costs (including charges for TLRD, Roaming and cost of international outbound calls and lease of circuits) decreased P$24,260 million, amounting to P$161,465 million in 2023 as compared to P$185,725 million in 2022, respectively. The decrease was mainly due to new dynamics of the business that imply an optimization of links and sites and partially offset by increases in the foreign exchange rate in relation to fixed services denominated in U.S. dollars, which have accelerated since August 2023.

The effect generated by the restatement in current currency as of September 30, 2025, included in Interconnection and transmission costs amounted to P$127,576 million and P$169,106 million in 2023 and 2022, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies decreased P$44,467 million, or 6.1%, amounting to P$687,145 million in 2023 as compared to P$731,612 million in 2022. The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by P$25,723 million compared to 2022 and lower costs of call center fees and other fees for services for P$18,744 million compared to 2022.

The effect generated by the restatement in current currency as of September 30, 2025, included in Fees for services, maintenance, materials and supplies amounted to P$546,937 million and P$667,581 million in 2023 and 2022, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes, decreased P$42,949 million or 9.3%, amounting to P$420,146 million in 2023 as compared to P$463,095 million in 2022. The variation was mainly due to the decrease in sales in 2023. Taxes and fees with the Regulatory Authority represent 7.7% of total revenues in 2023 and 2022.

The effect generated by the restatement in current currency as of September 30, 2025, included in Taxes and fees with the Regulatory Authority amounted to P$333,587 million and P$421,745 million in 2023 and 2022, respectively.

Commissions and advertising

Commissions and advertising, decreased P$44,976 million or 12.3%, amounting to P$320,316 million in 2023, as compared to P$365,292 million in 2022. The decrease is mainly due to lower charges for agent commissions, collection commissions and advertising services costs.

The effect generated by the restatement in current currency as of September 30, 2025, included in Commissions and advertising amounted to P$255,097 million and P$332,078 million in 2023 and 2022, respectively.

Cost of equipment

Cost of equipment increased P$9,343 million, amounting to P$295,020 million in 2023 as compared to P$285,677 million for 2022. The variation is mainly due to an increase in equipment sold of 13%.

The effect generated by the restatement in current currency as of September 30, 2025, included in Cost of equipment amounted to P$243,476 million and P$262,324 million in 2023 and 2022, respectively.

Programming and content costs

Programming and content costs decreased by P$69,770 million amounting to P$308,550 million in 2023 as compared to P$378,320 million in 2022. The decrease was mainly due to commercial efficiency, partially offset by price increases in almost all cable television signals.

The effect generated by the restatement in current currency as of September 30, 2025, included in Programming and content costs amounted to P$244,701 million and P$344,593 million in 2023 and 2022, respectively.

Bad debt expenses

Bad debt expenses decreased P$33,109 million, amounting to P$118,595 million for 2023, representing 2.2% and 2.5% of the revenues in 2023 and 2022, respectively. The decrease is mainly due to continuing credit recovery actions.

The effect generated by the restatement in current currency as of September 30, 2025, included in Bad debt expenses amounted to P$95,432 million and P$138,209 million in 2023 and 2022, respectively.

Other operating expenses

Other operating expenses (which include legal claims and contingent liabilities, energy and other public services, insurance, rentals and internet capacity, among others) decreased P$49,026 million to P$252,424 million in 2023 as compared to P$301,450 million in 2022. The decrease is mainly due to lower charges in legal claims and contingent liabilities, rentals and internet capacity, energy and other public services, among others.

The effect generated by the restatement in current currency as of September 30, 2025, included in Other operating expenses amounts to P$204,254 million and P$274,480 million in 2023 and 2022, respectively.

Adjusted EBITDA

An important operational performance measure used by the Company’s Chief Operating Decision Maker (as this term is defined in IFRS Accounting Standards 8) is Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income tax, financial results, Earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, taxation and the useful lives and book depreciation and amortization of PP&E and intangible assets, which may vary for different companies for reasons unrelated to operating performance. Although Adjusted EBITDA is not a measure defined in accordance with IFRS Accounting Standards (a non-GAAP measure), our Management believes that this measure facilitates operating performance comparisons from period to period and provides useful information to investors, financial analysts and the public in their evaluation of our operating performance. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies.

The following table shows the reconciliation of Net loss to Adjusted EBITDA:

	Year ended
	December 31,
	2023	2022	Total Change

	(P$ million)%			(P$ million)
Net loss	(663,161)	(1,700,829)	(61.0)	1,037,668
Income tax benefit	(898,403)	(219,213)	n/a	(679,190)
Other financial results, net	(460,325)	(266,606)	72.7	(193,719)
Financial results from borrowings	1,684,704	(246,010)	n/a	1,930,714
(Earnings) losses from associates and joint ventures	5,014	(6,773)	n/a	11,787
Operating loss	(332,171)	(2,439,431)	(86.4)	2,107,260
Depreciation, amortization and impairment of Fixed Assets	1,871,032	4,096,755	(54.3)	(2,225,723)
Adjusted EBITDA	1,538,861	1,657,324	(7.1)	(118,463)

Our consolidated Adjusted EBITDA amounted to P$1,538,861 million in 2023, representing a decrease of P$118,463 million or 7.1% as compared to P$1,657,324 million in 2022. Adjusted EBITDA represented 28.1% and 27.5% of our total consolidated revenues in 2023 and 2022, respectively.

Depreciation, Amortization and Impairment of Fixed Assets

Depreciation, amortization and impairment of Fixed Assets decreased P$2,225,723 million, amounting to P$1,871,032 million in 2023 as compared to P$4,096,755 million in 2022.

The decrease was mainly due to the fact that in 2022, the Management identified the need to review the estimate of the recoverable value of Goodwill assigned to the cash-generating unit of Telecom (CGU Telecom), which comprises the Company and its subsidiaries in Argentina. From such analysis, it concluded that the book value of CGU Telecom exceeded its recoverable value. Consequently, Goodwill was impaired by P$ 2,017,275 million in current currency as of September 30, 2025. For further information refer to Note 3.u.1) of our Consolidated Financial Statements.

Additionally, depreciation, amortization and impairment of Fixed Assets of the year includes the impact of the depreciation and amortization of the capital expenditures subsequent to December 31, 2022, partially offset by the effect of those assets that ended their useful life after that same date.

The effect generated by the restatement in current currency as of September 30, 2025, included in Depreciation, amortization and impairment of Fixed Assets amounted to P$1,772,736 million and P$4,033,126 million in 2023 and 2022, respectively.

Operating loss

In 2023, our consolidated operating loss amounted to P$332,171 million, representing a decrease of P$2,107,260 million as compared to 2022. Operating loss represented (6.1)% and (40.4)% of consolidated revenues in 2023 and 2022, respectively.

	Year ended December 31,		% of Change
	2023	2022	2023‑2022
			Increase/
	(P$ million / %)		(Decrease)
Adjusted EBITDA (1)	1,538,861	1,657,324	(7.1)
As % of revenues	28.1	27.5
Depreciation, amortization and impairment of Fixed Assets	(1,871,032)	(4,096,755)	(54.3)
As % of revenues	(34.2)	(67.9)
Operating loss	(332,171)	(2,439,431)	(86.4)
As % of revenues	(6.1)	(40.4)

(1)	Adjusted EBITDA is a non-GAAP measure, defined as our net (loss) income less income tax, financial results (finance costs and other financial results, net), earnings (losses) from associates and joint ventures, and depreciation, amortization and impairment of Fixed Assets. For further information on the use of adjusted EBITDA, see “—(A) Consolidated Results of Operations—Adjusted EBITDA”.

Financial Results, Net

	Year ended December 31,		Total change
	2023	2022	$	%
Interests on borrowings	(155,316)	(123,660)	(31,656)	25.6
Remeasurement in borrowings	132,257	14,342	117,915	n/a
Foreign currency exchange gains (losses) on borrowings	(1,659,523)	355,660	(2,015,183)	n/a
Borrowings renegotiation results and repurchase Notes	(2,122)	(332)	(1,790)	n/a
Total financial results from borrowings	(1,684,704)	246,010	(1,930,714)	n/a
Other foreign currency exchange gains (losses)	(158,789)	3,108	(161,897)	n/a
Fair value gains / (losses) on financial assets at fair value through profit or loss	170,840	(104,901)	275,741	n/a
Other interests, net	40,982	16,004	24,978	n/a
RECPAM	498,845	439,718	59,127	13.4
Other	(91,553)	(87,323)	(4,230)	4.8
Total other financial results, net	460,325	266,606	193,719	72.7
Total financial results, net	(1,224,379)	512,616	(1,736,995)	n/a

We incurred a financial loss, net of P$1,224,379 million in 2023, as compared to financial income, net of P$512,616 million in 2022. Financial Results, net in 2023 mainly include losses generated by (i) foreign exchange differences measured in real terms of P$1,818,312 million as a result of the U.S. dollar appreciating 118% against the Argentine Peso compared to a 211.4% inflation (compared to a gain of P$358,768 million in 2022 and 72.5% devaluation of the Argentine Peso against the U.S. dollar compared to a 94.8% inflation in 2022), (ii) interest on borrowings measured in real terms of P$155,316 million (compared to P$123,660 million in 2022), and (iii) other financial results of P$52,693 million (compared to P$71,651 million in 2022). These losses were partially offset by gains generated by (i) the effect generated by the restatement in current currency, which amounted to a gain of P$498,845 million (compared to P$439,718 million in 2022), (ii) fair value gains on financial assets at fair value through profit or loss of P$170,840 million (compared to a loss of P$104,901 million in 2022) and (iii) gains from remeasurement in borrowings of P$132,257 million (compared to P$14,342 million in 2022).

Income Tax

The Company’s income tax charge includes the following effects: (i) the current tax payable for the year pursuant to tax legislation applicable to each of Telecom Argentina and its subsidiaries; (ii) the effect of applying the deferred tax method on temporary differences arising out of the asset and liability valuation according to tax versus financial accounting criteria and; (iii) the effects of the income tax inflation adjustment.

Income tax amounted to a gain of P$898,403 million in 2023 as compared to a gain of P$219,213 million in 2022. It includes mainly the following effects: (i) regarding current tax expenses, Telecom’s generated tax loss in fiscal year 2023 amounting to P$7,700 million and tax gain in fiscal year 2022 amounting to P$144,915 million, and (ii) regarding the deferred tax, in 2023 Telecom recorded a deferred tax gain of P$906,103 million compared to a deferred tax gain of P$74,298 million in 2022.

For more information on income tax, see Notes 3 and 15 to our Recast Annual Consolidated Financial Statements.

Net loss

Telecom Argentina recorded a net loss of P$663,161 million in 2023 as compared to a net loss of P$1,700,829 million for 2022 and represents (12.1)% of consolidated revenues as compared to (28.2)% in 2022. The loss was mainly due to the operating loss amounting to P$332,171 million and financial result, net of P$1,684,704 million, partially offset by the income tax benefit amounting to P$898,403 million.

Net loss attributable to controlling shareholders amounted to P$684,523 million in 2023 as compared to a net loss of P$1,718,966 million in 2022.

Liquidity and Capital Resources

Sources and Uses of Funds

We expect the main sources of Telecom Argentina’s liquidity in the short term to be cash flows from Telecom Argentina’s operations and cash flows from financing from third parties, which may include accessing to domestic and international capital markets and obtaining financing from financial institutions. Telecom Argentina’s principal uses of cash flows are expected to be capital expenditures, operating expenses, dividend payments to its shareholders, payments of borrowings and for general corporate purposes. Telecom Argentina expects working capital, funds generated from operations, dividend payments from its subsidiaries and financing from third parties to be sufficient. Telecom Argentina assumes that it will be able to access the domestic and international capital markets in 2025 to refinance its outstanding debt, if necessary.

Borrowings Developments during 2024

The most relevant borrowings developments in 2024 were the following:

Corporate Notes

During 2024, Telecom Argentina successfully completed the issuance new series of Notes as follows:

Series	Currency	Principal value (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date
20	US$ linked	59.7	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
		21.6	06/2024	06/2026	In one installment at maturity date	Annual fixed rate of 5.00%	Quarterly basis
21	US$	500	07/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
		115.3	07/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
		1.9	08/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
		200	10/2024	07/2031	In three installments of: 33% in 07/2029 33% in 07/2030 34% in 07/2031	Annual fixed rate of 9.50%	Semi-annual
22	US$ linked	33.7	08/2024	02/2026	In one installment at maturity date	Annual fixed rate of 2%	Quarterly basis
23	US$	75.2	11/2024	11/2028	In one installment at maturity date	Annual fixed rate of 7%	Semi-annual

Bank and other financing entities loans

●	During June 2024, disbursements of the credit line with EDC of US$11.6 million (equivalent to P$ 15,818 million as of September 30, 2025) were completed, maturing in May 2030. The principal disbursed accrues compensatory interest at a semi-annual SOFR plus a margin of 6.65%.
●	During July and August 2024, the Company exchanged US$117.3 million of its 2026 Notes for US$117.2 million of its Series 21 Notes.
●	During August 2024, through the liquidation of BOPREAL bonds, the Company prepaid its loan with the supplier CISCO for US$18 million (principal of US$17.6 million and interest of US$0.4 million). This negotiation resulted in a reduction of US$1.8 million (P$2,321 million in current currency as of September 30, 2025) recognized in “Borrowings renegotiation results and repurchase Notes” item, within “Financial results from borrowings”.

●	The Company has used US$704 million (P$890,771 million in current currency as of September 30, 2025) from Series 21 Notes for the payments and prepayments of the following borrowings and Notes:
o	IFC:
●	On August 15, 2024, the Company paid an amortization installment for US$40.9 million, fully prepaid the outstanding principal amount of US$38.3 million and paid the accrued interest and corresponding expenses amounting to US$5 million under its loan agreement dated March 4, 2019. On the same date, the Company paid an amortization installment for US$16.8 million, partially prepaid US$125 million and paid the accrued interest and corresponding expenses amounting to US$13 million under its loan agreement dated June 28, 2022.
●	On September 15, 2024, the Company paid an amortization installment for US$15.4 million, fully prepaid the outstanding principal amount of US$62.7 million and paid the accrued interest and corresponding expenses amounting to US$6 million under its loan agreement dated October 5, 2016.
●	Finally, on December 9, 2024, the Company fully prepaid the outstanding principal amount of US$42.7 million and paid the accrued interest and corresponding expenses amounting to US$2.2 million under its loan agreement dated June 28, 2022.
o

IIC: On September 3, 2024, the Company partially prepaid US$135 million and paid the accrued interest and corresponding expenses amounting to US$5.3 million under its loan agreement dated May 29, 2019.

o	Series 5 Notes: In August 2024, the Company repurchased Series 5 Notes for US$19.7 million.
o	Series 1 Notes: On December 20, 2024, the Company partially prepaid US$120 million and paid the accrued interest and corresponding expenses amounting to US$6 million of Series 1 Notes.
o	Interest payment: the Company paid accrued interest amounting to US$50 million of Series 1, 8 and 21 Notes.
●	In November 2024, the Company partially paid RMB156 million (principal and interest) of its loan agreement with CDB (P$27,811 million in current currency as of September 30, 2025).
●	In December 2024, the Company partially prepaid US$34.5 million (principal and prepaid fees) (P$ 43,036 million in current currency as of September 30, 2025) from its loan agreement with IDB dated May 29, 2019.

For more information about Telecom’s financing facilities (including currency, maturity, interest rate structure and amortization schedule), see Notes 13 and 26 to our Recast Annual Consolidated Financial Statements.

Derivate Financial Instrument

From time to time, in the ordinary course of business, Telecom enters derivative contracts to hedge the fluctuation of, mainly, exchange and interest rates.

In August 2024, the Company canceled the three DFI agreements (signed during September 2022), to hedge the fluctuation of SOFR from the IFC loan signed on June 28, 2022, for its total amount, for the period beginning February 15, 2023, to August 15, 2025. The DFI agreements entered into covered a total amount of US$184.5 million. The interest rates were 3.605%, 3.912% and 3.895%, respectively.

During 2024, Telecom Argentina entered several DFI agreements amounting to US$50 million to hedge the fluctuation of the exchange rate from its loan portfolio, fixing the average exchange rate at 1,004 Argentine Pesos/US$. The DFI agreements expired between July 2024 and August 2024.

For more information about Telecom’s derivative contract, see Note 22 and 26 to our Recast Annual Consolidated Financial Statements.

Cash Flow

The table below summarizes, for the years ended December 31, 2024, 2023 and 2022, Telecom’s consolidated cash flows:

	Year ended December 31,
	2024	2023	2022

	(P$ million)
Cash flows provided by operating activities	989,749	1,640,590	1,770,170
Cash flows used in investing activities	(467,636)	(1,512,818)	(1,371,859)
Cash flows used in financing activities	(494,721)	(255,390)	(378,800)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(63,507)	220,707	(8,045)
Increase/ (Decrease) in cash and cash equivalents	(36,115)	93,089	11,466
Cash and cash equivalents at the beginning of the year	424,356	331,267	319,801
Cash and cash equivalents at the end of the year	388,241	424,356	331,267

As of December 31, 2024, 2023 and 2022, we had P$388,241 million, P$424,356 million and P$331,267 million in cash and cash equivalents, respectively.

Cash flows provided by operating activities were P$989,749 million, P$1,640,590 million and P$1,770,170 million in 2024, 2023 and 2022, respectively.

Net cash provided by operating activities decreased P$650,841 million, or 39.7% in 2024 compared to 2023, primarily due to an increase of P$ 716,597 million in net cash outflows in connection with changes in our assets and liabilities, slightly offset by a decrease of P$ 61,150 million in net loss, adjusted for non-cash income and expense and lower income tax payments of P$4,606 million. The decrease was primarily due to an increase in trade payable payments, mostly due to settlements of outstanding foreign currency payables (which also were settled using government bonds), an increase in payments of salaries and social security payables, partially offset by an increase in cash flows related to trade receivables and other receivables.

Net cash provided by operating activities decreased P$129,580 million, or 7.3% in 2023 compared to 2022, primarily due to a P$655,159 million increase in net loss, adjusted for non-cash income and expense which was partially offset by (i) a P$455,415 million decrease in net cash outflows in connection with changes in our assets and liabilities and (ii) a P$70,164 million decrease in cash outflows used to pay income tax. The decrease in net cash outflows was primarily due to a decrease in the amounts paid to suppliers in foreign currency given the economic context and the foreign exchange restrictions in force during 2023, which was partially offset by an increase in the use of cash for acquisition of inventories and an increase in trade receivables.

Cash flows used in investing activities were P$467,636 million, P$1,512,818 million and P$1,371,859 million in 2024, 2023 and 2022, respectively.

In 2024, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$480,800 million, investments not considered as cash and cash equivalents of P$393,181 million, net of cash acquired from investments not considered as cash and cash equivalents of P$406,096 million.

In 2023, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$1,231,066 million and payments for investments not considered as cash and cash equivalents, net of P$710,874 million, partially offset by proceeds from sale of investments not considered as cash and cash equivalents of P$371,427 million.

In 2022, cash flows used in investing activities included payments for acquisitions of PP&E and Intangible assets of P$1,012,977 million, investments not considered as cash and cash equivalents of P$481,105 million, and payments for acquisition of subsidiaries of P$3,365 million.

Cash flows used in financing activities were P$494,721 million, P$255,390 million and P$378,800 million in 2024, 2023 and 2022, respectively.

In 2024, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$1,876,442 million, payment for repurchase of Notes for P$32,370 million and cash dividend payments for P$11,714 million partially offset by proceeds from borrowings for P$1,459,335 million.

In 2023, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$1,274,114 million and cash dividend payments for P$10,677 million partially offset by proceeds from borrowings for P$1,030,968 million.

In 2022, cash flows used in financing activities included payments for borrowings, interest and related expenses and leases liabilities for P$1,073,441 million and cash dividend payments for P$10,165 million partially offset by proceeds from borrowings for P$704,806 million.

Liquidity

The liquidity position of Telecom Argentina is and will be significantly dependent on its operating performance, its indebtedness, capital expenditure programs and dividends from its subsidiaries, if any.

Working Capital

Operating Working Capital is a non-GAAP measure, defined as the difference between our operating current assets and operating current liabilities. Our Management believes this measure is useful for assessing our efficiency in managing our short-term assets and liabilities and ensuring operational continuity. For reconciliation of Operating Working Capital to the most directly comparable IFRS Accounting Standards measure, see “—Reconciliation” below.

Net Current Financial Liability is a non-GAAP measure, defined as the difference between our financial assets and financial liabilities. Our Management believes this measure is useful for assessing our solvency and liquidity because it provides a view of our ability to meet our short- and long-term financial obligations. For reconciliation of Net Current Financial Liability to the most directly comparable IFRS Accounting Standards measure, “Reconciliation” below.

Working Capital is a non-GAAP measure, defined as the difference between our current assets and current liabilities. Our Management believes this metric is useful for measuring our short-term financial health and operational efficiency and assessing our ability to manage our liquidity and sustain our operational activities. For reconciliation of Working Capital to the most directly comparable IFRS Accounting Standards measure, “Reconciliation” below.

Telecom’s working capital breakdown and its main variations are disclosed below:

	2024	2023	Variation

	(P$ million)
Trade receivables	361,010	352,894	8,116
Other receivables	54,586	86,292	(31,706)
Inventories	73,721	83,741	(10,020)
Current liabilities (not considering borrowings)	(1,080,218)	(1,442,832)	362,614
Operating working capital - negative	(590,901)	(919,905)	329,004
As % of Revenues	11.7%	16.8%

Cash and cash equivalents	388,241	424,356	(36,115)
DFI	—	4,115	(4,115)
Investments	40,961	329,258	(288,297)
Current borrowings	(1,308,379)	(1,496,584)	188,205
Net Current financial (liability) asset	(879,177)	(738,855)	(140,322)

Assets classified as held for sale	2,153	—	2,153

Negative working capital (current assets—current liabilities)	(1,467,925)	(1,658,760)	190,835
Liquidity rate	0.38	0.44	(0.06)

Telecom has a typical working capital structure corresponding to a company with intensive capital that obtains spontaneous financing from its suppliers (especially PP&E and Intangible assets) for longer terms than those it provides to its customers. According to this, the negative working capital amounted to P$1,467,925 million as of December 31, 2024 (decreasing P$190,835 million compared to December 31, 2023).

During 2024, Telecom raised funds from the financial market to refinance part of its borrowings in order to optimize its maturity, interest rate and structure. For more information, see “—Liquidity and Capital Resources—Sources and Uses of Funds—Borrowings Developments during 2024”. Telecom will continue with its strategy of refinancing its borrowings in order to extend the contractual terms, and to obtain lower financing costs, with the aim of being able to cover its negative working capital.

Additionally, in relation to the acquisition of Telefónica Móviles, the financing described under “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles”, will not affect our Working Capital position for the next twelve months, since the capital maturities begin in 2028.

For our definitions of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, see “—Working Capital” herein.

Reconciliation

The following tables show a reconciliation of (i) Operating Working Capital; (ii) Net Current Financial Liability and (iii) Working Capital, in each case the most directly comparable IFRS Accounting Standards measure:

Operating working capital – negative

	2024	2023

	(P$ million)
Trade receivables (current)	361,010	352,894
Other receivables (current without DFI)	54,586	86,292
Inventories	73,721	83,741
Current liabilities	(2,388,597)	(2,939,416)
Borrowings (current)	1,308,379	1,496,584
Operating working capital - negative	(590,901)	(919,905)

Net Current financial liability

	2024	2023

	(P$ million)
Current liabilities	(2,388,597)	(2,939,416)
Trade payables (current)	542,367	947,795
Salaries and social security payables (current)	275,963	242,066
Income tax payables	5,562	4,148
Other taxes payables (current)	110,577	103,976
Dividend payable	837	—
Leases liabilities (current)	90,902	76,321
Other liabilities (current)	49,273	54,343
Provisions (current)	4,737	14,183
Cash and cash equivalents	388,241	424,356
Other Receivables DFI (current)	—	4,115
Investments (current)	40,961	329,258
Net Current financial liability	(879,177)	(738,855)

Negative working capital (current assets—current liabilities)

	2024	2023

	(P$ million)
Current assets	920,672	1,280,656
Current liabilities	(2,388,597)	(2,939,416)
Negative working capital (current assets—current liabilities)	(1,467,925)	(1,658,760)

The Company has several financing sources and several offers from first-class international institutions to diversify its current funding structure, which includes accessing the domestic and international capital market and obtaining competitive bank loans in what relates to terms and financial costs, with the objective of covering its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings.

To protect itself from changes in market conditions that could constrain its access to funding under certain circumstances, Telecom maintains certain minimum cash and liquid assets balances in its normal course of business. Telecom had consolidated cash and cash equivalents amounting to P$388,241 million and P$424,356 million as of December 31, 2024, and 2023, respectively. During the years ended December 31, 2024, and 2023, Telecom continued obtaining funds to the financial market used to pay its investments, operative working capital, and other corporative expenses and refinancing part of its borrowings within the framework of its permanent policy of optimizing the term, rate and structure of its borrowings. For further information, see Note 13 to our Recast Annual Consolidated Financial Statements.

For further information on the breakdown of our financial liabilities into relevant maturity groups based on the remaining period from December 31, 2024 to the contractual maturity date, please see Note 26 to our Recast Annual Consolidated Financial Statements.

Further, the Company has future obligations related to various purchase commitments that are presented in Note 20 to our Recast Annual Consolidated Financial Statements.

Compliance with Covenants

The Company holds certain loans with IDB, Finnvera, EDC, and CDB, hereinafter collectively referred to as the “Lenders”, which, as of December 31, 2024, amount to P$339,069 million. These loans establish, among other provisions, the obligation to comply with certain financial ratios, which are calculated based on contractual definitions, on a quarterly basis, along with the presentation of the Company’s financial statements: i) “Net Debt/EBITDA” and ii) “EBITDA/Interest Net”.

Considering the complexity of Argentina’s economic situation, which prevented the early and accurate estimation of certain financial ratios as of December 31, 2023, the Company, as of December 31, 2023, requested and obtained waivers regarding the Net Debt/EBITDA ratio.

During March 2024, the Company requested and obtained from the Lenders new waivers effective until March 31, 2025, which allowed increasing the maintenance Net Debt/EBITDA ratio above the originally established level (raising it to 3.75), for the calculation period between December 31, 2023 and December 31, 2024, establishing a net debt of US$2.700 billion on each calculation date, among other matters.

On January 31, 2025, the Company notified the Lenders that, due to the improvement of Argentina’s economic situation during 2024, the Company has been able to revert the situation that motivated the waiver and has complied with the ratios established in the original loan agreements since the calculation period ending on September 30, 2024, and has complied at all times with the conditions and restrictions set forth in the waiver agreements. As a consequence and based on the early calculation of the ratios for the calculation period ending on December 31, 2024, following the methodology set forth in the original loan agreements, the Company has informed the lenders that such waivers should no longer be in effect and that the original terms of the loan agreements shall be reinstated in their entirety.

Additionally, beyond the flexibility established in the waivers, the Company has also been within the limits established in the original loan agreements in relation to the aforementioned ratios for the calculation periods of 2024.

As of the date of issuance of the 2024 20-F, the Company complies with: a) the EBITDA/ Interest Net ratio and b) the Net Debt/EBITDA ratio established in the original loan agreements and is also in compliance with the rest of the covenants established.

For more information on our financial ratio waivers, see Note 13 of our Recast Annual Consolidated Financial Statements.

Dividends to Shareholders

Telecom Argentina has distributed non-cash dividends through the delivery of 2030 and 2035 Global Bonds issued by Argentina, funded by partial reversals of its voluntary reserve. These distributions were approved by the Ordinary and Extraordinary Shareholders’ Meetings held on June 2, 2022, April 27, 2023, and April 25, 2024. The table below summarizes these distributions:

		Distributed amount
		Currency of the	Current currency as of
Year	Non cash	transaction date	September 30, 2025
		(in millions of P$)
2024	2030 Global Bonds: US$145,602,795	115,725	144,962
2023	2030 Global Bonds: US$411,214,954	47,701	277,404
2022	2030 Global Bonds: US$411,145,986 2035 Global Bonds: US$103,854,014	31,634	374,325

For more information on our dividends to shareholders, see Note 4 of our Consolidated Financial Statements.

Our ability to generate sufficient cash from our operations to satisfy our indebtedness and capital expenditure needs may be affected by macroeconomic factors influencing our business, including, without limitation, the rate at which Argentine Pesos can be exchanged for U.S. dollars and rates of inflation, among others. Certain statements expressed in this section constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, including those described in the 2024 20-F in “Item 3—Key Information—Risk Factors”. Actual results may differ materially from our expectations described above as a result of various factors.

Capital Expenditures

We estimate that our capital expenditures in 2025 will be approximately P$1,154,973 million without considering the Telefónica Móviles acquisition described under “Item 4—Information on the Company—Recent Developments—Acquisition of Telefónica Móviles”, as compared to P$694,415 million in 2024 (which represented 13.8% of our consolidated revenues).

The primary investment projects in PP&E are related to the expansion of cable television and internet services, aimed at improving transmission and access speed for customers, the deployment of 4G coverage and capacity, and the continued expansion of 5G to support mobile internet growth and enhance service quality.

In terms of infrastructure, throughout 2024, we continued to enhance the services we provide through the deployment of the 4G/LTE network, and the deployment of fiber optics to connect homes with broadband, which also improved our fixed and data networks. The deployment of 4G/LTE reached a coverage of 97% of the urban population, and we achieved a coverage of 98% of the population in Argentina’s major cities. Our mobile network customers with access to our 4G network, according to the latest benchmark conducted by Ookla in December 2024, experience improved service quality, with average speeds of 78 Mbps compared to 35 Mbps in the same period of 2023. Additionally, approximately 77% of calls are made via VoLTE, a technology that enables voice calls over the 4G network with significant improvements in audio and video quality.

Furthermore, we continued deploying mobile site connectivity to achieve better quality and capacity, replacing radio links with high-capacity fiber optic connections. Lastly, we continued with the plan to connect remote and low-density areas through satellite backhaul.

See “Item 3—Key Information—Risk Factors—Risks Relating to Telecom and its Operations—We face substantial and increasing competition in the Argentine fixed and mobile telephony, cable television, internet and Fintech Services businesses”. We expect to finance our capital expenditures through cash generated from our operations, cash on hand and financing from third parties; therefore, our ability to fund these expenditures is dependent on, among other factors, our ability to generate sufficient funds from operations. Telecom’s ability to generate sufficient funds for capital expenditures is also dependent on its ability to increase its service prices, the increase of its operating costs due to inflation and the increase of the cost of imported materials in Peso terms as a result of the devaluation of the Peso/U.S. dollar.

Research and Development, Patents and Licenses, etc.

None.

Trend Information

We closed 2024 with significant achievements that strengthen our commitment to the development of the digital economy. Through our leadership in the ICT sector, we continue to connect people, communities, and businesses, boosting their digital experience with innovative solutions and a comprehensive ecosystem of services.

Throughout the year, Telecom strengthened the deployment of its fiber optic networks and expanded its 4G network coverage, delivering high-quality connectivity across the country. Furthermore, it reaffirmed its leadership in digital platforms, which continue to expand their user base, with services like Flow, a benchmark in entertainment, and the digital wallet Personal Pay, which continues to strengthen its position in the fintech industry.

On the other hand, Personal 5G continues its deployment of fifth-generation mobile sites across major cities in Argentina, cementing its role as the standard that will transform industries and open up new business opportunities. With a planned investment to meet the growing demand for this technology, Telecom reaffirms its role as a catalyst for innovation in an expanding digital ecosystem.

A significant development in 2024 was the repeal of Decree No. 690/20, which had restricted competition and the freedom to set prices in ICT services. This advancement not only enhanced predictability within the sector but also paved the way for new regulatory initiatives poised to further boost the ICT industry. We are confident in this new stage for the country, with a path of growth and economic expansion ahead that necessitates full digital development, driven by the simplification and modernization of regulations and tax schemes that favor private investment in the ICT industry.

Regionally, Telecom continues to expand its reach in Paraguay, Uruguay, and Chile, leveraging the platformization of services as a key business model. In this context, the Company leads the GSMA Open Gateway initiative in Argentina, which aims to standardize and monetize network assets. This project will enable the implementation of security solutions to accelerate the technological development of the entire region’s digital ecosystem.

Telecom not only drives the development of the digital economy but also works on sustainability initiatives such as energy efficiency and the circular economy, integrating these values into its operational model. This approach reflects its commitment to a sustainable future for both its customers and society at large.

Telecom reaffirms its financial strength and forward-looking approach, evolving from a traditional telecommunications company to a digital company with regional impact.

Looking ahead, we seek to continue leading the digital transformation in Argentina, connecting ideas, talent, and opportunities that enhance innovation and growth in an increasingly interconnected world.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: February 10, 2026	By:	/s/ Luis Fernando Rial Ubago
		Name:	Luis Fernando Rial Ubago
		Title:	Responsible for Market Relations